As filed with the Securities and Exchange Commission on February 8, 2022

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

USAA ACCEPTANCE, LLC

as Depositor to the Issuing Entities described herein

(Exact name of registrant as specified in its charter)

Delaware	71-0898378
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Commission File Number of Depositor: 333-__________

Central Index Key Number of Depositor: 0001178049

Central Index Key Number of Sponsor: 0000908392

USAA Federal Savings Bank

(Exact name of sponsor as specified in its charter)

USAA Acceptance, LLC

1105 North Market Street, Suite 1300

Wilmington, Delaware 19801

(302) 651-8408

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brett Seybold

President, Chief Executive Officer, Treasurer, Principal Financial Officer, Comptroller

and Senior Officer in Charge of Securitization

10750 McDermott Freeway

San Antonio, Texas 78288

(210) 913-8640

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart Litwin, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be amended. We may not sell the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not seeking an offer to buy the notes in any state where the offer or sale is not permitted.

Subject to completion, dated [●][●], 20[●][●]

PROSPECTUS

$[●][(1)][(4)]

USAA AUTO OWNER TRUST 20[●]-[●]

Issuing Entity

Central Index Key Number: [                ]

USAA Acceptance, LLC

Depositor

Central Index Key Number: 0001178049

USAA FEDERAL SAVINGS BANK

Sponsor, Seller and Servicer

Central Index Key Number: 0000908392

Before you purchase any of these notes, be sure you read this prospectus, especially the risk factors beginning on page 26 of this prospectus.

A note is not a deposit and neither the notes nor the underlying motor vehicle loans are insured or guaranteed by the FDIC or any other governmental authority.

The notes will represent obligations of the issuing entity only and will not represent obligations of USAA Acceptance, LLC, USAA Federal Savings Bank or any of their respective affiliates.

[(1)

The aggregate principal amount issued of notes will be either $[        ] or $[        ]. See “Risk Factors—Risks associated with unknown initial principal amount of notes.” If such amount is $[        ], USAA Auto Owner Trust 20[●]-[●] will issue the notes[(4)] described in the table below:] [The following notes are being issued by USAA Auto Owner Trust 20[●]-[●]:]

	Class A-1 Notes			Class A-2[-A] Notes[(7)]			[Class A-2-B Notes[(7)]]	Class A-3 Notes[(7)]			Class A-4 Notes[(7)]			Class B Notes
Principal Amount Issued[(2)]	$	[	●]	$	[	●]	$[●]	$	[	●]	$	[	●]	$	[	●]
Principal Amount Offered[(3)]	$	[	●]	$	[	●]	$[●]	$	[	●]	$	[	●]	$	[	●]
Per Annum Interest Rate(5)		[	●]%		[	●]%	[Benchmark]+[●]%[(6)]		[	●]%		[	●]%		[	●]%
Final Scheduled Payment Date		[	●]		[	●]	[●]		[	●]		[	●]		[	●]
Initial Public Offering Price		[	●]%		[	●]%	[●]%		[	●]%		[	●]%		[	●]%
Underwriting Discount		[	●]%		[	●]%	[●]%		[	●]%		[	●]%		[	●]%
Proceeds to Depositor(8)		[	●]%		[	●]%	[●]%		[	●]%		[	●]%		[	●]%

[(2)

If the aggregate principal amount issued is $[        ], the trust will issue $[        ] of class A-1 notes, $[        ] of class A-2 notes, $[        ] of class A-3 notes and $[        ] of class A-4 notes[and $[        ] of class B notes.]]

[(3)

If the aggregate principal amount issued is $[        ], the initial offered amount will be comprised of $[        ] of class A-1 notes, $[        ] of class A-2 notes, $[        ] of class A-3 notes and $[        ] of class A-4 notes[and $[        ] of class B notes.]

(4)

One or more majority-owned affiliates of the Bank will retain [all of the Class [    ] notes and [●]% of the initial principal amount of each [other] class of notes. See “Originator, Sponsor, Seller and Servicer—Credit Risk Retention.” The depositor or one of its affiliates may initially retain an additional amount of all or one or more classes of notes.

(5)

The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche].

[(6)

The interest rate on the Class A-2-B Notes will be based on [insert applicable floating rate benchmark]. For a description of how [insert applicable floating rate benchmark] is determined see “Description of the Notes—Payments of Interest.” If the sum of Benchmark + [●]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “Description of the Notes—Payments of Interest” in this prospectus.] [NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index, which will be an index other than LIBOR, that will be used to determine interest payments for such floating rate tranches.]

[(7)

The aggregate initial principal balance of the Class A-[        ] notes and the Class A-[        ] notes will be $[        ]. The initial principal balance of the Class A-[        ] notes and the Class A-[        ] notes will be determined on or prior to the day of pricing of those classes of notes.]

(8)	Before deducting expenses payable by the depositor estimated to be $[●].

The total initial public offering price is $[●], the total underwriting discount is $[●] and the total proceeds to the depositor is $[●], in each case calculated based on the offered principal amount of the notes.

Payments on the Notes

•  The notes are payable solely from the assets of the issuing entity, which consist primarily of retail motor vehicle installment loans that are secured by new and used automobiles and light-duty trucks, [payments due under an interest rate [swap][cap] agreement] and funds on deposit in the reserve account. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in the pre-funding account on the closing date]. [[●] will be the counterparty to the interest rate swap agreement.] [[●] will be the cap provider under the interest rate cap agreement.]

•  The issuing entity will pay interest and principal on the notes on the [●] day of each month (or, if the [●] day is not a business day, the next business day). The first payment date will be [●][●], 20[●].

•  The issuing entity will pay principal on the notes in accordance with the payment priorities described in this prospectus. [The issuing entity will not pay principal during the revolving period, which is scheduled to terminate on [insert date not later than three years after the closing date.] However, if the revolving period terminated early as a result of an early amortization event, principal payments may commence prior to that date.]

Credit Enhancement

•  The issuing entity will also issue asset-backed certificates representing an equity interest in the issuing entity, which are not being offered hereby. The asset-backed certificates are subordinated to payments on the notes.

[•   Credit enhancement for the notes will consist of [a reserve account in an initial amount of at least $[●],] [a yield supplement account in an initial amount equal to at least $[●],] [excess interest on the receivables,] [the yield supplement overcollateralization amount,] [overcollateralization (in addition to the yield supplement overcollateralization amount),] and, in the case of the Class A notes, subordination of the Class B notes.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS
[●] [●]
Solely with respect to the Class A Notes:

[●]	[●]	[●]	[●]

The date of this prospectus is [●] [●], 20[●]

i

ii

iii

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity and the notes offered by this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any state where the offer is not permitted. We make no claim that the information in this prospectus is accurate on any date other than the dates stated on the cover.

We have started with an introductory section in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory section is a Summary of Terms, which provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features. Immediately after the Summary of Terms, we have included Risk Factors, which describe the material risks to investors in the notes.

We include cross-references in this prospectus to captions where you can find additional related information. You can find page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [●] of this prospectus. The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

In this prospectus, the terms “we,” “us” and “our” refer to USAA Acceptance, LLC.

This prospectus may contain forward-looking statements. Whenever we use words like “intends,” “anticipates” or “expects,” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of uncertainties and circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

USAA Acceptance, LLC, as the depositor of the issuing entity, has filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended. This prospectus is part of the registration statement but the registration statement includes additional information.

The SEC maintains an Internet site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the dates of filing of the documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering.

COPIES OF THE DOCUMENTS

You may receive a free copy of any or all of the documents incorporated by reference in this prospectus if:

•	you received this prospectus; and

•	you request such copies from USAA Acceptance, LLC, 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (Telephone: (302) 651-8408).

This offer only includes the exhibits to such documents if such exhibits are specifically incorporated by reference in such documents. You may also read and copy these materials at the public reference facilities of the SEC in Washington, D.C. referred to above.

REPORTS TO BE FILED WITH THE SEC

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by USAA Federal Savings Bank (the “Bank”), and sent on behalf of the issuing entity to the indenture trustee, which will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [●] Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at ([●]) [●]-[●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. The Bank, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset-level data files and related documents on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “USAA Auto Owner Trust 20[●]-[●]” and file number 333-[●]-[●]. The issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset-level data files and related documents on Form ABS-EE and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on the Bank’s website because those reports are made available to the public on the SEC website as described above.

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORISED TO CARRY ON A REGULATED ACTIVITY UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”) OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED, OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(a) TO (d) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THAT ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE IN THE UNITED KINGDOM FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED) AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA (THE “UK PROSPECTUS REGULATION” ).

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED) AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION” ) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “PROSPECTUS REGULATION”). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE TO A PERSON OR LEGAL ENTITY QUALIFYING AS A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS REGULATION). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER OF

NOTES IN A RELEVANT MEMBER STATE WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN A RELEVANT MEMBER STATE TO ANY PERSON OR LEGAL ENTITY OTHER THAN A QUALIFIED INVESTOR.

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS REGULATION.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

(1)	The certificates are not being offered for sale by this prospectus. [We][One or more majority-owned affiliates of the Bank] will initially retain the certificates.]
(2)

[One or more majority-owned affiliates of the Bank will initially retain [all of the Class [    ] notes and ][●]% of the initial principal amount of each [other] class of notes. See “Originator, Sponsor, Seller and Servicer—Credit Risk Retention”. The depositor or one of its affiliates may initially retain an additional amount of all or one or more classes of notes.]

[1]	For further detail, please see “Application of Available Funds—Priority of Distributions” and “Description of the Notes—Payments of Principal—The Indenture—Events of Default” in this prospectus.

SUMMARY OF TERMS OF THE NOTES

The following summary is a short description of the main terms of the offering of the notes. For that reason, this summary does not contain all of the information that may be important to you or that describes all the terms of a security. To fully understand the terms of the offering of the notes, you will need to read this prospectus in its entirety.

Issuing Entity

USAA Auto Owner Trust 20[●]-[●], a Delaware statutory trust, will acquire from the depositor a pool of motor vehicle installment loans that constitute the receivables in exchange for the notes and certificates. The trust is referred to as the “issuing entity.” The issuing entity will rely upon collections on the receivables and the funds on deposit in the reserve account to make payments on the notes. The issuing entity will be solely liable for the payments on the notes. The issuing entity was created by a trust agreement between the depositor and the owner trustee.

Originator, Sponsor, Seller, Administrator and Servicer

USAA Federal Savings Bank, which we refer to as the “Bank,” originated the receivables. On the closing date, the Bank will sell the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity. The Bank will continue to act as servicer for the receivables and will act as administrator for the issuing entity.

Depositor

USAA Acceptance, LLC, a Delaware limited liability company and a wholly-owned subsidiary of USAA Federal Savings Bank, which we refer to as the “depositor.”

Classes of Notes

[The][If the aggregate initial principal amount is $[        ], the] issuing entity will issue the following classes of notes:

Class of Notes	Initial Principal Amount	Interest Rate	Final Scheduled Payment Date
Class A-1	$[●]	[●]%	[●]
Class A-2[-A]	$[●]	[●]%	[●]
[Class A-2-B]	$[●]	[Benchmark]+ [●]%	[●]
Class A-3	$[●]	[●]%	[●]
Class A-4	$[●]	[●]%	[●]
Class B	$[●]	[●]%	[●]

[If the aggregate initial principal amount is $[        ], the issuing entity will issue the following classes of notes:]

Class of Notes	Initial Principal Amount	Interest Rate	Final Scheduled Payment Date
Class A-1	$[●]	[●]%	[●]
Class A-2[-A]	$[●]	[●]%	[●]
[Class A-2-B]	$[●]	[Benchmark]+ [●]%	[●]
Class A-3	$[●]	[●]%	[●]
Class A-4	$[●]	[●]%	[●]
Class B	$[●]	[●]%	[●]]

[The Class A-2-A notes and the Class A-2-B notes are sometimes referred to as the “Class A-2 notes.” The Class A-2-A notes rank pari passu with the Class A-2-B notes.]

[The allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing and may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the floating rate Class A-2-B notes and none of the principal amount is allocated to the fixed rate Class A-2-A notes.]

[The interest rate for each class of notes will be a fixed rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2-A] notes are the fixed rate notes and the Class [A-2-B] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”

For a description of how interest will be calculated on the floating rate notes, see “Description of the Notes—Payments of Interest.”]

We refer to the Class A-1 Notes, the Class A-2[-A] Notes, [the Class A-2-B Notes,] the Class A-3 Notes, the Class A-4 Notes and the Class B Notes [that are being offered by this prospectus] collectively as the “offered notes.” [One or more majority-owned affiliates of the Bank][We] will initially retain [all of the Class [    ] notes and ][●]% of the initial principal amount of each [other ]class of notes. See “Originator, Sponsor, Seller and Servicer—Credit Risk Retention”. [One or more majority-owned affiliates of the Bank][We] may initially retain an additional amount of all or one or more classes of notes.

Certificates

In addition to the notes described above, the issuing entity is also issuing the asset-backed certificates, representing an equity interest in the issuing entity, which are not offered pursuant to this prospectus. The certificates will be entitled only to certain amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts. [[We][One or more majority-owned affiliates of the Bank] will initially retain the certificates but will transfer the certificates to an affiliate on the closing date]. Information about the certificates is set forth herein solely to provide a better understanding of the offered notes.

Closing Date

The issuing entity expects to issue the notes on or about [●] [●], 20[●], the “closing date.”

[Statistical Cut-off Date

The statistical cut-off date for the receivables in the statistical pool used in preparing the statistical information presented in this prospectus is [●] [●], 20[●], which we refer to as the “statistical cut-off date.”]

Cut-off Date

The cut-off date for the receivables sold to the issuing entity on the closing date is the close of business on [●] [●], 20[●], which we refer to as the [initial] “cut-off date.” [and the cut-off date for the receivables sold to the issuing entity on a Funding Date, the “subsequent cut-off date,” is the date specified in the notice relating to that Funding Date).]

Owner Trustee

[●].

Indenture Trustee

[●].

Asset Representations Reviewer

[●].

[Swap Counterparty]

[[●], a [●], will be the “swap counterparty.” [insert disclosure required by Item 1115 of Regulation AB].

[Cap Provider]

[[                ], a [                ], will be the “cap provider.”] [insert disclosure required by Item 1115 of Regulation AB.]

Payment Dates

On the [●] day of each month (or, if the [●] day is not a business day, the next business day), the issuing entity will pay interest and principal on the notes.

First Payment Date

The first payment date will be [●] [●], 20[●].

Record Dates

On each payment date, the issuing entity will pay interest and principal to the holders of the notes as of the related record date. Generally, the “record date” for the notes for each payment date will be the close of business on the business day immediately preceding such payment date. However, if definitive notes are issued, the record date will be the close of business on the last business day of the preceding calendar month.

Interest Rates

On each payment date, the issuing entity will pay interest on each class of notes at the rates specified on the front cover of this prospectus.

Interest Accrual

Class A-1 Notes [and the Class A-2-B Notes]

“Actual/360,” accrued from and including the prior payment date (or from and including the closing date, in the case of the first payment date) to but excluding the current payment date.

Class A-2[-A] Notes, Class A-3 Notes, Class A-4 Notes and Class B Notes

“30/360,” accrued from and including the [●] day of each calendar month preceding each payment date (or from and including the closing date, in the case of the first payment date) to but excluding the [●] day of the month in which the current payment date occurs, and assuming each month has thirty (30) days.

This means that, if there are no outstanding shortfalls in the payment of interest, the interest due on each class of notes on each payment date will be the product of:

1.	the outstanding principal amount of the related class of notes;

2.	the related interest rate; and

3.	(i) in the case of the Class A-1 Notes [and the Class A-2-B Notes]: the actual number of days in the accrual period divided by 360; and (ii) in the case of the other classes of notes: 30 (or, in the case of the first payment date, [●], assuming that the closing date is [●] [●], 20[●]) divided by 360.

For a more detailed description of the payment of interest, refer to “Description of the Notes—Payments of Interest.”

Principal Payments

[The issuing entity will not pay principal on the notes on any payment date occurring during the revolving period.]

Prior to the acceleration of the notes following an event of default, the issuing entity will pay principal on the notes monthly on each payment date[ occurring during the amortization period] in accordance with the payment priorities described below under “—Flow of Funds and Priority of Distributions.” The amount of principal distributable to the noteholders on each payment date will be based on the amount of collections and defaults on the receivables during the prior collection period. This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

On each payment date, prior to an acceleration of the notes following an event of default, which is described below under “—Priority of Distributions after an Event of Default,” the issuing entity will distribute funds allocable to the principal distribution account as described under “—Flow of Funds and Priority of Distributions” to pay principal of the notes in the following order of priority:

•	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A] notes [and the Class A-2-B notes, ratably], until the Class A-2[-A] notes [and the Class A-2-B notes] are paid in full;

•	third, to the Class A-3 notes, until the Class A-3 notes are paid in full;

•	fourth, to the Class A-4 notes until the Class A-4 notes are paid in full; and

•	fifth, to the Class B notes, until the Class B notes are paid in full.

Flow of Funds and Priority of Distributions

Unless the notes have been accelerated upon an event of default, the issuing entity will pay the following amounts on each payment date in the following order of priority from collections on the receivables received during the related collection period[,] [and] certain amounts withdrawn from the reserve account[,] [and the yield supplement account] [and amounts, if any, paid by the swap counterparty]:

•	first, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods [(except that amounts on deposit in the risk retention reserve account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer)];

•	[second, to the swap counterparty, the net swap payment;]

•	third, [pro rata, to the swap counterparty, any senior swap termination payment and] to the Class A Noteholders, ratably, the accrued Class A Note interest;

•	fourth, to the principal distribution account for distribution to the noteholders, the first allocation of principal, which will be an amount equal to the excess, if any, of (a) the note balance of the Class A Notes as of that payment date (before giving effect to any principal payments made on the Class A Notes on that payment date) over (b) the net pool balance as of the last day of the related collection period; provided, that such amount will not exceed the outstanding note balance of the Class A Notes; provided, further, that such amount on and after the final scheduled payment date for any class of Class A Notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A Notes to zero;

•	fifth, to the Class B Noteholders, the accrued Class B Note interest;

•	sixth, to the principal distribution account for distribution to the noteholders, the second allocation of principal, which will be an amount equal to the excess, if any, of (a) the sum of the note balance of the Class A Notes and the Class B Notes (before giving effect to any principal payments made on the Notes on such payment date) minus the first allocation of principal for the specified payment date over (b) the net pool balance as of the last day of the related collection period; provided, however, that such amount on and after the final scheduled payment date for the Class A Notes or the Class B Notes will not be less than the amount that is necessary to reduce the note balance of each such class, as applicable, to zero (after the application of the first allocation of principal);

•	seventh, to the reserve account, until the amount of funds in the reserve account is equal to the specified reserve account balance;

•	eighth, to the principal distribution account for distribution to the noteholders, the regular allocation of principal, if any, which will be an amount equal to the lesser of (i) the note balance of the Notes as of such payment date (before giving effect to any principal payments made on the Notes on such payment date) and (ii) an amount equal to the excess of (A) (x) the note balance of the Notes as of such payment date (before giving effect to any payments made on the Notes on such payment date); minus (y) the sum of the first allocation of principal and the second allocation of principal, if any, in each case for such payment date; over (B) the net pool balance as of the end of the related collection period less the targeted overcollateralization amount (as defined below under “Description of the Notes—Credit Enhancement—Overcollateralization”);

•	[ninth, to the swap counterparty, any subordinated swap termination payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

•

tenth, to the owner trustee and the indenture trustee, accrued and unpaid fees and reasonable expenses (including indemnification amounts) due and payable under the sale and servicing agreement, the trust agreement, the asset representations review agreement and the indenture, as applicable, which have not been previously paid (as described under

“—Indenture Trustee and Owner Trustee Fees and Expenses” below);

•	eleventh, to the asset representations reviewer, accrued and unpaid fees and reasonable expenses (including indemnification amounts) due and payable under the asset representations review agreement which have not been previously paid (as described under “—Asset Representations Reviewer Fees and Expenses” below);

•	twelfth, to the servicer, legal expenses and costs incurred pursuant to the sale and servicing agreement [(except that amounts on deposit in the reserve account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer)]; and

•	thirteenth, to or at the direction of the certificateholders, any funds remaining.

For a more detailed description of the priority of distributions and the allocation of funds on each payment date, you should refer to “Application of Available Funds.”

Priority of Distributions after an Event of Default

If payment of the notes has been accelerated after an event of default, after payment of certain amounts to the trustees, the asset representations reviewer[,] [and] the servicer [and the swap counterparty], interest on the Class A Notes will be paid ratably to each class of Class A Notes and principal payments will then be made first to the Class A-1 Noteholders until the Class A-1 Notes are paid in full. Next, the noteholders of all other classes of Class A Notes will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of Class A Notes until those other classes of Class A Notes are paid in full. After interest on and principal of all of the Class A Notes are paid in full, the Class B Noteholders will receive interest and principal payments until the Class B Notes are paid in full.

Credit Enhancement

Credit enhancement provides protection for the notes against losses and delays in payments on the receivables or other shortfalls of cash flow. The credit enhancement for the notes will be as follows:

Class A Notes:	Subordination of payments on the Class B Notes, [overcollateralization,] [the reserve account,] [the yield supplement account,] [the yield supplement overcollateralization amount] [certificates,] [and] [excess interest]

Class B Notes:	[Overcollateralization,] [the reserve account,] [the yield supplement account,] [the yield supplement overcollateralization amount,] [certificates,] [and] [excess interest]

Subordination of Payments on the Class B Notes

Payments of interest on the Class B Notes will be subordinated to payments of interest on the Class A Notes and certain other payments on that payment date (including principal payments of the Class A Notes in specified circumstances). No payments of principal will be made on the Class B Notes until the principal of and interest on the Class A Notes has been paid in full. If an event of default occurs and payment of the notes has been accelerated, no payments of interest or principal will be made on the Class B Notes until the Class A Notes are paid in full. Consequently, the holders of the Class B Notes will incur losses and shortfalls because of delinquencies and losses on the receivables before the holders of Class A Notes incur those losses and shortfalls. See “Risk Factors—Class B Notes are subject to greater credit and other risk because the Class B Notes are subordinated to the Class A Notes.”

While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an event of default. When the Class A Notes are no longer outstanding, an event of default will occur if the full amount of interest due on the Class B Notes is not paid within five (5) business days after the related payment date.

Overcollateralization

Overcollateralization represents the amount by which the aggregate principal balance of the receivables exceeds the aggregate principal amount of the notes.

Overcollateralization will be available to absorb losses on the receivables that are not otherwise covered by excess collections on or in respect of the receivables, if any. [The][If the aggregate principal amount issued is $[        ], the] initial amount of overcollateralization will be $[●], or approximately [●]% of the net pool balance as of the cut-off date. [If the aggregate principal amount issued is $[        ], the initial amount of overcollateralization will be $[●], or approximately [●]% of the pool balance as of the cut-off date.] The application of funds as described under “—Flow of Funds and Priority of Distributions” above is designed to maintain the amount of overcollateralization as of any payment date at the targeted overcollateralization amount. The “targeted overcollateralization amount” for each payment date will be equal to the greater of (a) the result of (i) [●]% of the net pool balance on such payment date minus (ii) the specified reserve account balance and (b) [●]% of the net pool balance as of the cut-off date. The targeted overcollateralization amount shall not exceed the net pool balance on such payment date. For a more detailed description of overcollateralization as credit enhancement for the notes, see “Description of the Notes—Credit Enhancement—Overcollateralization.”

Reserve Account

On the closing date, [if the aggregate principal amount issued is $[        ], ]the depositor will deposit [a minimum of] $[●] into the reserve account ([●]% of the net pool balance) [, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account] as of the cut-off date (the “specified reserve account balance”)).

[On the closing date, if the aggregate principal amount issued is $[        ], the depositor will deposit [a minimum of] $[●] into the reserve account ([●]% of the pool balance) [, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account] as of the cut-off date).]

On each payment date prior to an event of default that has resulted in an acceleration of the notes, if collections on the receivables [and certain amounts withdrawn from the yield supplement account] are insufficient to make the payments described in clauses first through [sixth] in “—Flow of Funds and Priority of Distributions” above, the indenture trustee will withdraw funds, to the extent available, from the reserve account to pay such amounts. Consequently, the reserve account, to the extent of any funds available, will protect the holders of the Class A Notes against delinquencies and losses on the receivables before it protects the holders of the Class B Notes.

On each payment date prior to an event of default that has resulted in an acceleration of the notes, the issuing entity will deposit into the reserve account, to the extent necessary to reinstate the specified reserve account balance, any collections on the receivables remaining after the payment of the amounts described in clauses first through [sixth] listed in “—Flow of Funds and Priority of Distributions” above.

On each payment date, the indenture trustee will withdraw funds on deposit in the reserve account in excess of the specified reserve account balance as available funds, and deposit such funds into the collection account to be distributed in accordance with the priorities listed above in “—Flow of Funds and Priority of Distributions.”

For a more detailed description of the deposits to and withdrawals from the reserve account, you should refer to “Description of the Receivables Transfer and Servicing Agreements—Reserve Account” and “Description of the Notes—Credit Enhancement—Reserve Account.”

[Yield Supplement Account]

[On the closing date, [if the aggregate principal amount issued is $[        ], ]the depositor will deposit a minimum of $[●] into the yield supplement account. [On the closing date, if the aggregate principal amount issued is $[        ], the depositor will deposit a minimum of $[●] into the yield supplement account.] No additional deposits will be made to the yield supplement account after the closing date. Funds on deposit in the yield supplement account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual contract rates.

On or before each payment date, the indenture trustee will withdraw funds from the yield supplement account and deposit in the collection account a specified amount with respect to that payment date, which funds will be applied to make the payments described under “—Flow of Funds and Priority of Distributions” above.

For a more detailed description of the deposit to and withdrawals from the yield supplement account, you should refer to “Description of the Receivables Transfer and Servicing Agreements—Yield Supplement Account” and “Description of the Notes—Credit Enhancement—Yield Supplement Account.”]

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the contract rate of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the contract rate of that receivable and [●]%.

As of the closing date, [if the aggregate principal amount issued is $[        ], ]the yield supplement overcollateralization amount will equal $[●], which is approximately [●]% of the pool balance. [As of the closing date, if the aggregate principal amount issued is $[        ], the yield supplement overcollateralization amount will equal $[●], which is approximately [●]% of the pool balance.] The yield supplement overcollateralization amount will decline on each payment date. The yield supplement overcollateralization amount is intended to compensate for low contract rates on some of the receivables and is in addition to the overcollateralization referred to above.

See “Description of the Notes—Credit Enhancement—Yield Supplement Overcollateralization Amount” for more detailed information.]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee[, any net swap payment] and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with the “—Flow of Funds and Priority of Distributions” described above.]

Certificates

The asset-backed certificates will be subordinated to the notes to provide credit enhancement for the notes because the certificates will be entitled only to certain amounts remaining after the notes have been paid in full. The certificates will be non-interest bearing.

[Interest Rate Swap]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on the Class [●] notes. The interest rate swap for the Class [●] notes will have an initial notional amount equal to the note balance of the Class [●] notes on the closing date, and that notional amount will decrease by the amount of any principal payments made on the Class [●] notes.

The notional amount under the interest rate swap will at all times be equal to the note balance of the Class [●] notes.

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [●]% multiplied by the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on [insert applicable floating rate benchmark]

plus [●]% multiplied by the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap will be exchanged on a net basis. Any “net swap payment” owed by the issuing entity to the swap counterparty on the interest rate swap ranks higher in priority than all payments on the notes.

The interest rate swap agreement may be terminated upon an event of default or other termination event specified in the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement, if performance under the interest rate swap agreement would be illegal or if a bankruptcy event occurs with respect to the issuing entity, a “senior swap termination payment” may be due that is pro rata with payments of interest on the Class A notes and is higher in priority than payments of principal on the Class A notes and Class B notes. “Subordinated swap termination payments,” which may be due because of an event of default or termination event under the interest rate swap agreement not involving the issuing entity’s failure to make a net swap payment, the illegality of performance under the interest rate swap agreement or a bankruptcy event with respect to the issuing entity, will be subordinate to payments of principal and interest on the Class A notes and Class B notes.

The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “Description of the Notes—Interest Rate Swap Agreement” and “The Swap Counterparty.”]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on the Class [●] notes. The interest rate cap for the Class [●] notes will have an initial notional amount equal to the note balance of the Class [●] notes on the closing date, and that notional amount will decrease by the amount of any principal payments on the Class [●] notes. The notional amount under the interest rate cap will at all times be equal to the note balance of the Class [●] notes.

If [insert applicable floating rate benchmark] related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of:

1.	[insert applicable floating rate benchmark] for the related payment date minus the cap rate of [●]%;

2.	the notional amount on the cap on the first day of the interest period related to such payment date; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the Hired Agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the Hired Agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity is not expected to be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see “Description of the Notes—Interest Rate Cap Agreement” and “The Cap Provider.”]

Optional Prepayment

The servicer will have the right at its option to exercise a “clean-up call” to purchase (or to designate one or more persons to purchase) the trust estate (other than the reserve account) from the issuing entity on any payment date if both of the following conditions are satisfied: (i) the then-outstanding net pool balance of the receivables as of the last day of the related collection period has declined to [10]% or less of [the sum of (a)] the net pool balance of the receivables as of the [initial] cut-off date [and (b) the initial pre-funding deposit amount, if any,] and (ii) the sum of the purchase price for the receivables and the other issuing entity property (other than the reserve account [and the yield supplement account]) and available funds for such payment date is sufficient to pay (x) the amounts required to be paid under clauses first through [sixth] of “—Flow of Funds and Priority of Distributions” above and (y) any outstanding note balance (after giving effect to the payments described in the preceding clause (x)). We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables of the issuing entity on such date. The purchase price will equal the net pool balance (assuming that the receivables that were more than thirty (30) days past due as of the last day of the related collection period have a principal balance of zero) plus accrued and unpaid interest on the receivables as of the last day of the collection period immediately preceding the redemption date. If such purchase price is not at least equal to the outstanding principal balance of the notes, the servicer will not be permitted to exercise its optional purchase and effect the redemption of the notes. The issuing entity will apply such payment to the payment of the notes in full.

It is expected that at the time this purchase option becomes available to the servicer, only the Class [        ] Notes will be outstanding.

In addition, each of the notes is subject to redemption in whole, but not in part, on any payment date on which collections on the receivables received during the related collection period, together with the amount on deposit in the reserve account, equals or exceeds the sum of (i) the aggregate outstanding principal amount of the notes, (ii) accrued and unpaid interest thereon and (iii) the servicing fee. On such payment date, all such amounts will be applied to reduce the outstanding principal amount of the notes to zero, pay all accrued and unpaid interest on the notes, pay the servicing fee and then pay all amounts specified in clauses [eighth] through [tenth] (in that order) of “—Flow of Funds and Priority of Distributions” above.

Events of Default

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default continuing for five (5) business days or more in the payment of any interest on any Class A Note as long as they are outstanding[, and after they have been paid in full, any Class B Note,] when the same becomes due and payable;

•	a default in the payment of the principal of or any installment of the principal of any note at the related final scheduled payment date or the date of the redemption of the notes in accordance with the provisions of the indenture;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture, which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for sixty (60) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes;

•	any representation or warranty of the issuing entity made in the indenture proves to be incorrect in any material respect when made,

which failure materially and adversely affects the rights of the noteholders, and which failure continues unremedied for sixty (60) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes; or

•	certain events (which, if involuntary, remain unstayed for more than ninety (90) days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity or its property as specified in the indenture.

The amount of principal due and payable to holders of a class of notes under the indenture until its final scheduled payment date generally will be limited to amounts available to pay principal thereon. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default under the indenture until the final scheduled payment date for such class of notes.

Final Scheduled Payment Dates

The issuing entity is required to pay the entire principal amount of each class of notes (to the extent not previously paid), on the respective final scheduled payment dates specified on the front cover of this prospectus.

Property of the Issuing Entity

The property of the issuing entity will include the following:

•	the receivables, including collections on the receivables [on or] after the cut-off date;

•	security interests in the vehicles financed by the receivables;

•	all receivable files relating to the original motor vehicle loans evidencing the receivables;

•	any other property securing the receivables;

•	funds on deposit in the accounts owned by the issuing entity and permitted investments of those accounts;

•	any proceeds from claims on insurance policies that cover the obligors under the receivables or the vehicles financed by the receivables;
•	rights of the issuing entity under the sale and servicing agreement and of the depositor, as buyer, under the purchase agreement;

•	[rights under the interest rate cap agreement and payments made by the cap provider under the interest rate cap agreement;]

•	[rights under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;] and

•	the proceeds of any and all of the above.

The Bank will transfer the receivables to the depositor, which will in turn convey them to the issuing entity.

For a more detailed description of the receivables, including the criteria they must meet in order to be included as property of the issuing entity, and the other property supporting the notes, see “The Receivables Pool.”

[If the issuing entity has not purchased all of its receivables at the time you purchase your notes, it will purchase the remainder of its receivables from the Bank over the funding period described in this prospectus.]

[Statistical Information

The statistical information in this prospectus is based on the receivables in a statistical pool as of the [statistical] cut-off date. [The receivables sold to the issuing entity on the closing date will be selected from the [statistical] pool [and from (ii) receivables originated after the statistical cut-off date] [and from (iii) receivables originated prior to the statistical cut-off date but which were not included in the statistical pool because of their failure to meet the eligibility criteria described in this section as of the statistical cut-off date] [and which, in each case, satisfy the eligibility criteria as the actual cut-off date].]

The characteristics of the receivables sold to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the statistical pool described in this prospectus, although the variance will not be material.]

Composition of the Receivables

[If the aggregate principal amount issued is $[        ], the][The] composition of the receivables in the [statistical] pool as of the close of business on the [statistical] cut-off date is as follows (all weighted averages are based on the aggregate principal balance):

Aggregate Principal Balance	$[●]
Number of Receivables	[●]
Principal Balance
Average	$[●]
Range	$[●] to $[●]
Original Amount Financed
Average	$[●]
Range	$[●] to $[●]
Weighted Average Contract Rate	[●]%
Range	[●]% to [●]%
Weighted Average Original Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average Remaining Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average FICO® score*	[●]
Range*	[●] to [●]
Percentage of Aggregate Principal Balance of Receivables with no FICO® score	[●]%
Percentages of Aggregate Principal Balance of Receivables for New/Used Vehicles	[●]% / [●]%

*

Weighted average FICO® score and the range of FICO® scores are calculated excluding accounts for which we do not have a FICO® score. FICO® scores are reported on a monthly basis and presented as updated before the cut-off date. We describe FICO® scores in this prospectus under “The Bank’s Portfolio of Motor Vehicle Loans—Underwriting of Motor Vehicle Loans.”

[If the aggregate principal amount issued is $[        ], the composition of the receivables in the [statistical] pool as of the close of business on the [statistical] cut-off date is as follows (all weighted averages are based on the aggregate principal balance):

Aggregate Principal Balance	$[●]
Number of Receivables	[●]
Principal Balance
Average	$[●]
Range	$[●] to $[●]
Original Amount Financed
Average	$[●]
Range	$[●] to $[●]
Weighted Average Contract Rate	[●]%
Range	[●]% to [●]%
Weighted Average Original Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average Remaining Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average FICO® score*	[●]
Range*	[●] to [●]
Percentage of Aggregate Principal Balance of Receivables with no FICO® score	[●]%
Percentages of Aggregate Principal Balance of Receivables for New/Used Vehicles	[●]% / [●]%

*

Weighted average FICO® score and the range of FICO® scores are calculated excluding accounts for which we do not have a FICO® score. FICO® scores are reported on a monthly basis and presented as updated before the cut-off date. We describe FICO® scores in this prospectus under “The Bank’s Portfolio of Motor Vehicle Loans—Underwriting of Motor Vehicle Loans.”]

For more information about the characteristics of the receivables in the pool, see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets.”

[As described under “The Receivables Pool—Exceptions to Underwriting Criteria,” certain credit underwriters have limited ability to approve exceptions to the Bank’s standard underwriting policies. As of the cut-off date, [●]% of the principal balance][None] of the receivables in the pool were originated with exceptions to the Bank’s underwriting guidelines. [Exceptions to the underwriting policies must be approved by underwriters with appropriate credit authority.] See “The Receivables Pool—Exceptions to Underwriting Criteria.”

[Subsequent Receivables]

[On the closing date, $[●] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” The amount deposited in the pre-funding account on the closing date represents [●]% of the initial aggregate principal balance of the receivables (including the expected aggregate principal balance of the subsequent receivables). During the Funding Period, the issuing entity will use the funds, if any, on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to the purchase price for the receivables on each date (no more than once a week) which we refer to as a “Funding Date.” Subsequent receivables must meet certain eligibility criteria as described in “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period.”

The Funding Period will begin on the closing date and will end on the earliest to occur of:

•	[●] full calendar months following the closing date;
•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the termination of the Funding Period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute them to the noteholders. See “Description of the Receivables Transfer and Servicing Agreements—Pre-Funding Account.”]

[The Revolving Period]

[The issuing entity will not make payments of principal on the notes on payment dates occurring during the revolving period.

The “revolving period” consists of the collection periods from the closing date through [●], and the related payment dates. We refer to the collection periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “Description of the Notes—The Revolving Period.”

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor for the purpose of maintaining the initial aggregate principal balance of the receivables.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial aggregate principal balance of the receivables.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with

Item 1103(a)(5) of Regulation AB.] See “Description of the Notes—The Revolving Period.”

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date occurring during the revolving period, they will be applied on subsequent payment dates occurring during the revolving period to purchase additional receivables from the depositor.

Receivables acquired during the revolving period must meet certain eligibility criteria as described in “The Receivables Pool.”]

Servicing of the Receivables

The servicer will agree with the issuing entity to be responsible for servicing, managing, maintaining custody of and making collections on the receivables.

In the course of its normal servicing procedures, the servicer may defer or modify the payment schedule of a receivable. Some of these arrangements may obligate the servicer to purchase the receivable.

For a discussion of the servicer’s purchase obligations, see “Description of the Receivables Transfer and Servicing Agreements—Servicing Procedures.”

Servicing Fee

The indenture trustee, on behalf of the issuing entity will pay the servicer a servicing fee on each payment date for the previous month equal to the product of (i) one-twelfth (or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but excluding the [initial] cut-off date to and including the last day of the first collection period and the denominator of which is 360), (ii) [●]% per annum and (iii) the net pool balance of the receivables at the beginning of the previous month (or, in the case of the first payment date, the [initial] cut-off date). As additional compensation, the servicer will be entitled to a supplemental servicing fee equal to the sum of any late fees, extension fees, non-sufficient funds charges and other administrative fees and expenses, if any, collected during each month and any net investment earnings on any payments received on the receivables and deposited into the collection account. [Amounts on deposit in the reserve account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer.]

Indenture Trustee and Owner Trustee Fees and Expenses

Each of the indenture trustee and the owner trustee will be entitled to a fee and reimbursement in the form of indemnity payments in connection with performance of its respective duties. For a discussion of the indemnity payments, see “Indemnification of the Indenture Trustee and the Owner Trustee.”

•	The indenture trustee will be entitled to an annual fee equal to$[ ].

•	The owner trustee will be entitled to an annual fee equal to $[ ].

The above fees, expenses and indemnities will be paid directly by the servicer. However, the fees, expenses and indemnity payments are payable out of the issuing entity’s funds in the order of priority set forth under “Flow of Funds and Priority of Distributions” above to the extent the servicer fails to make such payments.

Asset Representations Reviewer Fees and Expenses

The asset representations reviewer will be entitled to an annual fee of $[        ] and will be reimbursed and indemnified for all costs and expenses incurred in connection with the performance of an asset representations review. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[        ] for each receivable subject to an asset representations review.

The above fees, expenses and indemnity payments will be paid directly by the servicer. However, the fees, expenses and indemnity payments are payable out of the issuing entity’s funds in the order of priority set forth under “Flow of Funds and Priority of Distributions” above to the extent the servicer fails to make such payments.

Receivable Representations and Warranties

The Bank will make certain representations and warranties relating to the receivables when it sells them to the depositor. The depositor will assign those representations and warranties relating to the receivables when it sells them to the issuing entity. The issuing entity will grant a security interest in such rights to the indenture trustee, for the benefit of the noteholders.

The Bank will be required to repurchase a receivable from the issuing entity if (1) one of the Bank’s representations or warranties is breached with respect to that receivable and such breach is not cured prior to the end of the collection period which includes the 60th day after the date that the Bank became aware or was notified of such breach and (2) the issuing entity or the noteholders are materially and adversely affected by the breach. Any inaccuracy in the representations or warranties will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the receivable. This repurchase obligation will constitute the sole remedy available to the noteholders, the indenture trustee, the owner trustee, the certificateholder or the issuing entity for any uncured breach by the Bank of those representations and warranties (other than remedies that may be available under federal securities laws or other laws).

For a discussion of the representations and warranties given by the Bank and its repurchase obligations, see “Description of the Receivables Transfer and Servicing Agreements—Sale and Assignment of Receivables.”

If any investor (each, a “requesting party”) requests that the Bank repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within one-hundred-eighty (180) days of the receipt of notice of the request by the Bank, the requesting party will have the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding arbitration, regardless of whether the noteholders vote to direct an asset representations review with respect to such receivable. The terms of the mediation or arbitration, as applicable, are described under “Description of the Receivables Transfer and Servicing Agreements—Dispute Resolution.”

Review of Asset Representations

As more fully described in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review,” if the aggregate amount of delinquent receivables exceeds a certain threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes as of the filing of the Form 10-D that disclosed that the delinquency percentage exceeded the delinquency trigger may elect to initiate a vote (which will be conducted in accordance with the indenture trustee’s standard internal vote solicitation process at the time) to determine whether the asset representations reviewer will conduct a review of the delinquent receivables. Investors representing at least a majority of the voting investors may then, subject to certain conditions, direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by the Bank; provided that the asset representations reviewer will not be responsible for determining whether the noncompliance of any such delinquent receivable with the Bank’s representations and warranties constitutes a breach of the transaction documents.

Credit Risk Retention

[An affiliate of][T][t]he depositor, a wholly owned subsidiary of the Bank, will be the initial holder of [a portion of] the issuing entity’s certificates. The certificates represent 100% of the beneficial interest in the issuing entity.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), the Bank is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. The Bank intends to satisfy this obligation through [the retention by [the depositor][one or more majority-owned affiliates] of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal interest”]] [an “eligible horizontal cash reserve account”] in an [aggregate] amount equal to at least 5% of the initial principal amount of each class of [the fair value of] the notes and the certificates issued by the issuing entity on the closing date.

[The eligible vertical interest retained by [one or more of the Bank’s majority-owned affiliates][the depositor] will take the form of [at least [●]% of the initial principal amount of each class of the notes and the certificates issued by the issuing entity, though [any such majority-owned affiliate][the depositor] may retain an additional amount of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “Description of the Notes,” and the material terms of the certificates are described in this prospectus under “Description of the Certificates.”][a single vertical security, which will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the notes and the certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates].]

[The eligible horizontal interest retained by [the depositor][one or more of the Bank’s majority-owned affiliates] will take the form of [depositing an amount equal to $[●] into a risk retention reserve account] [retaining the issuing entity’s certificates, which the Bank expects [will have a face amount of $[●]][to have a residual value, after payment in full of the notes, of $[●]], which is equal to approximately [●]% of the net pool balance as of the cut-off date.]

[On or prior to the closing date, the Bank will establish or cause to be established a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be funded on the closing date by the retention of a portion of the purchase price for the notes in an amount equal to [at least] $[        ]. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “—Flow of Funds and Priority of Distributions” above, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however that available funds from the risk retention reserve account may not be used for payments to the servicer so long as the servicer is an affiliate of the Bank. The materials terms of the risk retention reserve account are described under “Description of the Receivables Transfer and Servicing Agreements—Risk Retention Reserve Account.”]

The Bank may not transfer or hedge the portion of the retained economic interest that is intended to satisfy the requirements of Regulation RR, except as permitted under Regulation RR.

We refer you to “Originator, Sponsor, Seller and Servicer—Credit Risk Retention” in this prospectus for additional information.

EU Securitization Regulation and UK Securitization Regulation

None of the Bank, the depositor or any of their affiliates, nor any other party to the transactions described in this prospectus will retain or commit to retain a 5% material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation (each as defined below) or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take any other action or refrain from taking any action to facilitate or enable the compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or to comply with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions by EU Affected Investors or UK Affected Investors.

The arrangements described under “Originator, Sponsor, Seller and Servicer—Credit Risk Retention”

have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or failure by a UK Affected Investor to comply with the applicable UK Due Diligence Requirements, in each case with respect to an investment in the notes described in this prospectus, may result in the imposition of a penalty regulatory capital charge on such investment or of other regulatory sanctions by the competent authority of such EU Affected Investor or UK Affected Investor.

Consequently, the notes may not be a suitable investment for EU Affected investors or UK Affected Investors . As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the notes for investment. The transaction described in this prospectus is structured in a way that is unlikely to allow EU Affected Investors to comply with the EU Due Diligence Requirements or UK Affected Investors to comply with the UK Due Diligence Requirements.

For further information, see “Legal Investment—Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates”.

[Money Market Fund Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1

Notes, you or your advisor should consider these requirements before making a purchase.]

Certain Investment Company Act Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●]][Rule [●]] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Ratings

The depositor expects that the notes will receive credit ratings from two credit rating agencies hired by the sponsor to rate the notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. [The ratings of the notes also will take into account the provisions of the interest rate swap agreement and the ratings currently assigned the debt obligations of the swap counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes.]

A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or withdrawal of a rating, from any other rating agency. See “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.”

Minimum Denominations

$[●] and integral multiples of $[●] (except for two notes of each class which may be issued in a denomination other than an integral of $[●]).

[FDIC Rule

This transaction is intended to comply with the FDIC Rule. For more information, see “Risk Factors—FDIC receivership or conservatorship of the Bank could result in delays in payments or losses on your notes” and “Some Important Legal Issues Relating to the Receivables—Certain Matters Relating to Insolvency.”]

Tax Status

Opinions of Counsel

On the closing date and subject to certain assumptions and qualifications, Mayer Brown LLP, as special federal tax counsel to the issuing entity, will render an opinion to the effect that, for U.S. federal income tax purposes:

•	the notes (other than notes, if any, beneficially owned by: (i) the issuing entity or a person considered the same person as the issuing entity for U.S. federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered the same person as the issuing entity for U.S. federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be characterized as debt and

•	the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

See “Material U.S. Federal Income Tax Consequences” and “State Tax Consequences” in this prospectus for additional information concerning the application of federal and state tax laws to the securities.

ERISA Considerations

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans”, the notes may be purchased by Benefit Plans (as defined below) or plans subject to Similar Law (as defined below). If you are (or are investing on behalf of) an “employee benefit plan” as defined in Section 3(3) of ERISA, which is subject to Title I of ERISA, a “plan” described in Section 4975(e)(1) of the Code, which is subject to Section 4975 of the Code, an entity or account deemed to hold plan assets of the foregoing (each, a “Benefit Plan”), or an “employee benefit plan” as defined in Section 3(3) of ERISA whether or not subject to Title I of ERISA, a “plan” described in Section 4975(e)(1) of the Code, or an entity or account deemed to hold plan assets of the foregoing (each, a “Plan”) that is subject to any federal, state, local or other laws that are similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”), you should review the matters discussed under “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans” and consult with your own legal and financial advisors before investing in the notes.

Form of Notes

Generally, you may purchase notes only in book-entry form and will not receive your notes in definitive form.

Registration Under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

Investor Information—Mailing Address and Telephone Number

The mailing address of the principal executive offices of USAA Acceptance, LLC is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Its telephone number is (302) 651-8408.

SUMMARY OF RISK FACTORS

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the principal risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [●].

Risks relating to the nature of the notes and the structure of the transaction

The notes are subject to risks relating to their nature as asset-backed securities and the structure of the transaction, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	Only the issuing entity’s assets will be available to make payments on the notes.
•	An occurrence of an event of default may result in prepayment of the notes or the sale of the assets of the issuing entity, which may result in losses.
•	Prepayments, repurchases, a redemption or early termination of the receivables may result in reduced returns on your investment. Repurchase obligations are limited.
•	A secondary market in the notes may not develop or may never exist, which could result in decreased liquidity.
•	Subordinated classes of notes are subject to a greater risk of loss.
•	Only the Class A Noteholders, and not the Class B Noteholders, control whether to remove the servicer upon a default of its servicing obligations.
•	[The unknown principal amount of notes may result in less liquidity or voting power than expected.]
•	[The unknown allocation of the Class A-2 Notes may affect the liquidity of such Notes.]
•	[The unknown allocation between the Class A-3 and Class A-4 Notes may affect the liquidity of such Notes.]
•	Sufficient funds may not be available to pay each class of notes in full prior to the final scheduled maturity date, and such failure will not constitute an event of default until maturity.
•	A subordinate class of notes may not have the ability to direct the indenture trustee, exercise certain terminations rights or consent to amendments until a more senior class of notes has been paid in full.
•	Book-entry form requires any noteholder rights to be exercised indirectly through a third-party and results in indirect payments of principal and interest on the notes.
•	An adverse change in the initial ratings of the notes, or the issuance of unsolicited ratings on the notes, may affect resale prices.
•	The notes do not have a regular or predictable schedule of payments.
•	Retention of notes by the Bank or an affiliate thereof may reduce liquidity of the notes.
•	[The interest rate swap may result in delayed or reduced payments on the notes.]
•	[The interest rate cap agreement may result in delayed or reduced payments on the notes.]
•	[The rating of a [swap counterparty] [cap provider] may affect the ratings of the notes.]
•	[Distributions of amounts in the pre-funding account may result in reduced returns on the notes.]
•	[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.]

Risks relating to the characteristics, servicing and performance of the receivables

The notes are subject to risks relating to the characteristics, servicing and performance of the receivables, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	[Global pandemics, such as COVID-19, could affect the performance of the receivables and result in delays or losses on the notes.]
•	Adverse events in states with significant concentrations of obligors could have a more pronounced effect on the performance of the receivables.
•	[The characteristics of the receivables as of the statistical date may be different from the characteristics of the receivables as of the closing date.]

•	Natural events may adversely affect obligors and result in an inability to make timely payments on the receivables.
•	The prices of and demand for used vehicles, which are repossessed and typically sold at auction, are impacted by market factors.
•	The servicer will maintain possession or control of the contracts and, as a result, the issuing entity could face competing interests in the receivables.
•	Extensions and deferrals of payments on receivables may increase the weighted average life of the notes.
•	FICO® scores, proprietary credit scores, and historical loss experience may not accurately predict the likelihood of losses on the receivables.
•	Excessive prepayments on higher annual percentage rate may reduce the interest payments available for the notes.

Risks relating to the transaction parties

The notes are subject to risks relating to the various transaction parties, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	Adverse events with respect to the servicer or its affiliates could result in servicing disruptions.
•	Fee structure of the servicer may make it more difficult to find a successor servicer, if needed.
•	Bankruptcy filings by the depositor could result in a challenge to the bankruptcy remote structure of the transaction.
•	FDIC receivership or conservatorship of the Bank could result in delays in payments or losses on your notes.
•	Collections on the receivables could be delayed if USAA Federal Savings Bank ceases to be the servicer.
•	[Temporary commingling of funds by the servicer exposes the notes to a risk of loss.]

Risks relating to macroeconomic, regulatory and other external factors

The notes are subject to risks relating to the macroeconomic, regulatory and other external factors, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	Federal or state regulatory legislation could have an adverse effect on the servicer, the sponsor, the depositor and the issuing entity.
•	Regulatory action could result in the removal of the servicer, or otherwise delayed or reduced payments.
•	Receivables that fail to comply with consumer protection laws may be unenforceable.
•	A deterioration of economic conditions could affect the ability of obligors to make payments on the receivables.
•	Vehicle recalls or related litigation may delay the timing of sales in the used car markets and result in a decreased demand for vehicles.
•	The return on your notes could be reduced by shortfalls due to the application of the Servicemembers Civil Relief Act due to military action, terrorism or similar national concerns.
•	Climate related events may cause losses on your notes.

[Risks relating to the issuance of a floating rate class of notes and the uncertainty regarding the future of [insert applicable floating rate benchmark]]

[The notes are subject to risks relating to uncertainty regarding the future of [insert applicable floating rate benchmark], which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.
•	Negative [insert applicable floating rate benchmark] (or replacement benchmark) rates would reduce the rate of interest on the [class A-2-B] notes.
•	[insert applicable floating rate benchmark] is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.]

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

RISKS RELATING TO THE NATURE OF THE NOTES AND THE STRUCTURE OF THE TRANSACTION

You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes	Neither the depositor, nor the Bank, nor any of their respective affiliates is obligated to make any payments relating to the notes of the issuing entity or the receivables owned by the issuing entity. Therefore, you must rely solely on the issuing entity’s assets for repayment of your notes. If these assets are insufficient, you may suffer losses on your notes. Further, neither the notes nor the receivables will be insured or guaranteed by the United States or any governmental entity [or by any provider of credit enhancement or cash flow enhancement].

The assets of the issuing entity will depend solely on the amount and timing of payments and other collections in respect of the receivables and [distributions from the reserve account] [distributions from the yield supplement account] [payments from the [swap counterparty] [cap provider]].

Amounts on deposit in the [reserve account] [yield supplement account] will be limited and subject to depletion. If the amounts in the [reserve account] [yield supplement account] are depleted as amounts are paid out to cover shortfalls in distributions of principal and interest on your notes, the issuing entity will depend solely on collections on the receivables to make payments on your notes. In addition, the minimum required balance in the [reserve account] [yield supplement account] may decrease as the outstanding balance of the receivables decreases. If delinquencies and losses create shortfalls that exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss.

You may suffer losses upon a liquidation of the receivables if the proceeds of the liquidation are less than the amounts due on the outstanding notes. Under certain circumstances described herein, the receivables of the issuing entity may be sold after the occurrence of an event of default. The noteholders will suffer losses if the issuing entity sells the receivables for less than the total amount due on the notes. We cannot assure you that sufficient funds would be available to repay those noteholders in full.

Losses on your notes may result from an event of default under the indenture	An event of default under the indenture may result in:

•	losses on your notes if the receivables are sold and the sale proceeds, together with any other assets of the issuing entity, are insufficient to pay the amounts owed on the notes; and

•	your notes being repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

See “The Indenture.”

Prepayments on the receivables may adversely affect the average life of and rate of return on your notes	Faster than expected prepayments on the receivables will cause the issuing entity to make payments on its notes earlier than expected. You may not be able to reinvest the principal repaid to you at a rate of return that is equal to or greater than the rate of return on your notes. We cannot predict the effect of prepayments on the average life of your notes.

All the receivables by their terms may be prepaid at any time. Prepayments include:

•	prepayments in whole or in part by the obligor;

•	liquidations due to default;

•	partial payments with proceeds from physical damage, credit life and disability insurance policies;

•	required purchases of receivables by the servicer or repurchases of receivables by the Bank for specified breaches of its representations or covenants; and

•	an optional repurchase of the issuing entity’s receivables as described under “Description of the Notes—Optional Prepayment.”

A variety of economic, social and other factors will influence the rate of optional prepayments on the receivables and defaults.

The final payment of each class of notes is expected to occur prior to its final scheduled payment date because of the prepayment and purchase considerations set forth above. If sufficient funds are not available to pay any class of notes in full on its final payment date, an event of default will occur and final payment of such class of notes will occur later than such date.

For more information regarding the timing of repayments of the notes, see “Maturity and Prepayment Considerations.”

You may not be able to resell your notes	The notes will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity.

Additionally, continuing or potentially recurring events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government initiatives such as bailout programs for financial institutions and other assistance programs designed to increase credit availability and support economic activity, problems related to subprime mortgages and other financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, the lowering of ratings on certain asset-backed securities, downgrades of sovereign debt, devaluation of currencies by foreign governments, and uncertainty surrounding the effect of United Kingdom’s withdrawal from the European Union or the potential abandonment by any country of the euro, have caused in the past and may cause in the future a significant reduction in liquidity in the secondary market for some forms of asset-backed securities. Any period of illiquidity may continue, and even worsen, and may adversely affect both the market value of your notes and your ability to sell the notes. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes.

There have been times in the past where there have been very few buyers of asset-backed securities, and there may be these times again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Class B Notes are subject to greater credit and other risk because the Class B Notes are subordinated to the Class A Notes

The Class B Notes bear greater credit risk than the Class A Notes because payments of interest on the Class B Notes are subordinated to payments of interest and, in certain circumstances, principal on the Class A Notes, and payments of principal on the Class B Notes are subordinated to payments of interest and principal on the Class A Notes, as described in this prospectus. Interest payments on the Class B Notes on each payment date will be subordinated to interest payments and any first allocation of principal on the Class A Notes on such payment date and, if payment of the notes has been accelerated because of an event of default, to principal payments on the Class A Notes. The Class B Notes also bear the risk that prepayments of receivables result in the pool consisting of receivables with lower rates, including some receivables for which the interest rate is less than the Class B Note interest rate plus the servicing fee rate. The reserve account [and the yield supplement account] is intended to mitigate this risk.

Principal payments on the Class B Notes will be fully subordinated to principal payments on the Class A Notes since no principal will be paid on the Class B Notes until the Class A Notes have been paid in full.

The Class A Noteholders control removal of the servicer upon a default on its servicing obligations	Generally, the holders of 66 2⁄3% of the issuing entity’s Class A Notes (or the indenture trustee acting on their behalf) (excluding notes held by the issuing entity, any other obligor upon the notes, the depositor, the servicer or any affiliate of any of the foregoing) can remove the servicer if the servicer—

•	does not deliver to the indenture trustee the available funds for application to a required payment after a grace period after notice or discovery; or

•	defaults on a servicing obligation which materially and adversely affects the issuing entity or the noteholders after a grace period after notice.

The holders of a majority of the Class A Notes (excluding notes held by the issuing entity, any other obligor upon the notes, the depositor, the servicer or affiliate of any of the foregoing) may waive a default by the servicer. The Class B Noteholders do not have any rights to participate in such determinations for so long as any of the Class A Notes are outstanding, and the Class B Noteholders may be adversely affected by determinations made by the more senior classes.

See “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events” and “—Waiver of Past Servicer Replacement Events.”

[Risks associated with unknown initial principal amount of notes	It is not expected to be known until the day of pricing whether the trust will issue notes with an aggregate initial principal amount of either $[ ] or $[ ]. The Bank will determine such amount based on, among other factors, market conditions at the time of pricing. The size of a class of notes may affect the liquidity or lack thereof of such class, as smaller classes of notes may be less liquid than a larger class might otherwise be. In addition, the size of a class of notes is inversely proportional to the voting power of the related noteholders. If your class of notes is larger than you expected, then the voting power of your notes will be diluted.]

[The allocation of the Class A-2 notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced]	[The allocation of the principal balance between the class A-2-A notes and the class A-2-B notes may not be known until the day of pricing, and one of the two classes may not be issued or may have a very small principal balance. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal balance of the floating rate class A-2-B notes is increased (relative to the corresponding class A-2-A fixed rate notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes.

Because the aggregate amount of class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate class A-2 principal balance between the class A-2-A notes and the class A-2-B notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[Risks associated with unknown allocation between the Class A-3 notes and the Class A-4 notes]	[The allocation of the aggregate initial principal balance of the notes between the Class A-3 notes and the Class A-4 notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal balance of the notes will be allocated to the Class A-3 notes and what portion of the principal balance will be allocated to the Class A-4 notes, although the principal balance of the Class A-3 notes and Class A-4 notes will equal $[ ] in the aggregate.

In addition, because the aggregate amount of Class A-3 notes and Class A-4 notes is predetermined, the division between the Class A-3 notes and the Class A-4 notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

The failure to make principal payments on any notes will generally not result in an Event of Default under the indenture until the Final Scheduled Payment Date for the applicable class of notes	The amount of principal required to be paid to investors prior to the applicable Final Scheduled Payment Date set forth in this prospectus generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an Event of Default under the indenture until the applicable Final Scheduled Payment Date for that class of notes.

You may suffer losses because you have limited control over the actions of the issuing entity and conflicts between the Class A Noteholders and Class B Noteholders may occur	Under certain circumstances, a portion of the holders of the Class A Notes will have the right to control the issuing entity’s actions. For example, if an event of default should occur and be continuing with respect to notes, the indenture trustee or holders of a majority in principal amount of the “controlling class” may declare the principal on those notes to be immediately due and payable. The “controlling class” of notes will be the Class A Notes as long as they are outstanding, and after they have been paid in full, the Class B Notes will become the controlling class, so long as they are outstanding (excluding, in each case, notes held by the issuing entity, any other obligor upon the notes, the depositor, the servicer or any affiliate of any of the foregoing). Furthermore, following certain events of default relating to the failure to pay interest or principal when due and under certain circumstances, the consent of the holders of 66 2/3% of the aggregate outstanding amount of the controlling class will be required before the indenture trustee may sell the receivables of the issuing entity. The holders of the Class B Notes will not have any right to participate in those determinations for so long as any Class A Note is outstanding, and the Class B Notes may be adversely affected by determinations made by the controlling class. Furthermore, the holders of a majority of the aggregate outstanding amount of the controlling class, under certain circumstances, have the right to waive servicer replacement events and holders of 66 2/3% of the aggregate outstanding amount of the controlling class have the right to direct the indenture trustee to terminate the servicer as the servicer of the receivables, and such noteholder direction will be without consideration of the effect such waiver or termination would have on the holders of the Class B Notes. The holders of the Class B Notes will not have the ability to waive servicer replacement events or to remove the servicer until the Class A Notes have been paid in full. In exercising any rights or remedies under the indenture, the holders of the controlling class may be expected to act solely in their own interests.

See “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events,” “—Removal or Replacement of Servicer” and “—Waiver of Past Servicer Replacement Events.”

You will be able to exercise your rights as a
noteholder only through the clearing agency and
your ability to transfer your notes may be limited, payments on your notes may be delayed, and the Book-entry system for the notes may decrease liquidity and delay payment

The notes will be delivered to you in book-entry form through the facilities of DTC or Clearstream or Euroclear. Consequently, your notes will not be registered in your name and you will not be recognized as a noteholder by the indenture trustee, except in the limited circumstance relating to an investor vote with respect to an asset representations review, as described under “Asset Representations Review,” a request that the sponsor repurchase any of the receivables, as described under “Repurchase Obligations,” and a request to the depositor to communicate with other noteholders, as described under “Investor Communications.” You will only be able to exercise the rights of a noteholder indirectly through DTC and its participating organizations. Specifically, you may be limited in your ability to resell the notes to a person or entity that does not participate in the DTC system or Clearstream or Euroclear. In addition, you may experience delays in your receipt of payments with respect to your beneficial interest in book-entry notes because payments will be made by the indenture trustee to Cede, as nominee for DTC rather than directly to you. You may also experience delays in receipt of payments in the event of misapplication of payments by DTC, participants or indirect participants or bankruptcy or insolvency of those entities and your recourse will be limited to your remedies against those entities.

Physical notes will only be issued in the limited circumstances described in this prospectus. See “Description of the Notes—Definitive Notes.”

Because the notes will generally be available only through DTC, participants and indirect participants:

•

your ability to pledge your beneficial interest in notes to someone who does not participate in the DTC system, or to otherwise take action relating to your beneficial interest in notes, may be limited due to the lack of a physical note;

•

you may experience delays in your receipt of payments with respect to your beneficial interest in notes because payments will be made by the indenture trustee, to Cede, as nominee for DTC, rather than directly to you, and DTC will then credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants; and

•	you may experience delays in your receipt of payments with respect to your beneficial interest in notes in the event of misapplication of payments by DTC, participants or indirect participants or bankruptcy or insolvency of those entities and your recourse will be limited to your remedies against those entities.

See “Description of The Notes—General,” “—Delivery of Notes” and “—Book-Entry Registration.”

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes	Security ratings are not recommendations to buy, sell or hold the notes. Rather, the ratings are an assessment by the Hired Agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its Final Scheduled Payment Date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any class of notes will be paid prior to the Final Scheduled Payment Date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies on a website that is accessible by a rating agency that is not a Hired Agency. The ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of losses on the receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the date on which the note is originally issued will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your note may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your note may be adversely affected.

It may be perceived that the Hired Agencies have a conflict of interest that may affect the ratings assigned to the notes because, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the rating agencies for their rating services. Any potential conflict of interest may in turn have an adverse effect on the market value of your notes and the ability to resell your notes.

The notes may not be a suitable investment for you	The notes are not a suitable investment if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments and the notes should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the resources and expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment, and the interaction of these factors. This may be the case because, among other things, a secondary market for the notes may not develop or provide noteholders with liquidity of investment.

Retention of some or all of one or more classes of notes by majority-owned affiliates of the Bank may reduce the liquidity of the notes	[By initial principal amount, [all of the Class [ ] notes and ]5% of each [other] class of notes will be retained by the Bank or one or more of its majority-owned affiliates as of the closing date.] The depositor or one of its affiliates may initially retain [an additional amount of all or] one or more classes of notes. See “Originator, Sponsor, Seller and Servicer—Credit Risk Retention.” Accordingly, the market for [the][such a retained class of] notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. If any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

[Risks associated with the interest rate swap]	[The issuing entity will enter into an interest rate swap transaction under an interest rate swap agreement because the receivables owned by the issuing entity bear interest at fixed rates while the Class [A-2-B] notes will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the floating rate payable by the swap counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

During those periods in which the floating rate payable by the swap counterparty under the interest rate swap agreement is less than the fixed rate payable by the issuing entity under the interest rate swap agreement, the issuing entity will be obligated to make a net swap payment to the swap counterparty. The issuing entity’s obligation to pay a net swap payment to the swap counterparty is secured by the issuing entity property.

An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s claim for a net swap payment will be higher in priority than all payments on the notes, and the swap counterparty’s claim for any due and unpaid senior swap termination payment will be equal in priority to payments of interest on the notes and higher in priority than all payments of principal on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate swap agreement generally may not be terminated except upon the occurrence of specific events described in this prospectus in “Description of the Notes—Interest Rate Swap Agreement.” Depending on the reason for the termination, a termination payment may be due to the issuing entity or to the swap counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the swap counterparty fails to make a termination payment owed to the issuing entity under the interest rate swap agreement, the issuing entity may not be able to enter into a replacement interest rate swap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the [Class A-2-B] notes exceeds the fixed rate the issuing entity would have been required to pay the swap counterparty under the interest rate swap agreement.

If the interest rate swap agreement is terminated and no replacement is entered into and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes you may experience delays and/or reductions in the interest on and principal payments of your notes.]

[Risks associated with the interest rate cap agreement(s)]	[The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which [insert applicable floating rate benchmark] is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Class A-[        ] notes exceed the fixed rate the issuing entity had been required to pay the cap provider under the interest rate cap agreement, the amount available to pay interest on and principal of the notes will be reduced. In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture. If the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed.

[The rating of a [swap counterparty] [cap provider] may affect the ratings of the notes]	[The issuing entity has entered into a [swap][ interest rate cap] agreement, and the rating agencies that rate the issuing entity’s notes will consider the provisions of the [swap][interest rate cap] agreement and the rating of the [swap counterparty][cap provider] in rating the notes. If a rating agency downgrades the debt rating of the [swap counterparty][cap provider], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap counterparty][cap provider] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1.	assign the [swap][interest rate cap] agreement to another party;

2.	obtain a replacement [swap][interest rate cap] agreement on substantially the same terms as the [swap][interest rate cap] agreement; or

3.	establish any other arrangement satisfactory to the rating agencies.

Any [swap][interest rate cap] involves a high degree of risk. The issuing entity will be exposed to this risk should it use this mechanism. For this reason, only investors capable of understanding these risks should invest in the notes. You are strongly urged to consult with your financial advisors before deciding to invest in the notes because a [swap][interest rate cap] is involved.]

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account]	[On one or more occasions following the closing date, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from the Bank, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “Description of the Receivables Transfer and Servicing Agreements—Pre-Funding Account,” this prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes]	[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables. If the issuing entity is unable to reinvest available funds by the end of the revolving period, then the average life of the notes may be less than anticipated.

A variety of unpredictable economic, social and other factors may influence the availability of additional receivables. You will bear all reinvestment risk resulting from a longer or shorter than anticipated average life of the notes.]

RISKS RELATING TO THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE RECEIVABLES POOL

[Adverse events related to the Coronavirus outbreak could have an adverse effect on the performance of the receivables and the related vehicles, which could result in delays in payments and/or losses on your notes

An outbreak of Coronavirus Disease 2019 (“COVID-19”) has spread throughout the world, including to the United States. COVID-19 has been declared to be a public health emergency of international concern by the World Health Organization, and the President of the United States has made an emergency determination under the Robert T. Stafford Disaster Relief and Emergency Assistance Act. A vast majority of state governments have also made emergency declarations related to COVID-19 and have attempted to slow community spread of the virus by providing social distancing guidelines, including issuing orders to suspend repossession activities, issuing stay-at-home orders and mandating the closure of certain non-essential businesses. The outbreak of COVID-19 has led, and may again lead, to disruptions in global financial markets and the economies of many nations and is resulting in adverse impacts on the economy of the United States (which include a significant increase in unemployment) and the global economy in general.

The long-term impacts of social, economic and financial disruptions caused by COVID-19 are unknown. While the U.S. Federal Reserve has implemented emergency interest rate cuts, and liquidity programs for businesses and financial markets and the U.S. government and other governments have implemented other measures in response to concerns surrounding the economic effects of COVID-19, the likelihood of such measures preventing volatility in the financial markets or the occurrence, length or severity of a national or global economic downturn cannot be predicted. The United States economy has entered into a recession as a result of COVID-19 and, further, it is unclear whether or how many obligors have been and will continue to be adversely affected by the outbreak and related efforts by the federal government and the state governments to slow the spread of COVID-19 throughout the nation and world. There have already been significant increases in unemployment claims, and such numbers may increase in the near future. As discussed under “—Geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes,” these occurrences could have a negative impact on the ability of obligors to make timely payments on the receivables.

Additionally, the continued spread of COVID-19 may ultimately result in staffing problems in various industries and with third-party suppliers and businesses as portions of the workforce across the industry are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, facility closures, ineffective remote work arrangements or technology failures or limitations. Consequently, the ability of the Bank, as originator and servicer, or other transaction parties to perform their respective obligations under the transaction documents could be diminished by regulatory action related to COVID-19 and disruptions in the economy and financial markets. Further, federal, state or local governments could enact, and in some cases already have enacted, laws, regulations, executive orders or other guidance that allow obligors to forgo making scheduled payments for some period of time or preclude creditors from exercising certain rights or taking certain actions with respect to the collateral, including repossession or liquidation of the financed vehicles. The ability of the Bank, as originator and servicer, to perform its obligations under the transaction documents could be diminished by disruptions in the economy and the financial markets due to COVID-19. The decreased servicing, manufacture, sale or distribution of financed vehicles could adversely affect the business of the Bank as discussed under “—Adverse events with respect to the servicer or its affiliates could affect the timing of payments on your notes or have other adverse effects on your notes” below.

Furthermore, it is unclear how many obligors have been and will continue to be adversely affected by the outbreak and whether related efforts by the Federal, state and local governments will be effective in mitigating the spread of COVID-19 throughout the nation. As discussed under “Description of the Receivables Transfer and Servicing Agreements—Servicing Procedures”, to the extent the current economic downturn results in increased delinquencies, losses and defaults by obligors on the receivables due to financial hardship or otherwise, the servicer may implement a range of additional actions with respect to affected obligors and the related receivables, including contract extensions, rebates, deferrals, amendments, modifications, adjustments or extensions. These reductions may stem not only from deferrals and delinquencies, but also servicing disruptions (including delayed repossessions and recoveries) and reduced collection effectiveness. Because a pandemic such as COVID-19 has not occurred in recent years, historical loss experience is unlikely to accurately predict the performance of the retail installment sale contracts. See “—FICO® scores, proprietary credit scores and historical experience may not accurately predict the likelihood of losses on the receivables” below. All of the foregoing could have a negative impact on the performance of the retail installment sale contracts, and, as a result, you may experience delays in payments or losses on your notes.

Depending on the extent to which the COVID-19 pandemic adversely affects the United States economy, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the business or operations of the sponsor or the servicer, the ability of obligors to make timely payments on the receivables, used vehicle values, the performance, market value, credit ratings and secondary market liquidity of your notes, and risks of geographic concentrations.]

Geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes

The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions and public health concerns (including pandemics) in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, loss and repossession experience of the issuing entity with respect to the receivables. The Bank and the depositor are unable to forecast, with respect to any state or region, whether any such conditions may occur, or to what extent such conditions may affect motor vehicle loans or the repayment of your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. [If the aggregate principal amount issued is $[●], the][The] servicer’s records indicate that the billing addresses of the obligors of the receivables in the pool described in this prospectus as of the cut-off date were primarily concentrated in the following states:

Percentage of Aggregate Principal Balance
[●]	[●]%
[●]	[●]%
[●]	[●]%
[●]	[●]%
[●]	[●]%

[If the aggregate principal amount issued is $[●], the servicer’s records indicate that the billing addresses of the obligors of the receivables in the pool described in this prospectus as of the cut-off date were primarily concentrated in the following states:

Percentage of Aggregate Principal Balance
[●]	[●]%
[●]	[●]%
[●]	[●]%
[●]	[●]%
[●]	[●]%]

No other state, by those billing addresses, constituted more than [5.00]% of the aggregate principal balance of the receivables in the pool described in this prospectus as of the cut-off date. Economic factors like unemployment, interest rates, the lack of availability of consumer credit, the price of gasoline, travel restrictions, the rate of inflation, consumer perceptions of the economy and disruptions caused by directives (such as the “shelter-in-place” requirements) intended to limit the spread of COVID-19 or mitigate the effects of COVID-19 and the related economic hardships may affect the rate of prepayment and defaults on the receivables. Further, the effect of natural disasters, such as hurricanes and floods, on the performance of the receivables, is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic factors, natural disasters or public health concerns (including pandemics) in those states may have a greater effect on the performance of the notes than if the concentration did not exist.

Additionally, during periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods may also be accompanied by decreased consumer demand for light-duty trucks, SUVs or other vehicles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used automobiles during periods of economic slowdown or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.

[This prospectus provides information regarding the characteristics of the receivables in the statistical pool as of the statistical cut-off date, which may differ from the characteristics of the [initial] receivables sold to the issuing entity on the closing date as of the cut-off date [and the subsequent receivables added to the receivables pool]]

[This prospectus describes the characteristics of the receivables in the statistical pool as of the statistical cut-off date. The [initial] receivables sold to the issuing entity on the closing date [and any subsequent receivables transferred to the issuing entity during the Funding Period,] may have characteristics that differ somewhat from the characteristics of the receivables in the statistical pool described in this prospectus. We do not expect the characteristics (as of the cut-off date) of the [initial] receivables sold to the issuing entity on the closing date [and subsequent receivables] to differ materially from the characteristics (as of the statistical cut-off date) of the receivables in the statistical pool described in this prospectus, and each [initial] receivable [and subsequent receivables] must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you must not assume that the characteristics of the [initial] receivables sold to the issuing entity on the closing date [and subsequent receivables] will be identical to the characteristics of the receivables in the statistical pool disclosed in this prospectus.]

Adverse events with respect to the servicer or its affiliates could affect the timing of payments on your notes or have other adverse effects on your notes

Adverse events with respect to the servicer or any of its affiliates could result in servicing disruptions or reduce the market value of your notes. For example, in the event of a termination and replacement of the servicer, there may be some disruption of the collection activity with respect to the receivables owned by the issuing entity, leading to increased delinquencies, defaults and losses on the receivables. Any such disruptions may cause you to experience delays in payments or losses on your notes. See “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events.” USAA Federal Savings Bank may resign as servicer under certain circumstances described in this prospectus. See “Description of the Receivables Transfer and Servicing Agreements—Certain Matters Regarding the Servicer; Limitation on Liability.” [Additionally, servicing disruptions could result from unanticipated events beyond the servicer’s control, such as natural disasters, civil unrest, public health emergencies (including COVID-19 or similar outbreaks) and economic disruptions, particularly to the extent such events affect the servicer’s business or operations. Events related to COVID-19 have caused an increase in unemployment claims, are expected to result in decreased consumer spending, and could cause economic deterioration, which could result in increased delinquencies and dealer defaults, or cause other unpredictable and adverse events.]

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal amount of the loan on those financed vehicles, which may result in losses	There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal amount of the related receivable. New vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal amount of a receivable will exceed the value of the related financed vehicle during the earlier years of a receivable’s term. The lack of any significant equity in their vehicles may make it more likely that those obligors will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on the receivable. The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the financed vehicle is less than the remaining principal balance of the receivable. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new vehicle models and other factors. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Further, the insolvency of a manufacturer, a manufacturer recall or other negative publicity related to a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. A decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles. In any of the foregoing cases, the delinquency and net loss figures, shown in the tables appearing under “The Receivables Pool,” might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables than would otherwise be the case.

Interests of other persons in the receivables could reduce the funds available to make payments on your notes	Financing statements under the Uniform Commercial Code will be filed reflecting the sale of the receivables by the Bank to the depositor and by the depositor to the issuing entity. The Bank’s accounting records and computer systems will also be marked to reflect a sale of the receivables, through the depositor, to the issuing entity. However, because the servicer will maintain possession of the receivables and not segregate or mark the receivables as belonging to the issuing entity, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest by obtaining physical possession of the loan document representing that receivable in tangible form without knowledge of the assignment of the receivable to the issuing entity. In addition, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in the receivable if the receivable is evidenced by an electronic contract and the servicer loses control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the issuing entity’s interest. If the servicer loses control over the contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the issuing entity may be able to modify or duplicate the authoritative copy of the contract. If another person acquires an interest in a receivable that is superior to the issuing entity’s interest in the receivable, some or all of the collections on that receivable may not be available to make payment on the notes.

If another person acquires a security or other interest in a financed vehicle that is superior to the issuing entity’s security interest in the vehicle, some or all of the proceeds from the sale of the vehicle may not be available to make payments on the notes.

The issuing entity’s security interest in the financed vehicles could be impaired for one or more of the following reasons:

•	the Bank might fail to perfect its security interest in a financed vehicle;

•

another person may acquire an interest in a financed vehicle that is superior to the issuing entity’s security interest through fraud, forgery, negligence or error because the servicer will not amend the certificate of title or ownership to identify the issuing entity as the new secured party;

•

the issuing entity may not have a security interest in the financed vehicles in certain states because the certificates of title to the financed vehicles will not be amended to reflect assignment of a security interest therein to the issuing entity;

•	holders of some types of liens, such as tax liens or mechanics liens, may have priority over the issuing entity’s security interest; and

•	the issuing entity may lose its security interest in vehicles confiscated by the government.

Neither the Bank nor the servicer will be required to repurchase a receivable if the security interest in a related vehicle or the receivable becomes impaired after the receivable is sold to the issuing entity.

The servicer’s discretion over the servicing of the receivables could increase the average life of the notes and impact the amount and timing of funds available to make payments on the notes	The servicer is obligated to service the receivables in accordance with its customary practices. The servicer has discretion in servicing the receivables, including the ability to permit an extension on or deferral of payments due on receivables on a case-by-case basis. In addition, the servicer may from time to time solicit or offer obligors an opportunity to defer payments. [The servicer also may offer obligors other programs, consistent with its customary practices, that permit extensions or deferrals of payments due on receivables following natural disasters in certain geographic areas. See “Risk Factors—Geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes” in this prospectus.] Any of these deferrals or extensions may extend the maturity of the receivables and increase the weighted average life of the notes. The weighted average life and yield on your notes may be adversely affected by extensions and deferrals on the receivables. However, the servicer must purchase a receivable from the issuing entity if any modification or extension extends the term of that receivable beyond the latest final scheduled payment date for the latest maturing class of notes issued by the issuing entity. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. The manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

FICO® scores, proprietary credit scores and historical experience may not accurately predict the likelihood of losses on the receivables.

Information regarding FICO® scores and credit scores for the obligors obtained at the time of acquisition of their contract is presented in “The Receivables Pool” in this offering memorandum. A FICO® score and credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the Bank nor any other party makes any representations or warranties as to any obligor’s current FICO® score, current credit score or the actual performance of any motor vehicle, receivable or that a particular FICO® score or credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms. This is especially the case given the unprecedented number of recent first time unemployment claims.

Additionally, historical loss and delinquency information set forth in this offering memorandum under “Delinquencies, Repossessions and Credit Loss Information” was affected by several variables, including general economic conditions and market interest rates, that are likely to differ in the future. Therefore, there can be no assurance that the historical delinquency experience or the net credit loss experience calculated and presented in this offering memorandum with respect to the Bank’s entire portfolio of motor vehicle installment loans will reflect actual experience with respect to the receivables in the receivables pool. Especially given the current extremely challenging economic climate, there can be no assurance that the future delinquency or net credit loss experience of the servicer with respect to the receivables will be better or worse than that set forth in this offering memorandum with respect to the Bank’s entire portfolio of motor vehicle installment loans.

[You may suffer losses due to receivables with low contract rates]	[The receivables pool includes receivables which have contract rates that are less than the interest rates on certain classes of the notes. Interest paid on the receivables with annual percentage rates higher than the interest rate on the notes [and the yield supplement account] compensate for the receivables with relatively lower contract rates. Excessive prepayments on the receivables with relatively higher contract rates may adversely impact your notes by reducing such interest payments available. [The yield supplement account is intended to mitigate this risk.]]

RISKS RELATING TO THE TRANSACTION PARTIES

A servicer replacement event may result in additional costs, increased servicing fees by a successor servicer or a diminution in servicing performance, including higher delinquencies and defaults, any of which may have an adverse effect on your notes

In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

•	the costs of the transfer of servicing to the successor;

•	the ability of the successor to perform the obligations and duties of the servicer under the servicing agreement; or

•	the servicing fees charged by the successor.

Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the receivables.

Paying the servicer a fee based on a percentage of the receivables may result in the inability to obtain a successor servicer	Because the servicer is paid its base servicing fee based on a percentage of the aggregate outstanding amount of the receivables, the fee the servicer receives each month will be reduced as the size of the pool decreases over time. At some point, if the need arises to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to service the remaining receivables in the pool. In this event a higher servicing fee may need to be negotiated, resulting in less available funds that may be distributed to noteholders and certificateholders on a related payment date. Also, if there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period, resulting in increased delinquencies and/or defaults on the receivables.

Bankruptcy of USAA Acceptance, LLC, as depositor, could result in delays in payment or losses on the notes	The depositor intends that its sale of the receivables to the issuing entity will be a valid sale and assignment of the receivables to the issuing entity. If USAA Acceptance, LLC, as depositor, were to become a debtor in a bankruptcy case and a creditor or trustee-in-bankruptcy of USAA Acceptance, LLC or USAA Acceptance, LLC itself were to take the position that the sale of receivables by the depositor to the issuing entity should instead be treated as a pledge of the receivables to secure a borrowing of USAA Acceptance, LLC, delays in payments of collections on the receivables to noteholders could occur. If a court ruled in favor of any such trustee, debtor or creditor, reductions in the amounts of those payments could result. A tax or governmental lien on the property of the depositor arising before the transfer of the receivables to the issuing entity may have priority over the issuing entity’s interest in those receivables even if the transfer of the receivables to the issuing entity is characterized as a sale.

FDIC receivership or conservatorship of the Bank could result in delays in payments or losses on your notes

The Bank is a federally chartered savings association and is subject to regulation and supervision by the Office of the Comptroller of the Currency (“OCC”) and whose deposits are insured to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). If the

Bank becomes insolvent, is in an unsound condition or engages in violations of its by-laws or regulations applicable to it, or if similar circumstances occur, the OCC is authorized to appoint the FDIC as conservator and, if a receiver were appointed, the FDIC would act as a receiver for the Bank. As receiver, the FDIC would have broad powers to:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the Bank; or

•	repudiate, without compensation, the Bank’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables.

Another section of the Federal Deposit Insurance Act provides that, with certain exceptions, during the 45-day period beginning on the date of the appointment of the FDIC as conservator for a bank or the 90-day period beginning on the date of the appointment of the FDIC as receiver for a bank, no person may, without the consent of the FDIC as conservator or receiver, exercise any right or power to terminate, accelerate, or declare a default under any contract to which the bank is a party, or to obtain possession of or exercise control over any property of the bank or affect the contractual rights of the bank. In the event of conservatorship or receivership relating to the Bank, this section could be interpreted to prohibit the indenture trustee, noteholders or other persons from exercising contractual rights and remedies under any contract to which the Bank was deemed to be a party during the applicable period. Such interpretation, whether or not ultimately sustained, could lead to a delay and reduction in payments on your notes.

If the FDIC were to take any of those actions, payments on your notes could be delayed or reduced.

Under the Federal Deposit Insurance Act, the FDIC, as conservator or receiver of the Bank, is authorized to repudiate any “contract” of the Bank if the FDIC determines that the performance of the contract is burdensome and the repudiation would promote the orderly administration of the Bank’s affairs. Upon such repudiation the FDIC would be required to pay “actual direct compensatory damages.” This authority may be interpreted by the FDIC to permit it to repudiate the transfer of the receivables to the depositor. However, because we have structured the transfer of receivables from the Bank to the depositor with the intent that such transfers would be characterized as legal true sales, the FDIC likely would not be able to recover the transferred receivables using its repudiation powers.

If the FDIC nevertheless recharacterizes the transfer of motor vehicle loans to the issuing entity as a grant of a security interest to secure a debt, it could repudiate the debt and recover the motor vehicle loans as assets of the Bank. In this case, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages” but the term does not include damages for lost profits or opportunity. The staff of the FDIC takes the position that upon repudiation these damages would not include interest accrued to the date of actual repudiation, so that the issuing entity would have a claim for interest only through the date of the appointment of the FDIC as conservator or receiver. Since the FDIC may delay repudiation for up to one-hundred-eighty (180) days following that appointment, the issuing entity may not have a claim for interest accrued during this one-hundred-eighty (180) day period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the issuing entity’s “actual direct compensatory damages” in the event the FDIC repudiated the transfer of motor vehicle loans to the issuing entity under the sale and servicing agreement, the amount paid to the issuing entity could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the notes issued by the issuing entity and the interest accrued thereon and unpaid to the date of payment.

The FDIC has adopted regulations entitled “Treatment of financial assets transferred in connection with a securitization for participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the power that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. We do [not] intend to satisfy the conditions of the FDIC Rule and [no][a] legal opinion will be delivered in connection with the issuance of the notes as to the applicability of the FDIC Rule.

The FDIC could delay its decision whether to recognize the Bank’s transfer of the receivables for a reasonable period following its appointment as conservator or receiver for the Bank. If the FDIC were to refuse to recognize the Bank’s transfer of the receivables, payments on your notes could be delayed or reduced.

Delays in collecting payments could occur if USAA Federal Savings Bank ceases to be the servicer

If USAA Federal Savings Bank were to cease acting as servicer, the processing of payments on the receivables and information relating to collections could be delayed, which could delay payments to noteholders. See “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events.” USAA

Federal Savings Bank may resign as servicer under certain circumstances described in this prospectus. See “Description of the Receivables Transfer and Servicing Agreements—Certain Matters Regarding the Servicer; Limitation on Liability.”

[You may suffer losses on your notes because the servicer will hold collections and commingle them with its own funds	The servicer generally will be permitted to hold with its own funds (1) collections it receives from obligors on the receivables for up to two Business Days after identification and (2) the purchase price of receivables required to be repurchased from the issuing entity until the day on which distributions are made on the notes. During this time, the servicer may invest those amounts at its own risk and for its own benefit and need not segregate them from its own funds. If the servicer is unable for any reason to pay these amounts to the issuing entity on the payment date, you might incur a loss on your notes.

For more information about the servicer’s obligations regarding payments on the receivables, see “Description of the Receivables Transfer and Servicing Agreements—Collections.”]

RISKS RELATING TO MACROECONOMIC, REGULATORY AND OTHER EXTERNAL FACTORS

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) is extensive and significant legislation that, among other things:

•

created a liquidation framework for purposes of liquidating certain bank holding companies or other nonbank financial companies determined to be “covered financial companies,” and certain of their respective subsidiaries, defined as “covered subsidiaries,” if, among other conditions, it is determined such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States;

•

created the Consumer Financial Protection Bureau (the “CFPB”), an agency with broad rule-making examination and enforcement authority with respect to the laws and regulations that apply to consumer financial products and services, such as the extension of credit to finance the purchase of automobiles and motorcycles;

•	created a new framework for the regulation of over-the-counter derivatives activities; and

•	strengthened the regulatory oversight of securities and capital markets activities by the SEC.

The scope of the Dodd-Frank Act has broad implications for the financial services industry, including us, and requires the implementation of numerous rules and regulations. The Dodd-Frank Act impacts the offering, marketing, and regulation of consumer financial products and services offered by financial institutions. Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on the pricing of consumer products with respect to banks such as the sponsor. Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. Therefore, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the loans, or on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates. Furthermore, on May 24, 2018, President Trump signed into law The Economic Growth, Regulatory Relief and Consumer Protection Act, which repeals or modifies certain provisions of the Dodd-Frank Act.

The CFPB has supervisory, examination and enforcement authority over certain banks and non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. The Bank is subject to the CFPB’s supervision with respect to the Bank’s compliance with applicable consumer protection laws. Expanded CFPB jurisdiction over the Bank’s business may increase compliance costs and regulatory risks. For example, on January 31, 2019, the Bank agreed to a consent order with the CFPB related to, among other things, certain violations of the Electronic Fund Transfer Act and Regulation E involving preauthorized electronic fund transfers. Under the consent order, the Bank agreed to pay approximately $12 million in restitution to certain consumers, and pay a $3.5 million civil money penalty. The Bank submitted a comprehensive plan to the CFPB to comply with applicable laws and the terms of the Consent Order, and is currently executing on that plan.

Until all of the implementing regulations are issued, no assurance can be given that the requirements imposed by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables or on the regulation and supervision of the Bank, the servicer, the sponsor, the originator, the depositor, the issuing entity or their respective affiliates. See “Some Important Legal Issues Relating to the Receivables—Dodd Frank Orderly Liquidation Framework—Potential Applicability to USAA Capital Corporation, USAA, the depositor and the issuing entity.”

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to USAA Capital Corporation, the parent of the Bank or its nonbank affiliates, United Services Automobile Association (“USAA”), the issuing entity or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Some Important Legal Issues Relating to the Receivables—Dodd Frank Orderly Liquidation Framework.” Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

In October 2020, the CFPB issued a final rule governing the activities of third-party debt collectors. On April 7, 2021, the CFPB issued a notice of proposed rulemaking to delay the effective date of the final rule until January 29, 2022. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rule. It is unclear what effect, if any, this final rule or subsequent changes would have on the receivables or the servicer’s practices, procedures and other servicing activities relating to the receivables in ways that could reduce the associated recoveries.

Certain state and federal legislation implemented in response to the COVID-19 outbreak, including the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021, have provided funding for economic stimulus programs to various individuals. For example, Congress passed the American Rescue Plan Act of 2021, which extended unemployment benefits through September 6, 2021 (though some states have already discontinued, and other states may discontinue, the additional federal unemployment benefits ahead of this date), provided stimulus checks to certain individuals and families up to $1,400 per adult and eligible dependent, made the Paycheck Protection Program more accessible to businesses and nonprofits, added additional funding of $7.25 billion to the Paycheck Protection Program and provided additional relief to state and local communities.

Such economic relief programs have included unemployment compensation benefits, deferral of payroll tax collections and cash benefits. The Bank cannot predict the impact of the failure by Congress to renew or initiate other relief measures later this year. In addition, it is not known how many obligors may have been or are currently receiving any such additional unemployment benefits, or what the effect of any future reduction of such benefits may be on the ability of the obligors to meet their payment obligations under their contracts and, consequently, what impact such benefits have had on recent historical loss and delinquency information and static pool experience or what impact such benefits (or the discontinuation thereof) may have on the loss and delinquency performance of the receivables in the receivables pool.

Regulatory action could result in delayed or reduced payments to you	In April 2003, after the OCC found that a national bank was, contrary to safe and sound banking practices, receiving inadequate servicing compensation under its securitization agreements, that bank agreed to a consent order with the OCC. The consent order required the bank, among other things, to immediately resign as servicer and to cease performing its duties as servicer within one-hundred-twenty (120) days, to immediately withhold and segregate funds from collections for payment of its servicing fee (notwithstanding the priority of payments in the securitization agreements and the perfected security interest of the relevant issuing entity in those funds) and to increase its servicing fee percentage above that which was originally agreed upon in its securitization agreements.

While the Bank has no reason to believe that any applicable regulatory authority would consider provisions relating to the Bank or any of its affiliates or the payment or amount of a servicing fee to the Bank or any of its affiliates, or any other obligation of the Bank or any of its affiliates under the purchase agreement, sale and servicing agreement, trust agreement or indenture to be unsafe or unsound or violative of any law, rule or regulation applicable to them, there can be no assurance that any such regulatory authority would not conclude otherwise in the future. If such a bank regulatory authority did reach such a conclusion, and ordered the Bank or any of its affiliates to rescind or amend these agreements, payments to you could be delayed or reduced.

Failure to comply with consumer protection laws may result in losses on the notes	Federal and state consumer protection laws impose requirements upon creditors in connection with extensions of credit and collections on retail installment loans. Some of these laws make an assignee of the loan (such as the issuing entity) liable to the obligor for any violation by the lender. Additionally, the CARES Act includes various provisions, such as new requirements affecting credit reporting, designed to protect consumers. Some of these laws make an assignee of the loan (such as the issuing entity) liable to the obligor for any violation by the lender. Any liabilities of the issuing entity under these laws could reduce the funds that the issuing entity would otherwise have to make payments on your notes. The Bank may be obligated to repurchase from the issuing entity any receivable that fails to comply with federal and state consumer protection laws. If the Bank fails to repurchase that receivable, you might experience delays or reductions in payments on your notes. See “Some Important Legal Issues Relating to the Receivables—Consumer Protection Law.”

Recent economic developments may adversely affect the performance of the receivables, which could result in losses on your notes	The United States has experienced a recession, which may adversely affect the performance of the receivables and market value of your notes. See “—Adverse events related to the Coronavirus outbreak could have an adverse effect on the performance of the receivables and the related vehicles, which could result in delays in payments and/or losses on your notes.” An economic downturn may adversely affect the performance of the receivables. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. High unemployment and a general reduction in availability of credit may lead to increased delinquencies and defaults by obligors, as well as decreased consumer demand for automobiles and reduced used vehicle prices, which could increase the amount of a loss in the event of a default by an obligor. Delinquencies and losses on automobile loans generally may increase in recent months as motor vehicle finance companies, including the sponsor, experience a sharp increase in delinquencies and requests for extensions, both of which may continue to increase. In response to the global health crisis, the servicer modified its collections activities, including the temporary stoppage of involuntary vehicle repossessions on active customer accounts and adjustments of outbound collections activities. The servicer has resumed most involuntary repossession activity where permitted by state and local law but may elect to suspend such activity at any time in the future. A reduction in the repossession rate in response to COVID-19 and the limited availability of used car auctions and other markets for the sale of repossessed vehicles resulted in delayed and decreased recoveries for non-performing auto loans across the industry. Although there has been a recent recovery in the availability of used car auctions and such prices, in certain cases to pre-COVID-19 levels, such prices may continue to fluctuate in the future and could decline again. If a vehicle is repossessed while the auction market is not fully functioning, it is likely that the sale proceeds for such vehicle will be lower than expected. If an economic downturn is experienced for a prolonged period of time, delinquencies and losses on the receivables could continue to increase, which could result in losses on your notes.

No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

You may experience reduced returns and delays on your notes from a vehicle recall

Obligors on receivables related to financed vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes.

The return on your notes could be reduced by shortfalls due to the Servicemembers Civil Relief Act and other recent legislation	The Servicemembers Civil Relief Act (the “SCRA”), provides relief to obligors who enter active military service after the origination of their receivables. The response of the United States to the terrorist attacks on September 11, 2001 and the United States-led invasion and occupation of Iraq have included military operations that may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. The SCRA provides, generally, that an eligible obligor may not be charged interest on the receivable in excess of 6% per annum for the obligor’s auto loan during the period of the obligor’s military service. Any interest in excess of 6% must be forgiven. Interest shortfalls on the receivables due to the application of the SCRA or similar state laws or regulations will reduce the amount of interest collections available to make payments on the notes.

The SCRA also limits the ability of the servicer to repossess the financed vehicle securing a receivable during the related obligor’s period of military service for obligations incurred prior to military service. As of the date of this prospectus, the servicer sets a maximum interest rate on receivables affected by the application of the SCRA of 4% during the related obligor’s active duty status, and extends such maximum for 12 months beyond the end of such obligor’s active duty status. If, with respect to any receivable, the servicer reduces the related interest rate after the cut-off date other than as required by applicable law (including without limitation the SCRA) or court order, the servicer is obligated to repurchase such receivable from the issuing entity.

In addition, pursuant to laws of various states, under certain circumstances, payments on retail installment contracts or installment loans such as the receivables by residents in those states may be deferred and interest rates must be limited. These state laws may also limit the ability of the servicer to repossess the financed vehicle securing a receivable.

As a result of the SCRA and similar state legislation or regulations there may be delays or reductions in payment and increased losses on the receivables. Those delays, reductions and increased losses will be borne primarily by holders of the certificates, but if such reductions and losses are greater than anticipated, the holders of notes may suffer a loss.

We do not know how many receivables may be affected by the application of the SCRA or any similar state legislation or regulations.

Climate related events and climate change risks may cause losses on your notes	The effects of climate change and the ongoing efforts to mitigate its impact, including through climate change-related legislation and regulation, may have a negative effect on the issuing entity.

Significant physical effects of climate change, such as extreme weather and natural disasters, may affect the obligors of the receivables. For example, obligors living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their receivables. The auto dealerships and physical auctions that facilitate the disposition of the financed vehicles after repossession are also subject to disruption as a result of extreme weather and natural disasters, which could result in an inability to sell repossessed vehicles or a temporary or permanent decline in the market value of those vehicles. In addition, extreme weather and natural disasters may have industry- or economy-wide effects due to the interdependence of market actors. If such extreme weather or a natural disaster were to occur in a geographic region in which a large number of obligors are located, these risks would be exacerbated. See “Risk Factors—Geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes” in this prospectus.

Changes to laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have an adverse impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Any of those effects or their confluence could adversely affect the performance of the receivables or the market value of the vehicles securing the receivables, which could result in losses or affect the timing of payments on your notes.

[RISKS RELATING TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES]

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise]	[The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes will bear interest at a floating rate as set forth on the cover of this prospectus. Even though the issuing entity will issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[Negative [insert applicable floating rate benchmark] rates would reduce the rate of interest on the [Class A-2-B] notes]	[The interest rate to be borne by the [Class A-2-B] notes is based on a spread over [insert applicable floating rate benchmark] (and as further described in this prospectus)—which serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

Changes in [insert applicable floating rate benchmark] will affect the rate at which the [Class A-2-B] notes accrue interest and the amount of interest payments on the [Class A-2-B] notes. To the extent that [insert applicable floating rate benchmark] decreases below 0.00% for any interest accrual period, the rate at which the [Class A-2-B] notes accrue interest for such interest accrual period will be reduced by the amount by which [insert applicable floating rate benchmark] is negative, provided that the interest rate on the [Class A-2-B] notes for any interest accrual period will not be less than 0.00%. A negative [insert applicable floating rate benchmark] rate could result in the interest rate applied to the [Class A-2-B] notes decreasing to 0.00% for the related interest accrual period.]

[insert applicable floating rate benchmark] is a relatively new reference rate and its composition and characteristics are not the same as LIBOR	[[insert applicable floating rate benchmark] is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that [insert applicable floating rate benchmark], including any market accepted adjustments to [insert applicable floating rate benchmark], are determined may change over time.

The composition and characteristics of [insert applicable floating rate benchmark] are not the same as those of London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. [insert description of differences between benchmark rate and LIBOR]. As a result, there can be no assurance that [insert applicable floating rate benchmark] will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Very limited market precedent exists for securities that use [insert applicable floating rate benchmark] as the interest rate [and the method for calculating an interest rate based upon [insert applicable floating rate benchmark] in those precedents varies]. Similarly, if [insert applicable floating rate benchmark] does not become widely adopted for securities like the Class A-2-B notes, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.]

USE OF PROCEEDS

The proceeds from the issuance of the notes will be used by the depositor (1) to purchase the receivables from the Bank under the purchase agreement[,] [and] (2) to fund the initial deposit into the Reserve Account [and (3) to deposit the pre-funded amount, if any, into the Pre-Funding Account] [and (4) to fund the initial deposit into the Yield Supplement Account].

The Bank or its affiliates may use all or a portion of the net proceeds of the offering of the notes to pay their respective debts and for general purposes.

THE ISSUING ENTITY

Limited Purpose and Limited Assets

USAA Auto Owner Trust 20[●]-[●] is a statutory trust governed under the laws of the State of Delaware by a trust agreement, as amended and restated as of the closing date, between the depositor and [●], as the owner trustee. The trust is referred to in this prospectus as either the “trust” or the “issuing entity.”

The issuing entity will not engage in any activity other than:

•	entering into and performing its obligations under the agreements to which it is a party;

•	acquiring, holding and managing the assets of the issuing entity, including the receivables, and the proceeds of those assets;

•	issuing the notes and the certificates;

•	making payments on the notes and distributions on the certificates;

•	selling, transferring and exchanging the notes and the certificates to the depositor;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	making deposits to and withdrawals from the Collection Account and the Reserve Account [and the Pre-Funding Account] [and the Yield Supplement Account];

•	paying organizational, start-up and transactional expenses of the issuing entity;

•	[entering into and performing its obligations under the interest rate [swap] [cap] agreement;] and

•

engaging in other activities that are necessary, suitable or convenient to accomplish any of the purposes listed above or are in any way connected with those activities or as may be required in connection with conservation of the issuing entity’s assets and the making of payments on the notes and distributions on the certificates.

The operations of the issuing entity are governed by the trust agreement and the indenture. Under the administration agreement the administrator will be obligated to perform certain administrative duties of the issuing entity and the owner trustee. The owner trustee will not have liability for obligations that the administrator agrees to perform. The issuing entity does not have the discretion to engage in activities other than those described above.

The issuing entity’s principal offices are located in [                    ], Delaware. The fiscal year of the issuing entity is the calendar year.

The Issuing Entity Property

The notes will be collateralized by the assets of the issuing entity (“the issuing entity property”). The primary assets of the issuing entity will be the receivables, which are amounts owed by individuals under retail motor vehicle installment loans that are secured by new and used automobiles and light-duty trucks.

In addition to the receivables acquired by the issuing entity from the depositor on the closing date [and on each Funding Date], the issuing entity property also will include:

•	all collections on the receivables after the Cut-off Date;

•	the receivable files relating to the original motor vehicle loans evidencing the receivables;

•	the security interests in the financed vehicles;

•

any proceeds from claims on (1) any theft and physical damage insurance policy maintained by an obligor under a receivable, providing coverage against loss or damage to or theft of the related financed vehicle or (2) any credit life or credit disability insurance maintained by an obligor in connection with any receivable;

•	any other property securing the receivables;

•

the rights of the issuing entity to funds on deposit in the Reserve Account, [the Yield Supplement Account,] the Collection Account[, the Pre-Funding Account] and the Principal Distribution Account and any other accounts established pursuant to the indenture or sale and servicing agreement, and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings, net of losses and investment expenses, on amounts on deposit);

•	rights of the issuing entity under the sale and servicing agreement and of the depositor, as buyer, under the purchase agreement;

•	[rights of the issuing entity under the interest rate cap agreement and payments made by the cap provider under the interest rate cap agreement;]

•	[rights of the issuing entity under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;] and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture.

If the protection provided to the Class A Noteholders by the subordination of the Class B Notes and to all the noteholders by the Reserve Account [and the Yield Supplement Account] is insufficient, the issuing entity will have to look solely to the obligors on the receivables and the proceeds from the repossession and sale of the financed vehicles that secure defaulted receivables. In that event, various factors, such as the issuing entity not having perfected security interests in the financed vehicles securing the receivables in all states, may affect the servicer’s ability to repossess and sell the collateral securing the receivables, and thus may reduce the proceeds which the issuing entity can distribute to the noteholders. See “Application of Available Funds—Priority of Distributions,” “Description of the Receivables Transfer and Servicing Agreements—Reserve Account” and “Some Important Legal Issues Relating to the Receivables.”

Capitalization and Liabilities of the Issuing Entity

[If the aggregate principal amount issued is $[●], the][The] following table illustrates the expected assets of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Receivables	$[●]
[Pre-Funding Account – Initial Balance]	$[●]
Reserve Account	$[●]
[Yield Supplement Overcollateralization Amount]	$[●]
[Risk Retention Reserve Account]	$[●]

[If the aggregate principal amount issued is $[●], the][The] following table illustrates the expected liabilities of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Class A-1 Notes	$[●]
Class A-2[-A] Notes	$[●]
[Class A-2-B Notes]	$[●]
Class A-3 Notes	$[●]
Class A-4 Notes	$[●]
Class B Notes	$[●]

Total	$[●]

[If the aggregate principal amount issued is $[●], the following table illustrates the expected assets of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Receivables	$[●]
[Pre-Funding Account – Initial Balance]	$[●]
Reserve Account	$[●]
[Yield Supplement Overcollateralization Amount]	$[●]
[Risk Retention Reserve Account]	$[●]

If the aggregate principal amount issued is $[●], the following table illustrates the expected liabilities of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Class A-1 Notes	$[●]
Class A-2[-A] Notes	$[●]
[Class A-2-B Notes]	$[●]
Class A-3 Notes	$[●]
Class A-4 Notes	$[●]
Class B Notes	$[●]

Total	$[●]]

[Overcollateralization is the amount by which the aggregate principal balance of the receivables exceeds the aggregate principal amount of the notes. [If the aggregate principal amount issued is $[●], the][The] initial amount of overcollateralization will be $[●] or approximately [●]% of the net pool balance as of the cut-off date. [If the aggregate principal amount issued is $[●], the initial amount of overcollateralization will be $[●] or approximately [●]% of the net pool balance as of the cut-off date.]]

[The issuing entity also will be liable for payments to the swap counterparty as described in “Description of the Notes—Interest Rate Swap Agreement.”] [The issuing entity will also be liable for the premium to the cap provider as described in “Description of the Notes—Interest Rate Cap Agreement.”]

THE TRUSTEES

Owner Trustee

[●] will act as owner trustee under the trust agreement. [●] is a [●] existing under the laws of [●] and authorized to exercise trust powers. The owner trustee maintains its principal office at [●]. [●] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.

[Currently, there are no legal proceedings pending before any court or governmental authority against [●] that would have a material adverse effect on the ability of [●] to perform it obligations as owner trustee as provided in the trust agreement.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The Bank, the depositor and their affiliates may maintain normal commercial banking relations with the owner trustee and its affiliates. The Bank, as servicer, will be responsible for paying the owner trustee’s fees and for indemnifying the owner trustee against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents. To the extent these fees, expenses and indemnity payments are not paid by the Bank, they will be payable out of the issuing entity’s funds in the order of priority specified under “Application of Available Funds—Priority of Distributions.”

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

Indenture Trustee

[●] will act as indenture trustee under the indenture. [●] is a [●] existing under the laws of [●]. [●] has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.

[[●] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [●] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as indenture trustee.]

The indenture trustee’s duties are limited solely to the express obligations of the indenture trustee set forth in the indenture. The Bank, the depositor and their affiliates may maintain normal commercial banking relations with the indenture trustee and its affiliates. The Bank, as servicer, will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. To the extent these fees, expenses and indemnity payments are not paid by the Bank, they will be payable out of the issuing entity’s funds in the order of priority specified under “Application of Available Funds—Priority of Distributions.”

[Insert additional disclosure, if applicable, pursuant to Item 1109 of Regulation AB.]

Role of the Owner Trustee and the Indenture Trustee

The owner trustee is obligated to perform only those duties that are specifically assigned to it in the trust agreement and the other transaction documents and will not be liable for any error in judgment made in good faith by any of its officers or employees unless such persons were negligent in ascertaining the pertinent facts. The owner trustee will not be required to expend its own funds or incur any financial liability in respect of its rights or powers.

The owner trustee is not required to give any certificateholder or other person notice of any Event of Default under any of the transaction documents. The issuing entity is required to deliver to the certificateholders information required by the Code that is necessary for the preparation of their tax returns as they relate to the certificates. The holders of a majority interest in the certificates may direct the actions to be taken by the owner trustee so long as such actions are not contrary to the provisions of the trust agreement or any transaction document to which the issuing entity is a party.

The indenture trustee is obligated to perform only those duties that are specifically assigned to it in the indenture and the other transaction documents. If an Event of Default has occurred and is continuing, the indenture trustee is required to exercise its rights under the indenture and use the same degree of skill and care in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. In the absence of bad faith, the indenture trustee may conclusively rely on certificates and opinions furnished to it in accordance with the indenture. The indenture does not require the indenture trustee to expend or risk its own funds or otherwise incur financial liability if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it. The indenture trustee is not liable for any error of judgment made by it in good faith unless it is proved that the indenture trustee was negligent in ascertaining pertinent facts. The indenture trustee will not be liable with respect to any action it takes or omits to take in good faith pursuant to directions from the noteholders in accordance with the indenture.

Upon receipt of instructions from the servicer for a payment date, the indenture trustee will apply the Available Funds to pay specified expenses of the issuing entity and to make payments on the notes.

The owner trustee and the indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions, the owner trustee and the indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee or indenture trustee by the sale and servicing agreement, the trust agreement, the administration agreement or the indenture, as applicable, will be conferred or imposed upon the owner trustee or the indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the owner trustee or the indenture trustee is incompetent or unqualified to perform specified acts, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the owner trustee or the indenture trustee.

The owner trustee and the indenture trustee will be entitled to certain fees and indemnities described under “Application of Available Funds—Fees and Expenses of the Issuing Entity.”

For a further description of the roles and responsibilities of the indenture trustee, see “The Indenture.”

THE DEPOSITOR

USAA Acceptance, LLC (the “depositor”) is a limited liability company formed under the laws of the State of Delaware on July 22, 2002. The depositor maintains its principal office at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Its telephone number is (302) 651-8408.

The depositor is a wholly-owned, special purpose subsidiary of the Bank. The depositor was organized solely for the limited purpose of acquiring receivables and associated rights, issuing securities, selling and otherwise transferring receivables (including for the purpose of securitizing them) and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes. The depositor’s limited liability company agreement also includes a provision that requires the depositor to have at least two directors who are independent. Under the depositor’s limited liability company agreement, an independent director is a person who is not an employee, director, stockholder, partner or officer of the depositor or any of its affiliates (other than his or her service as an independent director of the depositor or any of its affiliates), a customer or supplier of the depositor or any of its affiliates, or any immediate family member of a person described in the foregoing.

The depositor will have no ongoing servicing obligations or responsibilities with respect to any financed vehicle. The depositor does not have, is not required to have, and is not expected in the future to have, any significant assets.

The depositor intends that the transfer of the receivables from the depositor to the issuing entity constitutes a sale, rather than a pledge of the receivables to secure indebtedness of the depositor. However, if the depositor were to become a debtor under the federal bankruptcy code, it is possible that a creditor or trustee in bankruptcy of the depositor, as debtor-in-possession, may argue that the sale of the receivables by the depositor was a pledge of the receivables rather than a sale. This position, if presented to or accepted by a court, could result in a delay in or reduction of distributions to the noteholders.

None of the depositor, the Bank, the servicer or any of their respective affiliates will insure or guarantee the receivables or the notes issued by the issuing entity.

ORIGINATOR, SPONSOR, SELLER AND SERVICER

USAA Federal Savings Bank (the “Bank”) is a federally chartered savings association and a member of the Federal Home Loan Bank System. The Bank is subject to the supervision of the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Consumer Financial Protection Bureau (the “CFPB”). Deposits held by the Bank are insured up to the amount permitted by law by the Deposit Insurance Fund of the FDIC. As of [●][●] [●], 20[●], the Bank’s total assets and total common and preferred stockholders’ equity were $[●] billion and $[●] billion, respectively.

The Bank’s executive offices are located at 10750 McDermott Freeway, San Antonio, Texas 78288 and its telephone number is (210) 498-2265.

The Bank is an indirect wholly-owned subsidiary of United Services Automobile Association (“USAA”) and is engaged in providing consumer banking products and services primarily to the USAA membership. USAA and its various property and casualty insurance subsidiaries provide personal line insurance, which includes automobile, homeowners, and renters insurance, to their policyholders. In addition, through its various wholly-owned subsidiaries and affiliates, USAA offers personal financial service products, including life insurance, mutual funds, banking services and financial planning services. USAA is the [●] largest private passenger automobile and the [●] largest homeowners insurer in the United States, based on [●] direct written premiums. USAA markets its products and services principally through direct mail, telecommunication and electronic means. USAA is headquartered in San Antonio, Texas and employs more than [●] people.

USAA is a reciprocal interinsurance exchange formed in 1922. As of [●][●] [●], 20[●], USAA and its subsidiaries have a combined membership of approximately [●] million.

The Bank began its motor vehicles financing operations in 1984 and has serviced the receivables since that time. The Bank has been securitizing its motor vehicle loans since 1993 and has completed more than [●] public securitizations of its motor vehicle loans. The Bank also originates mortgage loans, credit card receivables, and other consumer loans. It securitized a portion of its portfolio of credit card receivables in 2005 through a private conduit facility, which was subsequently paid off in full in 2010. The Bank participates in the structuring of its securitizations, services the securitized assets and usually acts as administrator for the issuing entity.

In the normal course of its servicing operations, the Bank outsources certain of its administrative functions to third party providers. With respect to its securitization trusts, the Bank remains responsible to the issuing entity for its obligations under the sale and servicing agreement regardless of whether the performance of an obligation has been outsourced to a third party. The Bank believes that such third parties can be replaced with other providers of such services.

The Bank outsources custody of the vehicle titles or other evidence of the perfected security interest of the Bank to Dealertrack Technologies, Inc., in Lake Success, NY. Dealertrack Technologies, Inc. is a Delaware corporation that has been in the business of title administration since 1990. Dealertrack holds such titles or other evidence in a fire-resistant vault; it has FM200 gas suppression.

No event of default or performance trigger event has occurred in securitizations sponsored by the Bank. The Bank has not taken any action outside of its contractual servicing obligations to prevent the occurrence of any such event.

The Bank engages investment banks for structuring its motor vehicle loan securitizations and selling the resulting asset-backed notes to investors.

[An affiliate of the Bank is the [swap counterparty] [cap provider].]

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item  1108 that services 20% or more of the pool assets.]

Credit Risk Retention

[An affiliate of] [T][t]he depositor, a wholly owned subsidiary of the Bank, will be the initial holder of [a portion of] the issuing entity’s certificates [and will retain [insert any portion of any note retained by the depositor]]. The Bank, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, [if the aggregate principal amount issued is $[●]] as of the closing date, [the Bank expects that[ the certificates will have a face amount of $[●]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[●]], which is equal to approximately [●]% of the net pool balance as of the Cut-off Date. [If the aggregate principal amount issued is $[●] as of the closing date, [the Bank expects that[ the certificates will have a face amount of $[●]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[●]], which is equal to approximately [●]% of the net pool balance as of the Cut-off Date.]]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

[Insert disclosure required by Item 1124 of any material change in the depositor’s, or an affiliate of the depositor’s, interest in the retained interest resulting from the purchase, sale or other acquisition or disposition of such interest by the depositor or an affiliate of the depositor.]

[Insert description of any retained notes.]

[Pursuant to Regulation RR, the Bank is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. The Bank intends to satisfy this obligation [through the retention by [one or more majority-owned affiliates of][the depositor of]] [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and] [the establishment of an “eligible horizontal cash reserve account” in the name of the indenture trustee for the benefit of the noteholders]

in an [aggregate] amount equal to at least 5% of the initial principal amount of each class of [the fair value of] the notes and the certificates issued by the issuing entity on the closing date. [Each such majority-owned affiliate is required to retain its portion of the [“eligible vertical interest”] [or an] [“eligible horizontal residual interest”] and may not transfer (except to another majority-owned affiliate of the Bank) or hedge such interest until the latest of two years after the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the aggregate principal amount of the notes is 33% or less of the initial principal amount of the notes. The Bank may not transfer or hedge the retained interest during this period except as permitted under Regulation RR.]

[Retained vertical interest: The eligible vertical interest retained by [one or more of the Bank’s majority-owned affiliates][the depositor] will take the form of [[●]% of each class of notes and at least [●]% of the certificates issued by the issuing entity, though [any of the Bank’s majority-owned affiliates][the depositor] may retain an additional amount of one or more classes of notes or of the certificates. [[We][One or more majority-owned affiliates of the Bank] will initially retain the certificates.] The certificates represent 100% of the beneficial interest in the issuing entity] [a single vertical security, which, [if the aggregate principal amount issued is $[●], ]will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the notes and the certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates]. [If the aggregate principal amount issued is $[●], the certificates will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the notes and the certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates.]

By retaining the eligible vertical interest, each such majority-owned affiliate that is a noteholder will be entitled to receive the applicable percentage of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear the applicable percentage of those losses. Each class of notes retained by a majority-owned affiliate of the Bank as part of the eligible vertical interest will have the same terms as all other notes in that class, except that the notes retained by any such majority-owned affiliate will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “Description of the Notes—Notes Owned by Transaction Parties.” The material terms of the notes are described under “Description of the Notes,” and the material terms of the certificates are described under “Description of the Certificates.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by [the depositor][one or more of the Bank’s majority-owned affiliates] is structured to be an “eligible horizontal interest” and will take the form of [retaining the issuing entity’s certificates, which[, if the aggregate principal amount issued is $[●],] the Bank expects [will have a face amount of $[●]] [to have a residual value, after payment in full of the notes, of $[●]], which is equal to approximately [●]% of the net pool balance as of the Cut-off Date] [and] [depositing an amount equal to $[●] into a risk retention reserve account]. [If the aggregate principal amount issued is $[●], the Bank expects [the certificates will have a face amount of $[●]] [to have a residual value, after payment in full of the notes, of $[●]], which is equal to approximately [●]% of the net pool balance as of the Cut-off Date] [and] [depositing an amount equal to $[●] into a risk retention reserve account.]

In general, the certificates represent the rights to the credit enhancement not needed to make payments on the notes or cover losses on the receivables. Because the certificates are subordinated to each class of notes and are only entitled to amounts not needed on a payment date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in “Application of Available Funds—Priority of Distributions,” the certificates will absorb any losses incurred by the issuing entity on the receivables before any losses are incurred by the noteholders. For a description of the credit enhancement available for the notes, see “Description of the Notes—Credit Enhancement.” For a description of the terms of the certificate, see “Description of the Certificates.”]]

[Risk Retention Reserve Account: On or prior to the closing date, the Bank (itself or through a majority-owned affiliate) will establish or cause to be established an eligible account in the name of the indenture trustee for the benefit of the noteholders. The Risk Retention Reserve Account is structured to be an “eligible horizontal cash reserve account” and will be funded on the closing date by the retention of a portion of the purchase price for the notes in the amount equal to [at least] $[        ]. Funds on deposit in the Risk Retention Reserve Account may not be used to pay the servicing fee, as long as the Bank or an affiliate of the Bank is the servicer. For all other purposes, the Risk Retention Reserve Account may be used to make any payments that are due as described under “Application of Available Funds—Priority of Distributions” but are otherwise unpaid, including each of the notes on the related Final Scheduled Payment Date to the extent collections on the receivables are insufficient to make such payments. For a description of the terms of the Risk Retention Reserve Account, see “Description of the Notes—Credit Enhancement—Risk Retention Reserve Account.”]

[The fair value of the issuing entity’s certificates is expected to represent at least 5% of the sum of the fair value of the notes and the certificate on the closing date.]

[Fair Value:

The [expected]2 fair value of the notes and the certificate is summarized below:

Class	Fair Value (in millions)	Fair Value (as a percentage)
Class A-1
Class A-2[-A]
[Class A-2-B]
Class A-3
Class A-4
Class B
Certificate
Total		100%

The Bank and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and the certificate. The fair value of the notes will be assumed to be equal to the initial principal amount of the notes[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables, including prepayments, net losses and recoveries based on information for receivables similar to the receivables sold to the issuing entity on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of the notes is [assumed to be] equal to the initial principal amount of the notes, or par[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1
Class A-2[-A]
[Class A-2-B]
Class A-3
Class A-4
Class B

[2]	The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

These interest rates are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

In addition, based on the assumptions set forth under “Maturity and Prepayment Considerations—Weighted Average Lives of the Notes” and using the ABS rate, the Bank calculated what the expected scheduled principal payments on each class of notes would be over the course of the transaction (the “Scheduled Principal Payments”) based on when principal payments were required to be made under the terms of the receivables during each Collection Period and which classes of notes would be entitled to receive principal payments based on the payment priorities described under “Application of Available Funds—Priority of Distributions.” On the basis of the Scheduled Principal Payments, the Bank calculated the weighted average life for each class of notes.

To calculate the fair value of the certificate, the Bank used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, the Bank made the following assumptions:

•

interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2-B notes, [insert applicable floating rate benchmark] is assumed to reset consistent with the applicable forward rate curve as of                 , 20    ].

•	principal and interest cash flows for the receivables are calculated using the assumptions as described in “Maturity and Prepayment Considerations—Weighted Average Lives of the Notes.”

•	receivables prepay at a __% ABS rate based on amortization resulting from both prepayments and losses.

•	cumulative net losses on the receivables, as a percentage of the initial pool balance, will be at the levels set forth in the chart below at the end of each month:

Month	Cumulative Net Losses (as a percentage of the initial pool balance)	Month	Cumulative Net Losses (as a percentage of the initial pool balance)	Month	Cumulative Net Losses (as a percentage of the initial pool balance)
1	[ ]%	11	[ ]%	21	[ ]%
2	[ ]%	12	[ ]%	22	[ ]%
3	[ ]%	13	[ ]%	23	[ ]%
4	[ ]%	14	[ ]%	24	[ ]%
5	[ ]%	15	[ ]%	25	[ ]%
6	[ ]%	16	[ ]%	26	[ ]%
7	[ ]%	17	[ ]%	27	[ ]%
8	[ ]%	18	[ ]%	28	[ ]%
9	[ ]%	19	[ ]%	29	[ ]%
10	[ ]%	20	[ ]%	30	[ ]%

•	certificate cash flows are discounted at [ ]%.

•	the servicer will [not] exercise its opportunity to purchase the receivables [at the earliest payment date it is permitted to do so].

The Bank developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the receivables and the performance of the Bank’s prior securitized pools,

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the Receivables, the performance of the Bank’s prior securitized pools, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. The shape of the cumulative net loss curve is based on a historical average of the Bank’s prior securitized pools. Default and recovery rate estimates are included in the cumulative net loss assumption, and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the equity-like component of the first-loss exposure.

The Bank believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair value of the notes and the certificate was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

In accordance with Regulation RR, if the amount of the [eligible vertical interest] [eligible horizontal interest] [Risk Retention Reserve Account] retained on the closing date is materially different from the amount described above, within a reasonable time after the closing date, the Bank will disclose that material difference. [In addition, a description of any changes in the methodology or inputs and assumptions used to calculate the fair value will also be disclosed.] These disclosures will be made on [Form 8-K][Form 10-D] filed under the CIK number of the issuing entity.

[The Bank may not transfer or hedge the portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. [All or a portion of the retained eligible vertical interest may be transferred to any other majority-owned affiliate of the Bank on or after the closing date.]]

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement among the sponsor, the servicer, the issuing entity and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the Bank or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the Bank or an underwriter to perform pre-closing due diligence work on the receivables. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the issuing entity will appoint a successor asset representations reviewer. Further, the issuing entity may (and in the case of clause (i), shall) terminate the rights and obligations of the asset representations reviewer if (i) the asset representations reviewer no longer meets certain eligibility requirements set forth in the asset representations review agreement, (ii) the asset representations reviewer breaches any of its representations, warranties, covenants or obligations under the asset representations review agreement or (iii) certain insolvency events occur with respect to the asset representations reviewer. The asset representations reviewer will pay the expenses (including the fees and expenses of counsel) associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer. With respect to any removal, resignation or replacement of the asset representations reviewer, we will include on the Form 10-D filed with the SEC with respect to the applicable Collection Period information specifying the date of such removal, resignation or replacement and the circumstances surrounding such change.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined below) for compliance with the representations and warranties made by the Bank on the receivables if the conditions described below under “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Application of Available Funds–Fees and Expenses of the Issuing Entity” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review” below. The asset representations reviewer is liable for its own negligent action, its own bad faith, its own breach of contract or its own willful misconduct. The servicer is required under the asset representations review agreement to provide the asset representations reviewer copies of the receivable files and to make available to the asset representations reviewer the related accounts and records maintained by such person in connection with a review of the receivables. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. The servicer will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless caused by the negligent action, bad faith, breach of contract or willful misconduct of the asset representations reviewer.

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[[●] will be the [swap counterparty][cap provider] if any floating rate notes are issued. [●] is the principal subsidiary of [●], a [●]. [●] is a [●] with its principal place of business located at [●].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in “Description of the Notes — Interest Rate [Cap][Swap] Agreement(s).”

The Bank, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

[Insert required financial information for the swap counterparty if the significance percentage of the interest rate swap agreement is more than 10% as required by Item 1115(b) of Regulation AB.]

THE BANK’S PORTFOLIO OF MOTOR VEHICLE LOANS

Origination of Motor Vehicle Loans

The Bank directly originates motor vehicle installment loans secured by new and used automobiles and light-duty trucks (the “motor vehicle loans”). Applications for motor vehicle loans are made by individuals to the Bank’s office in San Antonio, Texas and are reviewed by the Bank in accordance with the Bank’s underwriting procedures discussed below. Applications are generally accepted by telephone, internet and mobile devices. The Bank’s primary source of applicants is the membership and associate membership of USAA, which consist of present and former commissioned and noncommissioned officers, enlisted personnel, retired military and their families.

The Bank may use programs developed and maintained by the Bank or third parties that allow the Bank to complete the entire contracting process electronically. The electronic contracts created by the programs will be electronically signed by the related obligors and will be stored in an electronic vault maintained by the Bank or third parties. The Bank does not expect to maintain physical copies of the electronic contracts.

The Bank services all of its motor vehicle loans. The servicing functions performed by the Bank include customer service, document file keeping, computerized account record keeping and collections. Vehicle title processing is outsourced to Dealertrack Technologies, Inc. The Bank may change its servicing and origination policies and practices over time in accordance with the Bank’s business judgment.

There have been no material changes in the Bank’s policies or procedures for its origination of retail motor vehicle loans during the three years preceding the date of this prospectus.

Underwriting of Motor Vehicle Loans

Application Process

The applicant submits an application over the telephone, via the Bank’s Web site, or mobile app. The application sets forth the applicant’s income, liabilities, credit and employment history, and other personal information along with vehicle information which is intended to secure a motor vehicle loan. The Bank reviews each application for completeness and for compliance with the Bank’s underwriting criteria, guidelines and applicable consumer regulations.

Underwriting Criteria

The Bank evaluates each applicant using uniform underwriting standards developed by the Bank. These underwriting standards are intended to assess the applicant’s ability to repay such motor vehicle loan and the adequacy of the financed vehicle as collateral, based upon a review of the information contained in the applicant’s loan application, information provided by the applicant during funding/fulfillment process and the credit bureau reports referred to below.

The Bank first performs the evaluation on an automated basis. If the automated review of the application shows that the applicant meets certain criteria in the Bank’s underwriting guidelines described below at specified levels and has at least a specified credit score in the Bank’s credit scoring process referred to below, then the application is approved. If the application is not approved in the automated review, an underwriter then performs a judgmental review using the criteria specified in the manual Underwriting criteria.

Among the criteria considered in evaluating each application are:

•	the applicant’s payment and credit history based on information known directly by the Bank or as provided by various credit reporting agencies with respect to present and past debt;

•	capacity rules that include a debt service to gross monthly income ratio test and a monthly loan payment to gross monthly income ratio test; and

•	a loan to value ratio test taking into account the market value of the financed vehicle.

The Bank uses an empirically based credit scoring process (the FICO® credit scoring system described below) that uses credit scores provided by credit bureaus to objectively assess an applicant’s creditworthiness. Through credit scoring, the Bank evaluates credit profiles to quantify credit risk. The credit scoring process uses statistics to correlate common characteristics with credit risk. The Bank’s standards are periodically reviewed and updated, if necessary. The Bank’s standards are intended to provide a basis for lending decisions.

A FICO® score is a credit score derived from a scoring system created by the Fair Isaac Company. A FICO® score is used to evaluate creditworthiness on the basis of, among other things, information that a credit bureau keeps about the applicant for credit and the debt level of the applicant. Because the FICO® score depends on the information gathered by a credit bureau, it is possible that the FICO® score for a person will vary depending upon which credit bureau is used.

Exceptions to the Underwriting Criteria

The Bank can approve applications that do not meet its standard credit guidelines. Generally, those approvals require approval of a designated credit underwriter or credit manager of the Bank. Applications that do not comply with all the Bank’s guidelines must have compensating factors, such as an established deposit relationship with the Bank or a positive credit history with the Bank, which indicate a strong capacity to repay the loan.

Total Loan Amount

The total loan amount financed by the Bank under any motor vehicle loan is subject to the maximum approved loan amount determined by the credit strategy. The total loan amount financed is often less than the maximum approved loan amount. The maximum approved loan amount is dependent on several factors including, but not limited to credit worthiness, current debt obligations, length of the motor vehicle loan term, and gross income. These factors are considered to assure the financed vehicle constitutes adequate collateral to secure the motor vehicle loan. The total loan amount may also include the cost of additional options, taxes and title and license fees.

Credit Monitoring

Periodically, the Bank makes a detailed analysis of its portfolio and originations to evaluate the effectiveness of the Bank’s credit guidelines and scoring process. If Key Performance Indicators perform beyond established limits (influenced by external economic factors, credit delinquencies or credit losses change), the Bank may adjust its credit guidelines to maintain the asset quality deemed acceptable by the Bank’s management. The Bank reviews, on a regular basis, the quality of its motor vehicle loans by examining certain randomly selected motor vehicle loans to ensure compliance with established policies and procedures.

Insurance

Each motor vehicle loan requires the obligor to obtain physical damage insurance for the financed vehicle. The Bank does not monitor the obligor’s compliance with such requirement. Most obligors obtain the required physical damage insurance from USAA or an affiliate thereof.

Collection Procedures

General practices listed are subject to individual state laws and regulations. The Bank performs collection activities with respect to delinquent motor vehicle loans including the prompt investigation and evaluation of the causes of any delinquency. An obligor is considered delinquent when the obligor makes any payment that is less than 100% of a scheduled payment.

The Bank maintains an on-line collection system for use in collection efforts. The collection system provides relevant obligor information (for example, current addresses, phone numbers and loan information) and records of all contact of the Bank with obligors. The system also records an obligor’s promise to pay, affords supervisors the ability to review collection personnel activity and modify priorities with respect to obligor contacts and provides reports concerning motor vehicle loan delinquencies. The Bank initiates telephone contact with the obligor on day 1 for high risk, day 7 for medium risk and day 10 for low risk. The level of risk on the loan is determined by a combination of internal scores and FICO® scores. Generally, after a motor vehicle loan continues to be delinquent for thirty (30) days, the Bank sends a demand letter. After 50 days of delinquency, the Bank sends a right to cure letter requesting the past due amount for any loans with balances greater than $1,500. Generally, the Bank initiates repossession procedures after a motor vehicle loan is delinquent for seventy-two (72) days. Repossession action may occur without regard to the length of existence of payment delinquency if (1) a motor vehicle loan is deemed uncollectible, (2) the financed vehicle is deemed by Bank collection personnel to be in danger of being damaged, destroyed or made unavailable for repossession, or (3) the obligor voluntarily surrenders the financed vehicle. Repossessions are conducted by third parties engaged in the business of repossessing vehicles for secured parties. After repossession, the obligor generally has an additional 10 to 21 days to redeem or reinstate the financed vehicle based on state law before the financed vehicle is resold at auction.

Losses may occur in connection with delinquent motor vehicle loans and can arise in several ways, including inability to locate the financed vehicle or the obligor, or because of a discharge of the obligor in a bankruptcy proceeding. The current policy of the Bank is to recognize losses when it determines that the motor vehicle loan is uncollectible, or no later than the end of the month that the motor vehicle loan becomes one-hundred-twenty (120) days delinquent, whichever occurs first. Further, under the Bank’s current policy, to the extent a motor vehicle loan suffers a total loss, through accident or other insured loss, and the remaining balance of the motor vehicle loan exceeds the insurance proceeds, the remaining balance is considered uncollectible at the time the Bank receives payment of the insurance proceeds with respect to the motor vehicle loan. The Bank is the beneficiary under a contractual liability insurance policy issued by an affiliate of the Bank which insures against losses of such amounts. To the extent the Bank draws on this insurance policy for the remaining balance of the motor vehicle loan, such amount will be deposited into the issuing entity’s collection account.

Upon repossession and sale of the financed vehicle, the Bank pursues any deficiency remaining to the extent deemed practical by the Bank and as permitted by law. The loss recognition and collection policies and practices of the Bank may change over time in accordance with the Bank’s business judgment.

The Bank offers certain obligors credit-related extensions. Generally, these extensions are offered only when:

•	the extension will result in the obligor’s payments being brought current;

•	the number of credit-related extensions granted on the motor vehicle loan will be limited to one per twelve-month period; and

•

no more than two credit-related extensions will be granted on the motor vehicle loan in any five-year period, and the total credit-related extensions granted on the motor vehicle loan generally will not exceed four months in the aggregate in such five year period. Motor vehicle loans are generally not eligible for modifications.

Any deviation from this policy requires the concurrence of the Bank’s collection manager and collection officer. See “Description of the Receivables Transfer and Servicing Agreements—Servicing Procedures” for certain additional conditions on credit-related extensions which must be satisfied with respect to receivables owned by the issuing entity.

The Bank may also offer certain obligors payment extensions on receivables that are not delinquent. To qualify for such a payment extension, an account must satisfy certain criteria which are designed to preserve the quality of the loan portfolio in the Bank’s judgment. Any extension may extend the maturity of the applicable receivable beyond its original term to maturity and increase the weighted average life of the receivables.

The Bank may, from time to time, review its portfolio of motor vehicle loans and offer certain obligors with consistent payment experience reduced contract rates on their receivables either for a specified number of payment dates or for the remaining term to maturity of such receivable. Any such reduction will not affect the original amount financed under such receivable. If so specified in this prospectus, the Bank may take such actions with respect to receivables owned by the issuing entity.

THE RECEIVABLES POOL

The issuing entity will own a pool of receivables consisting of retail motor vehicle installment loans secured by security interests in the motor vehicles financed by those loans. The pool will consist of the receivables selected from the Bank’s portfolio of installment loans for new and used vehicles, in each case meeting the criteria described below, which the Bank transfers to the depositor and the depositor transfers to the issuing entity on the closing date. No selection procedures believed by the Bank to be adverse to the noteholders were utilized in selecting the receivables. The issuing entity will be entitled to receive all payments on the receivables which are made [on or] after the Cut-off Date. Approximately [●]% of the receivables in the pool described in this prospectus (by aggregate principal balance as of the Cut-off Date) are evidenced by electronic contracts.

[Approximately [●]% of the receivables in the pool described in this prospectus (by aggregate principal balance as of the Cut-off Date) were originated pursuant to the Bank’s TrueCar program. Under the Bank’s TrueCar program, the interest rate for a receivable of a qualifying obligor is reduced between 0.25% and 1.00%. For loans made pursuant to the Bank’s TrueCar program prior to [●] 20[●], such receivables were not re-amortized following the application of the discounted interest rate, which resulted in either a reduction in the total number of payments due over the life of the receivable or a reduction in the amount of the final payment due under the terms of the receivable. Beginning in [●] 20[●], receivables originated pursuant to the Bank’s TrueCar program were re-amortized following the application of the discounted interest rate. The data regarding the distribution of the receivables in the pool described in this prospectus under “—Pool Stratifications” below and the information presented with respect to the weighted average lives of the notes under “Maturity and Prepayment Considerations—Weighted Average Lives of the Notes” reflects any applicable discounted interest rate for and reduced term to maturity of each receivable originated pursuant to the Bank’s TrueCar program.]

[The characteristics set forth in this section are based on the receivables in the [statistical] pool described in this prospectus as of the [initial][statistical] Cut-off Date. [The statistical pool consists of a portion of the receivables owned by the Bank that met the criteria below as of the statistical Cut-off Date. The receivables pool will be selected from (i) the [statistical] pool [and from (ii) receivables originated after the statistical Cut-off Date] [and from (iii) receivables originated prior to the statistical Cut-off Date but which were not included in the statistical pool because of their failure to meet the eligibility criteria described in this section as of the statistical Cut-off Date] [and which, in each case, satisfy the eligibility criteria as the actual Cut-off Date]. The characteristics of the receivables sold to the issuing entity on the closing date as of the Cut-off Date may vary somewhat from the characteristics of the receivables in the statistical pool described in this prospectus as of the statistical Cut-off Date and illustrated in the tables below, but any variance between the characteristics of the receivables in the statistical pool described in this prospectus and the receivables sold to the issuing entity on the closing date will not be material.]

Simple Interest Receivables

Each of the receivables included in the receivables pool provides for the application of payments on the simple interest method. If an obligor on a simple interest receivable pays a fixed monthly installment before its scheduled due date—

•	the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled; and

•	the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater.

Conversely, if an obligor pays a fixed monthly installment after its scheduled due date—

•	the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled; and

•	the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less.

In either case, the obligor pays a fixed monthly installment until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding principal balance. If a simple interest receivable is prepaid, the obligor is required to pay interest only to the date of prepayment.

Criteria Applicable to Selection of Receivables

The receivables sold to the issuing entity on the closing date will be selected from the Bank’s portfolio for inclusion in the pool by several criteria. These criteria include the requirement that each receivable has the following individual characteristics as of the Cut-off Date:

•	has a remaining term to maturity of not less than [●] month[s];

•	had an original term to maturity of not more than [●] months;

•

provided, at origination, for level periodic payments (except for the first or last payment, which may be different but no more than three times the amount of each such level periodic payment) over its original term;

•	is secured by a new or used automobile or light-duty truck;

•	has not been identified in the records of the servicer as being the subject of any pending bankruptcy or insolvency proceeding;

•	has no payment more than [30] days past due;

•	is a simple interest loan;

•	was originated in the United States;

•	contains provisions that permit the repossession and sale of the financed vehicle upon a default under the receivable by the related obligor;

•	the obligor on the receivable has a FICO® score of no less than [●];

•	the financed vehicle related to the receivable is a model year [●] or newer;

•	the scheduled maturity date is on or before [●];

•	had an outstanding principal balance of greater than or equal to $[●]; [and]

•	has a Contract Rate of no less than [●]%.

[Additional receivables sold by the depositor to the issuing entity during the [revolving period] [pre-funding period] must meet substantially similar criteria. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics of the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change if additional receivables are purchased by the issuing entity during the [revolving period] [pre-funding period]. See “Risk Factors—Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.”] [Insert any additional requirements for receivables that may be added to the pool during the revolving period or pre-funding period in accordance with Item 1103(a)(5)(vi) of Regulation AB.]

[The characteristics of the subsequent receivables to be sold to the issuing entity on each Funding Date as of the applicable subsequent Cut-off Date may vary somewhat from the characteristics of the receivables in the [statistical] pool described in this prospectus as of the Cut-off Date and illustrated in the tables below, but any variance between the characteristics of the receivables in the [statistical] pool described in this prospectus and the subsequent receivables to be sold to the issuing entity on each Funding Date will not be material.]

[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]

[The additional receivables sold to the issuing entity during the revolving period will be selected from the Bank’s portfolio based on several criteria. These criteria include the requirements that each additional receivable:

•	is secured by a new or used automobile or light-duty truck;

•	is a simple interest receivable;

•	was originated in the United States;

•	provides for level monthly payments which may vary from one another by no more than $[ ];

•	[was or will be originated or acquired by the Bank in the ordinary course of business;]

•

has an original term of [●] to [●] months, provided that following the addition of all additional receivables on each subsequent Cut-off Date, the sum of the amount financed of all additional receivables as of the applicable Cut-off Date sold to the issuing entity with an original term in excess of months may not exceed [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity, between [●] and months may not exceed [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity and less than or equal to [●] months must be greater than or equal to [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity;

•	was not more than [30] days past due;

•	has a remaining term as of its subsequent Cut-off Date of not less than [●] months; and

•	at least one payment has been made.

Following the addition of the additional receivables on each subsequent Cut-off Date:

•

[the sum of the amount financed of all additional receivables as of the applicable Cut-off Date sold to the issuing entity secured by used vehicles may not exceed [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•	[the Weighted Average FICO® score related to the obligor on all additional receivables as of the applicable Cut-off Date sold to the issuing entity is at least [●];]

•	the percentage of all additional receivables without a FICO® score or those related to business obligors as of the applicable Cut-off Date sold to the issuing entity does not exceed [●]%;

•	[the percentage of all additional receivables with a FICO® score less than as of the applicable Cut-off Date sold to the issuing entity does not exceed [●]%;]

•	[the Weighted Average Loan-to-Value Ratio of all additional receivables as of the applicable Cut-off Date sold to the issuing entity is at most [●];] and

•	[the weighted average rate of all additional receivables as of the applicable Cut-off Date sold to the issuing entity is at least [●]%].

The additional receivables will be selected from the Bank’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by the Bank from time to time. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables, but there will not be any independent verification of the depositor’s determination that subsequent receivables satisfy the above criteria. After the funding period ends, to the extent required by applicable rules under the Exchange Act, we will file a report on Form 10-D with the SEC that gives the required information in respect of the final pool of receivables for the issuing entity.]

Exceptions to Underwriting Criteria

Receivables originated under the Bank’s underwriting guidelines are approved based on either (i) an automated process based on the Bank’s underwriting policy, (ii) a credit underwriter applying the same criteria and standards used in the automated process or (iii) the authority of a credit underwriter.

As described under “The Bank’s Portfolio of Motor Vehicle Loans–Underwriting of Motor Vehicle Loans” in this prospectus, each applicant will initially be evaluated through an automated process. The Bank’s underwriting policy takes into account multiple factors, including, but not limited to, the stability of the applicant with specific regard to the applicant’s length of employment, the applicant’s debt-to-income ratio, the applicant’s payment-to-income ratio and a loan-to-value ratio test taking into account the age, type and market value of the financed vehicle. If an applicant is not approved through the automated process, an underwriter then performs a judgmental review using the same criteria and standards used in the automated review.

[Additionally, certain credit underwriters have limited ability to approve exceptions to the standard underwriting policies. As of the cut-off date, [●] receivables, having an aggregate principal balance of $[●], (approximately [●]% of the principal balance of receivables in the pool), were approved with one or more exceptions by the decision of a credit underwriter with the appropriate authority. With respect to the receivables in the pool that were exceptions approved by credit underwriters, as of the cut-off date, (i) [●] receivables (approximately [●]% of the principal balance of receivables in the pool) had exceptions relating to credit score; (ii) [●] receivables (approximately [●]% of the principal balance of receivables in the pool) had exceptions relating to the applicant’s debt-to-income ratio; (iii) [●] receivables (approximately [●]% of the principal balance of receivables in the pool) had exceptions relating to payment-to-income ratio; and (iv) [●] receivables (approximately [●]% of the principal balance of receivables in the pool) had exceptions relating to loan-to-value ratio.]

[None of the receivables in the pool were originated with exceptions to the Bank’s written underwriting guidelines.]

[The Bank elected to include receivables with exceptions to the underwriting criteria in the receivables pool because historically the Bank has not excluded receivables with exceptions from its auto securitization program. In addition, the information relating to delinquency, repossession and credit loss experience set forth in “The Receivables Pool – The Bank’s Delinquency, Loan Loss and Recovery Information” is reflective of the Bank’s total managed portfolio of motor vehicles receivables, including receivables approved as exceptions to the underwriting criteria.]

[None of the receivables in the pool were originated with exceptions to the Bank’s written underwriting guidelines.]

Asset-Level Information

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date and related documents (the “asset-level data”) on exhibits to a Form ABS-EE that was filed by the issuing entity by the filing date of this prospectus, which are hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related Financed Vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as exhibits to the monthly distribution reports filed with the SEC on Form 10-D and Form ABS-EE.

Pool Stratifications

[If the aggregate principal amount issued is $[●], the][The] composition of the receivables in the pool described in this prospectus as of the [initial] Cut-off Date is as follows (all weighted averages are based on the aggregate principal balance):

Aggregate Principal Balance	$[●]
Number of Receivables	[●]
Principal Balance
Average	$[●]
Range	$[●] to $[●]
Original Amount Financed
Average	$[●]
Range	$[●] to $[●]
Weighted Average Contract Rate	[●]%
Range	[●]% to [●]%
Weighted Average Original Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average Remaining Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average FICO® score*	[●]
Range*	[●] to [●]
Percentage of Aggregate Principal Balance of Receivables with no FICO® score	[●]%
Percentages of Aggregate Principal Balance of Receivables for New/Used Vehicles	[●]% / [●]%

*

Weighted average FICO® score and the range of FICO® scores are calculated excluding accounts for which we do not have a FICO® score. FICO® scores are reported on a monthly basis and presented as updated before the Cut-off Date. We describe FICO® scores in the prospectus under “The Bank’s Portfolio of Motor Vehicle Loans—Underwriting of Motor Vehicle Loans.”

[If the aggregate principal amount issued is $[●], the composition of the receivables in the pool described in this prospectus as of the [initial] Cut-off Date is as follows (all weighted averages are based on the aggregate principal balance):

Aggregate Principal Balance	$[●]
Number of Receivables	[●]
Principal Balance
Average	$[●]
Range	$[●] to $[●]
Original Amount Financed
Average	$[●]
Range	$[●] to $[●]
Weighted Average Contract Rate	[●]%
Range	[●]% to [●]%
Weighted Average Original Term to Maturity	[●] months
Range	[●] months to [●] months

Weighted Average Remaining Term to Maturity	[●] months
Range	[●] months to [●] months
Weighted Average FICO® score*	[●]
Range*	[●] to [●]
Percentage of Aggregate Principal Balance of Receivables with no FICO® score	[●]%
Percentages of Aggregate Principal Balance of Receivables for New/Used Vehicles	[●]% / [●]%

*

Weighted average FICO® score and the range of FICO® scores are calculated excluding accounts for which we do not have a FICO® score. FICO® scores are reported on a monthly basis and presented as updated before the Cut-off Date. We describe FICO® scores in the prospectus under “The Bank’s Portfolio of Motor Vehicle Loans—Underwriting of Motor Vehicle Loans.”]

The distribution by FICO® score, distribution by original term to maturity, distribution by remaining term to maturity, distribution by principal balance, distribution by contract rate and geographic distribution of the receivables in the pool described in this prospectus as of the Cut-off Date are set forth in the following tables.

Distribution by FICO® Score

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] distribution by FICO® Score of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Range of FICO® Scores	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(1) (2)
Not available	[●]	[●]	[●]
Less than 600	[●]	[●]	[●]
600 – 624	[●]	[●]	[●]
625 – 649	[●]	[●]	[●]
650 – 674	[●]	[●]	[●]
675 – 699	[●]	[●]	[●]
700 – 724	[●]	[●]	[●]
Equal to or greater than 725	[●]	[●]	[●]

Total	[●]	[●]	100.00%

(1)	FICO® scores are reported on a monthly basis and presented as updated before the Cut-off Date.
(2)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the distribution by FICO® Score of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Range of FICO® Scores	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(1) (2)
Not available	[●]	[●]	[●]
Less than 600	[●]	[●]	[●]
600 – 624	[●]	[●]	[●]
625 – 649	[●]	[●]	[●]
650 – 674	[●]	[●]	[●]
675 – 699	[●]	[●]	[●]
700 – 724	[●]	[●]	[●]
Equal to or greater than 725	[●]	[●]	[●]

Total	[●]	[●]	100.00%

(1)	FICO® scores are reported on a monthly basis and presented as updated before the Cut-off Date.
(2)	May not add to 100.00% due to rounding.

Distribution by Original Term to Maturity

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] distribution by original term to maturity of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Range of Original Terms to Maturity (months)(1)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(2)
1 – 12	[●]	[●]	[●]
13 – 24	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]
61 – 72	[●]	[●]	[●]
73 – 84	[●]	[●]	[●]

Total	[●]	[●]	100.00%

[(1)

The original term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the original term to maturity is calculated for the securitized pool and how original term to maturity is required to be calculated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the distribution by original term to maturity of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Range of Original Terms to Maturity (months)(1)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(2)
1 – 12	[●]	[●]	[●]
13 – 24	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]
61 – 72	[●]	[●]	[●]
73 – 84	[●]	[●]	[●]

Total	[●]	[●]	100.00%

[(1)

The original term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the original term to maturity is calculated for the securitized pool and how original term to maturity is required to be calculated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

Distribution by Remaining Term to Maturity

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] distribution by remaining term to maturity of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Range of Remaining Terms to Maturity (months)(1)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(2)
1 – 12	[●]	[●]	[●]
13 – 24	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]
61 – 72	[●]	[●]	[●]
73 – 84	[●]	[●]	[●]

Total	[●]	[●]	100.00%

[(1)

The remaining term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the remaining term to maturity is calculated for the securitized pool and how remaining term to maturity is required to be calculated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the distribution by remaining term to maturity of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Range of Remaining Terms to Maturity (months)(1)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(2)
1 – 12	[●]	[●]	[●]
13 – 24	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]
61 – 72	[●]	[●]	[●]
73 – 84	[●]	[●]	[●]

Total	[●]	[●]	100.00%

[(1)

The remaining term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the remaining term to maturity is calculated for the securitized pool and how remaining term to maturity is required to be calculated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

Distribution by Principal Balance

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] distribution by principal balance of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Range of Principal Balances ($)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(1)
Equal to or less than 15,000	[●]	[●]	[●]
15,000.01 – 30,000	[●]	[●]	[●]
30,000.01 – 45,000	[●]	[●]	[●]
45,000.01 – 60,000	[●]	[●]	[●]
Equal to or greater than 60,000.01	[●]	[●]	[●]

Total	[●]	[●]	100.00%

(1)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the distribution by principal balance of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Range of Principal Balances ($)	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance(1)
Equal to or less than 15,000	[●]	[●]	[●]
15,000.01 – 30,000	[●]	[●]	[●]
30,000.01 – 45,000	[●]	[●]	[●]
45,000.01 – 60,000	[●]	[●]	[●]
Equal to or greater than 60,000.01	[●]	[●]	[●]

Total	[●]	[●]	100.00%

(1)	May not add to 100.00% due to rounding.

Distribution by Contract Rate

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] distribution by contract rate of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Range of Contract Rates	Number of Receivables		Aggregate Principal Balance		Percentage of Aggregate Principal Balance(1)
Equal to or less than 2.00%	[	●]	[	●]	[●]
2.01% – 2.50%	[	●]	[	●]	[●]
2.51% – 3.00%	[	●]	[	●]	[●]
3.01% – 3.50%	[	●]	[	●]	[●]
3.51% – 4.00%	[	●]	[	●]	[●]
4.01% – 4.50%	[	●]	[	●]	[●]
4.51% – 5.00%	[	●]	[	●]	[●]
5.01% – 5.50%	[	●]	[	●]	[●]
5.51% – 6.00%	[	●]	[	●]	[●]
6.01% – 6.50%	[	●]	[	●]	[●]
6.51% – 7.00%	[	●]	[	●]	[●]
7.01% – 7.50%	[	●]	[	●]	[●]
7.51% – 8.00%	[	●]	[	●]	[●]
8.01% – 8.50%	[	●]	[	●]	[●]
8.51% – 9.00%	[	●]	[	●]	[●]
9.01% – 9.50%	[	●]	[	●]	[●]
9.51% – 10.00%	[	●]	[	●]	[●]
10.01% – 10.50%	[	●]	[	●]	[●]
10.51% – 11.00%	[	●]	[	●]	[●]
11.01% – 11.50%	[	●]	[	●]	[●]
11.51% – 12.00%	[	●]	[	●]	[●]
12.01% – 12.50%	[	●]	[	●]	[●]
12.51% – 13.00%	[	●]	[	●]	[●]
13.01% – 13.50%	[	●]	[	●]	[●]
13.51% – 14.00%	[	●]	[	●]	[●]
14.01% – 14.50%	[	●]	[	●]	[●]
14.51% – 15.00%	[	●]	[	●]	[●]
15.01% – 15.50%	[	●]	[	●]	[●]
15.51% – 16.00%	[	●]	[	●]	[●]
16.01% – 16.50%	[	●]	[	●]	[●]
16.51% – 17.00%	[	●]	[	●]	[●]
Equal to or greater than 17.01%	[	●]	[	●]	[●]

Total	[●]		[●]		100.00%

(1)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the distribution by contract rate of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Range of Contract Rates	Number of Receivables		Aggregate Principal Balance		Percentage of Aggregate Principal Balance(1)
Equal to or less than 2.00%	[	●]	[	●]	[●]
2.01% – 2.50%	[	●]	[	●]	[●]
2.51% – 3.00%	[	●]	[	●]	[●]
3.01% – 3.50%	[	●]	[	●]	[●]
3.51% – 4.00%	[	●]	[	●]	[●]
4.01% – 4.50%	[	●]	[	●]	[●]
4.51% – 5.00%	[	●]	[	●]	[●]
5.01% – 5.50%	[	●]	[	●]	[●]
5.51% – 6.00%	[	●]	[	●]	[●]
6.01% – 6.50%	[	●]	[	●]	[●]
6.51% – 7.00%	[	●]	[	●]	[●]
7.01% – 7.50%	[	●]	[	●]	[●]
7.51% – 8.00%	[	●]	[	●]	[●]
8.01% – 8.50%	[	●]	[	●]	[●]
8.51% – 9.00%	[	●]	[	●]	[●]
9.01% – 9.50%	[	●]	[	●]	[●]
9.51% – 10.00%	[	●]	[	●]	[●]
10.01% – 10.50%	[	●]	[	●]	[●]
10.51% – 11.00%	[	●]	[	●]	[●]
11.01% – 11.50%	[	●]	[	●]	[●]
11.51% – 12.00%	[	●]	[	●]	[●]
12.01% – 12.50%	[	●]	[	●]	[●]
12.51% – 13.00%	[	●]	[	●]	[●]
13.01% – 13.50%	[	●]	[	●]	[●]
13.51% – 14.00%	[	●]	[	●]	[●]
14.01% – 14.50%	[	●]	[	●]	[●]
14.51% – 15.00%	[	●]	[	●]	[●]
15.01% – 15.50%	[	●]	[	●]	[●]
15.51% – 16.00%	[	●]	[	●]	[●]
16.01% – 16.50%	[	●]	[	●]	[●]
16.51% – 17.00%	[	●]	[	●]	[●]
Equal to or greater than 17.01%	[	●]	[	●]	[●]

Total	[●]		[●]		100.00%

(1)	May not add to 100.00% due to rounding.

Geographic Distribution

of the Receivables in the Pool as of the [Initial] [Statistical] Cut-off Date

[If the aggregate principal amount issued is $[●], the][The] geographic distribution of the receivables in the pool as of the [initial] cut-off Date will be as follows:

Geographic Distribution(1)	Number of Receivables		Aggregate Principal Balance		Percentage of Aggregate Principal Balance(2)
Alabama	[	●]	[	●]	[●]
Alaska	[	●]	[	●]	[●]
Arizona	[	●]	[	●]	[●]
Arkansas	[	●]	[	●]	[●]
California	[	●]	[	●]	[●]
Colorado	[	●]	[	●]	[●]
Connecticut	[	●]	[	●]	[●]
Delaware	[	●]	[	●]	[●]
District of Columbia.	[	●]	[	●]	[●]
Florida	[	●]	[	●]	[●]
Georgia	[	●]	[	●]	[●]
Hawaii	[	●]	[	●]	[●]
Idaho	[	●]	[	●]	[●]
Illinois	[	●]	[	●]	[●]
Indiana	[	●]	[	●]	[●]
Iowa	[	●]	[	●]	[●]
Kansas	[	●]	[	●]	[●]
Kentucky	[	●]	[	●]	[●]
Louisiana	[	●]	[	●]	[●]
Maine	[	●]	[	●]	[●]
Maryland	[	●]	[	●]	[●]
Massachusetts	[	●]	[	●]	[●]
Michigan	[	●]	[	●]	[●]
Minnesota	[	●]	[	●]	[●]
Mississippi	[	●]	[	●]	[●]
Missouri	[	●]	[	●]	[●]
Montana	[	●]	[	●]	[●]
Nebraska	[	●]	[	●]	[●]
Nevada	[	●]	[	●]	[●]
New Hampshire	[	●]	[	●]	[●]
New Jersey	[	●]	[	●]	[●]
New Mexico	[	●]	[	●]	[●]
New York	[	●]	[	●]	[●]
North Carolina	[	●]	[	●]	[●]
North Dakota	[	●]	[	●]	[●]
Ohio	[	●]	[	●]	[●]
Oklahoma	[	●]	[	●]	[●]
Oregon	[	●]	[	●]	[●]
Pennsylvania	[	●]	[	●]	[●]
Rhode Island	[	●]	[	●]	[●]
South Carolina	[	●]	[	●]	[●]
South Dakota	[	●]	[	●]	[●]
Tennessee	[	●]	[	●]	[●]
Texas	[	●]	[	●]	[●]
Utah	[	●]	[	●]	[●]
Vermont	[	●]	[	●]	[●]
Virginia	[	●]	[	●]	[●]
Washington	[	●]	[	●]	[●]
West Virginia	[	●]	[	●]	[●]
Wisconsin	[	●]	[	●]	[●]
Wyoming	[	●]	[	●]	[●]

Total	[	●]	[	●]	100.00%

(1)

Based on the billing addresses of the obligors of the receivables as of the Cut-off Date. [The billing address of the obligor may differ from the asset-level data included as an Exhibit to Form ABS-EE due to differences in how the billing address of the obligor is populated for the securitized pool and how geographic location is required to be populated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

[If the aggregate principal amount issued is $[●], the geographic distribution of the receivables in the pool as of the [initial] cut-off Date will be as follows:]

Geographic Distribution(1)	Number of Receivables		Aggregate Principal Balance		Percentage of Aggregate Principal Balance(2)
Alabama	[	●]	[	●]	[●]
Alaska	[	●]	[	●]	[●]
Arizona	[	●]	[	●]	[●]
Arkansas	[	●]	[	●]	[●]
California	[	●]	[	●]	[●]
Colorado	[	●]	[	●]	[●]
Connecticut	[	●]	[	●]	[●]
Delaware	[	●]	[	●]	[●]
District of Columbia.	[	●]	[	●]	[●]
Florida	[	●]	[	●]	[●]
Georgia	[	●]	[	●]	[●]
Hawaii	[	●]	[	●]	[●]
Idaho	[	●]	[	●]	[●]
Illinois	[	●]	[	●]	[●]
Indiana	[	●]	[	●]	[●]
Iowa	[	●]	[	●]	[●]
Kansas	[	●]	[	●]	[●]
Kentucky	[	●]	[	●]	[●]
Louisiana	[	●]	[	●]	[●]
Maine	[	●]	[	●]	[●]
Maryland	[	●]	[	●]	[●]
Massachusetts	[	●]	[	●]	[●]
Michigan	[	●]	[	●]	[●]
Minnesota	[	●]	[	●]	[●]
Mississippi	[	●]	[	●]	[●]
Missouri	[	●]	[	●]	[●]
Montana	[	●]	[	●]	[●]
Nebraska	[	●]	[	●]	[●]
Nevada	[	●]	[	●]	[●]
New Hampshire	[	●]	[	●]	[●]
New Jersey	[	●]	[	●]	[●]
New Mexico	[	●]	[	●]	[●]
New York	[	●]	[	●]	[●]
North Carolina	[	●]	[	●]	[●]
North Dakota	[	●]	[	●]	[●]
Ohio	[	●]	[	●]	[●]
Oklahoma	[	●]	[	●]	[●]
Oregon	[	●]	[	●]	[●]
Pennsylvania	[	●]	[	●]	[●]
Rhode Island	[	●]	[	●]	[●]
South Carolina	[	●]	[	●]	[●]
South Dakota	[	●]	[	●]	[●]
Tennessee	[	●]	[	●]	[●]
Texas	[	●]	[	●]	[●]
Utah	[	●]	[	●]	[●]
Vermont	[	●]	[	●]	[●]
Virginia	[	●]	[	●]	[●]
Washington	[	●]	[	●]	[●]
West Virginia	[	●]	[	●]	[●]
Wisconsin	[	●]	[	●]	[●]
Wyoming	[	●]	[	●]	[●]

Total	[	●]	[	●]	100.00%

(1)

Based on the billing addresses of the obligors of the receivables as of the Cut-off Date. [The billing address of the obligor may differ from the asset-level data included as an Exhibit to Form ABS-EE due to differences in how the billing address of the obligor is populated for the securitized pool and how geographic location is required to be populated for asset-level data.]

(2)	May not add to 100.00% due to rounding.

[Insert description of any economic or other factors specific to that concentration that may materially impact the receivables or transaction cash flows.]

The Bank’s Delinquency, Loan Loss and Recovery Information

The following tables set forth information with respect to the Bank’s experience relating to delinquencies, loan losses and recoveries for each of the periods shown for the portfolio of motor vehicle loans originated and serviced by the Bank (including loans sold but still serviced by the Bank).

Delinquency Experience

	At [●]										At December 31,
	20[●]					20[●]					20[●]					20[●]					20[●]					20[●]					20[●]
	Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans		Dollars (in 000’s)			Number of Loans
Outstandings	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]
30-59 days Delinquent	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]
60-89 days Delinquent	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]
90-119 days Delinquent	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]
Total Delinquencies 30+ days(1)(2)	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]	$	[	●]	[	●]
Total Delinquencies 30+ days(%)(3)		[	●]%	[	●]%		[	●]%	[	●]%		[	●]%	[	●]%		[	●]%	[	●]%		[	●]%	[	●]%		[	●]%	[	●]%		[	●]%	[	●]%

(1)	Delinquencies include principal amounts only.
(2)	The period of delinquency is based on the number of days payments are contractually past due.
(3)	As a percentage of outstandings.

Loan Loss Experience

(Dollars in 000’s)

	[●] Months Ended [●]						Year Ended December 31,
	20[●]			20[●]			20[●]			20[●]			20[●]			20[●]			20[●]
Number of Loans(1)		[	●]		[	●]		[	●]		[	●]		[	●]		[	●]		[	●]
Period Ending Outstandings	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]
Average Outstandings(2)	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]
Number of Gross Charge-Offs		[	●]		[	●]		[	●]		[	●]		[	●]		[	●]		[	●]
Gross Charge-Offs(3)	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]
Gross Charge-Offs as a % of Period End Outstandings(3)		[	●]%(6)		[	●]%(6)		[	●]%		[	●]%		[	●]%		[	●]%		[	●]%
Gross Charge-Offs as a % of Average Outstandings(3)		[	●]%(6)		[	●]%(6)		[	●]%		[	●]%		[	●]%		[	●]%		[	●]%
Recoveries(4)	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]
Net Charge-Offs(5)	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]
Net Charge-Offs as a % of Period End Outstandings(5)		[	●]%(6)		[	●]%(6)		[	●]%		[	●]%		[	●]%		[	●]%		[	●]%
Net Charge-Offs as a % of Average Outstandings(5)		[	●]%(6)		[	●]%(6)		[	●]%		[	●]%		[	●]%		[	●]%		[	●]%

(1)	Number of loans as of period end.
(2)	Averages were computed by taking an average of daily outstandings for the loans owned by the Bank as well as loans sold and serviced by the Bank.
(3)	Amounts charged off represent the remaining principal balance.
(4)	Recoveries are not net of expenses and generally include amounts received with respect to loans previously charged off.
(5)	Net charge-offs means gross charge-offs minus recoveries of loans previously charged off.
(6)	[Percentages have been annualized for the [ ] months ended [ ] and are not necessarily indicative of the experience for the entire year.][Annualized.]

The data presented in the foregoing tables are for illustrative purposes only. “Outstandings” as used in the foregoing tables means the principal balance of all motor vehicle loans serviced by the Bank as of the specified date. Delinquency and loan loss experience may be influenced by a variety of economic, social and other factors. The mix of the credit quality of the obligors will vary from time to time and will affect losses and delinquencies. We cannot assure you that the loan loss and delinquency experience of the issuing entity will be similar to the loan loss and delinquency levels for the Bank’s entire portfolio as shown in the preceding tables, particularly during periods of economic disruption or downturn. [See “Risk Factors— Geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes”.

[FDIC Rule

This transaction is intended to comply with the FDIC Rule. For more information, see “Risk Factors—FDIC receivership or conservatorship of the Bank could result in delays in payments or losses on your notes” and “Some Important Legal Issues Relating to the Receivables—Certain Matters Relating to Insolvency.”

The FDIC Rule imposes a number of requirements on the issuing entity, the depositor, the sponsor and the servicer, and each such party will agree to facilitate compliance with these requirements by complying with its obligations in the FDIC Rule Covenant. The indenture will contain an FDIC Rule Covenant, which will require, among other things, that:

(1)	payment of principal and interest on the securitization obligations must be primarily based on the performance of the financial assets transferred to the issuing entity;

(2)

information describing the financial assets, obligations, capital structure, compensation of the relevant parties and historical performance data must be made available to the investors, including (i) information about the obligations and securitized financial assets in compliance with Regulation AB, (ii) information about the transaction structure, performance of the obligations, priority of payments, subordination features, representations and warranties regarding the financial assets, remedies, liquidity facilities, credit enhancement, waterfall triggers and policies governing delinquencies, servicer advances, loss mitigation and write-offs, (iii) information with respect to the credit performance of the obligations and financial assets on an ongoing basis, and (iv) the compensation paid to the Bank, rating agency, third-party advisor, broker and servicer and changes to such amounts paid, and the extent to which the risk of loss is retained by any of them;

(3)

the sponsor must retain an economic interest in a material portion (not less than five percent) of the credit risk of the financial assets, which threshold may be adjusted to comply with Section 941(b) of the Dodd-Frank Act when the final rule enacting such section becomes effective;

(4)

the obligations in the securitization cannot be predominantly sold to an affiliate (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor or to an affiliated broker-dealer who purchased such obligations with a view to promptly resell such obligations to persons or entities that are neither affiliates nor insiders of the sponsor in the ordinary course of such broker-dealers business) or insider of the sponsor;

(5)	the sponsor must identify in its financial asset data bases and otherwise account for the financial assets transferred as specified by the FDIC Rule; and

(6)	if the sponsor is acting as servicer, custodian or paying agent, the sponsor must not commingle collections for more than two business days.

Each noteholder and each certificateholder, by accepting a note or certificate, as applicable, will acknowledge and agree that the purpose of the FDIC Rule Covenant is to facilitate compliance with the FDIC Rule by the Bank, the depositor, the sponsor and the issuing entity, and that the provisions set forth in the FDIC Rule Covenant will have the effect and meanings that are appropriate under the FDIC Rule as such meanings change over time on the basis of evolving interpretations of the FDIC Rule.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool, including the initial asset-level data (as defined under “Asset-Level Information”), [as of the initial Cut-off Date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent Cut-off Date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, the Bank identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by the Bank’s senior management to ensure the accuracy of such descriptions. The Bank also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of the Bank’s finance team also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, the Bank also performed a review of the receivables in the pool [as of the initial Cut-off Date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent Cut-off

Date)] to confirm that those receivables satisfied the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of the Receivables.” The first aspect of that review tested the accuracy of the individual receivables data contained in the Bank’s data tape. The data tape is an electronic record maintained by the Bank, which includes certain attributes of the receivables. In addition, the depositor ensured that a random sample of [●] receivable files [relating to the initial receivables[and receivables with characteristics similar to the initial receivables]], [●][all] of which relate to the receivables in the receivables pool, was selected to compare certain data points such as APR, borrower state and original loan term that are shown on the data tape to the corresponding information in the applicable loan file. [Of the approximately [●] aggregate data points checked, discrepancies were noted in a total of [●] of the data points, which the depositor believes are immaterial differences between the loan file and the data tape. The depositor believes that these discrepancies do not indicate any systemic errors in the receivables data or other errors that could result in the Rule 193 Information not being accurate in all material respects.] A second aspect of the review of the receivables in the pool consisted of a comparison of the statistical information contained under “The Receivables Pool” and in the initial asset-level data to data in, or derived from, the data tape and in the initial asset-level data. Statistical information relating to the receivables in the pool was recalculated using the applicable information on the data tape. In addition to this review, the Bank performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus, including the initial asset-level data, is accurate in all material respects.

[For receivables sold the issuing entity during the [revolving period] [pre-funding period], the issuing entity will disclose on Form 10-D related to the end of the [revolving period] [pre-funding period] and on Form 10-D related to the last monthly period of the issuing entity’s fiscal year any subsequent receivables sold to the issuing entity after the initial Cut-off Date that constitute exceptions to the Bank’s underwriting criteria.]

Repurchases and Replacements

[No assets securitized by the Bank were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three year period ending [                ], 20[        ]]. [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by the Bank during the period from [                ], 20[        ] to [                ], 20[        ].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator	Receivables that Were Subject of Demand	Receivables That Were Repurchased or Replaced	Receivables Pending Repurchase or Replacement (within cure period)	Demand in Dispute	Demand Withdrawn	Demand Rejected
USAA Auto Owner Trust 20[ ]-[ ]		Originator 1	# $ %	# $ %	# $ %	# $ %	# $ %	# $ %	# $ %
USAA Auto Owner Trust 20[ ]-[ ]		Originator 2	# $ %	# $ %	# $ %	# $ %	# $ %	# $ %	# $ %

Please refer to the Form ABS-15G filed by the Bank on [                ], 20[        ] for additional information. The CIK number of the Bank is 0000908392.

STATIC POOL DATA

Appendix A to this prospectus (“Appendix A”) sets forth in tabular and graphical format static pool information regarding delinquencies, cumulative losses and prepayments for securitizations of retail motor vehicle receivables by the Bank during the last five years. We cannot assure you that the prepayment, loss or delinquency experience of the receivables sold to the issuing entity will be comparable to the historical prepayment, loss or delinquency experience of any of the other securitized pools sponsored by the Bank. In this regard, you should note how the characteristics of the receivables in those securitized pools differ from the characteristics of the issuing entity’s receivables. Such differences, along with the varying economic conditions to which those securitized pools were subject, may make it unlikely that the issuing entity’s receivables will perform in the same way that any of those pools have performed. Appendix A and all of the information therein is incorporated into, and deemed to be a part of, this prospectus and the registration statement to which this prospectus relates.

[If applicable, include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

The prepayment speed, monthly net cumulative losses and delinquencies presented in Appendix A reflect the amounts actually collected on the receivables held by the related issuing entities.

HOW YOU CAN COMPUTE YOUR PORTION OF THE AMOUNT OUTSTANDING ON THE NOTES

The servicer will provide to you in each report delivered to you a factor which you can use to compute your portion of the principal amount outstanding on the notes. The servicer will compute a separate factor for each class of notes. The factor for each class of notes will be a nine-digit decimal which the servicer will compute prior to each distribution with respect to such class of notes indicating the remaining outstanding principal amount of such class of notes, as of the applicable payment date. The servicer will compute the factor after giving effect to payments to be made on such payment date, as a fraction of the initial outstanding principal amount of such class of notes.

For each note you own, your portion of that class of notes is the product of:

•	the original denomination of your note; and

•	the factor relating to your class of notes computed by the servicer in the manner described above.

Each of the factors described above will initially be 1.000000000. They will then decline to reflect reductions in the outstanding principal amount of the applicable class of notes.

These amounts will be reduced over time as a result of scheduled payments, prepayments, repurchases of the receivables by the depositor or purchases of the receivables by the servicer and liquidations of the receivables.

MATURITY AND PREPAYMENT CONSIDERATIONS

The weighted average life of the notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payment may be in the form of scheduled amortization or prepayments. “Prepayments” for these purposes includes the following circumstances:

•	Prepayments by obligors, who may repay at any time without penalty.

•

The Bank may be required to repurchase a receivable from the issuing entity if certain breaches of representations and warranties occur and the interests of the issuing entity or the noteholders are materially and adversely affected by the breach.

•

The servicer may be obligated to purchase a receivable from the issuing entity if certain breaches of covenants occur or if the servicer extends or modifies the date of final payment of a receivable beyond the Collection Period preceding the final payment date for the notes specified in this prospectus or if the servicer reduces the contract rate or outstanding principal balance with respect to any receivable after the Cut-off Date other than as required by applicable law and the interests of the issuing entity or the noteholders are materially and adversely affected by the breach.

•	Partial prepayments, including those related to rebates of extended warranty contract costs and insurance premiums.

•	Liquidations of the receivables due to default.

•	Partial prepayments from proceeds from physical damage, credit life and disability insurance policies.

Also, the servicer may, in its discretion, offer certain obligors payment extensions in respect of receivables that are not delinquent. Any such extension may extend the maturity of the receivable beyond its original term to maturity and increase the weighted average life of the receivables.

In light of the above considerations, neither the Bank nor the depositor can assure you as to the amount of principal payments to be made on the notes on each payment date since that amount will depend, in part, on the amount of principal collected on the receivables during the applicable Collection Period. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by the noteholders.

In addition, no principal payments will be made:

•	on the Class A-2 Notes until the Class A-1 Notes have been paid in full;

•	on the Class A-3 Notes until the Class A-2 Notes have been paid in full;

•	on the Class A-4 Notes until the Class A-3 Notes have been paid in full; or

•	on the Class B Notes until the Class A-4 Notes have been paid in full.

However, if payment of the notes has been accelerated after an Event of Default, principal payments will be paid, first, to the holders of Class A-1 Notes until the Class A-1 Notes are paid in full, then pro rata based on the outstanding principal amount of the notes to the holders of the Class A-2[-A] Notes, [Class A-2-B Notes], Class A-3 Notes and Class A-4 Notes until paid in full and then to the holders of the Class B Notes until paid in full.

Since the rate of payment of principal on each class of notes depends on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of any class of notes could occur significantly earlier than the respective Final Scheduled Payment Dates.

Weighted Average Lives of the Notes

The following information is given solely to illustrate the effect of prepayments of the receivables on the weighted average lives of the notes under the stated assumptions and is not a prediction of the prepayment rate that might actually be experienced by the receivables.

Prepayments on motor vehicle receivables can be measured relative to a prepayment standard or model. The model used in this prospectus, the Absolute Prepayment Model (“ABS”), represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month. ABS does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets, including the receivables.

The rate of payment of principal on each class of notes will depend on the rate of payment (including prepayments) of the principal balance of the receivables. For this reason, final payment of any class of notes could occur significantly earlier than the respective Final Scheduled Payment Dates. The noteholders will exclusively bear any reinvestment risk associated with early payment of their notes.

The tables (the “ABS Tables”) captioned “Percent of Initial Note Principal Amount at Various ABS Percentages” have been prepared on the basis of the characteristics of the receivables. The ABS Tables assume that:

•	the receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases;

•	each scheduled monthly payment on the receivables is scheduled to be made and is made on the last day of each month and each month has 30 days;

•	payments on the notes are made on each payment date (and each payment date is assumed to be the [●] day of the applicable month whether or not that day is a Business Day);

•	there is no event resulting in the acceleration of the notes;

•	the initial principal amount issued of each class of notes is equal to the initial principal amount set forth on the front cover of this prospectus;

•	[the yield supplement account draw amounts are made as scheduled;]

•	the receivables have an initial aggregate principal balance of $[●];

•

interest accrues on the notes at the following per annum coupon rates: Class A-1 Notes, [●]%, Class A-2[-A] Notes, [[●], Class A-2-B Notes,] [●]%, Class A-3 Notes, [●]%, Class A-4 Notes, [●]% and Class B Notes, [●]%;

•

the servicing fee for any payment date will be an amount equal to the product of (i) one-twelfth [(or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the Cut-off Date to and including the last day of the first Collection Period and the denominator of which is 360)], (ii) [●]% and (iii) the net pool balance as of the first day of the related collection period (or, in the case of the first payment date, the Cut-off Date);

•	except as otherwise specified in the ABS Tables, the servicer (or its designee) does not exercise its option to purchase the receivables; [and]

•	the closing date is [●] [●], 20[●][.][;]

•	[the notes are issued on [●] [●], 20[●][.][;]]

•	[$[ ] will be deposited in the Pre-Funding Account on the closing date; [and]

•	[all of the funds in the Pre-Funding Account are used to purchase additional receivables.][; and]

•	[insert assumptions relating to revolving period.]

The ABS Tables indicate the projected weighted average lives of each class of notes and set forth the percent of the initial principal amount of each class of notes that is projected to be outstanding after each of the payment dates shown at various constant ABS percentages.

The ABS Tables also assume that the receivables have been aggregated into hypothetical pools with all of the receivables within each such pool having the following characteristics and that the level scheduled payment for each of the pools (which is based on its aggregate principal balance, Contract Rate, original term to maturity and remaining term to maturity as of the Cut-off Date) will be such that each pool will be fully amortized by the end of its remaining term to maturity. The pools have an assumed Cut-off Date of [●] [●], 20[●].

[If the aggregate principal amount issued is $[    ]:]

Pool	Aggregate Principal Balance			Weighted Average Contract Rate		Weighted Average Original Term to Maturity (in Months)		Weighted Average Remaining Term to Maturity (in Months)
1	$	[	●]	[	●]	[	●]	[	●]
2		[	●]	[	●]	[	●]	[	●]
3		[	●]	[	●]	[	●]	[	●]
4		[	●]	[	●]	[	●]	[	●]
5		[	●]	[	●]	[	●]	[	●]
6		[	●]	[	●]	[	●]	[	●]

Total	$	[	●]

[If the aggregate principal amount issued is $[    ]:]

Pool	Aggregate Principal Balance			Weighted Average Contract Rate		Weighted Average Original Term to Maturity (in Months)		Weighted Average Remaining Term to Maturity (in Months)
1	$	[	●]	[	●]	[	●]	[	●]
2		[	●]	[	●]	[	●]	[	●]
3		[	●]	[	●]	[	●]	[	●]
4		[	●]	[	●]	[	●]	[	●]
5		[	●]	[	●]	[	●]	[	●]
6		[	●]	[	●]	[	●]	[	●]

Total	$	[	●]

The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the ABS Tables. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the receivables will prepay at a constant level of ABS until maturity or that all of the receivables will prepay at the same level of ABS. Moreover, the diverse terms of receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Tables at the various constant percentages of ABS specified, even if the original and remaining terms to maturity of the receivables are as assumed. Any difference between such assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average lives of each class of notes.

Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-1 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-1 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]

Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-2[-A] [and A-2-B] Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-2[-A] [and A-2-B] Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]

Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-3 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-3 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]

Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-4 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)
[Earliest Optional Call Date]

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class A-4 Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)
[Earliest Optional Call Date]

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]

Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class B Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)
[Earliest Optional Call Date]

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percent of Initial Note Principal Amount at Various ABS Percentages

[(If the Aggregate Principal Amount Issued is $[    ])]

Class B Notes
Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date
Weighted Average Life (years) to Call(1) (2)
Weighted Average Life (years) to Maturity(1)
[Earliest Optional Call Date]

(1)

The weighted average life of a note is determined by (a) multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the related initial principal amount of the note.

(2)	This calculation assumes the servicer (or its designee) purchases the receivables on the earliest payment date on which it is permitted to do so.

This ABS Table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]

DESCRIPTION OF THE NOTES

General

The issuing entity will issue the notes under the indenture to be dated as of the closing date, between the issuing entity and [●], as indenture trustee, a form of which has been filed as an exhibit to the registration statement. We will file a copy of the indenture in its execution form with the SEC concurrently with or prior to the time we file this prospectus with the SEC. We summarize below some of the most important terms of the notes. This summary is not a complete description of all the provisions of the notes. The following summary supplements the description of the general terms and provisions of the notes of the issuing entity and the indenture set forth under the heading “The Indenture.”

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

All payments required to be made on the notes will be made monthly on each payment date, which will be the [●] day of each month or, if that day is not a Business Day, then the next Business Day beginning [                ][●], 20[●].

For each class of book-entry notes, the “record date” for each payment date or redemption date is the close of business on the Business Day immediately preceding that payment date. For notes issued as definitive notes, the record date for any payment date or redemption date is the close of business on the last Business Day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “note owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial note balance, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “Application of Available Funds—Priority of Distributions.”

Delivery of Notes

The notes will be issued in the minimum denomination of $[●] and in integral multiples of $[1,000] in excess thereof (except for two notes of each class which may be issued in a denomination other than an integral of $[●]). The offered notes will be issued on or about the closing date in book-entry form through the facilities of DTC, Clearstream and the Euroclear System against payment in immediately available funds.

Book-Entry Registration

Each class of notes offered by this prospectus will be available only in book-entry form except in the limited circumstances described below under “—Definitive Notes,” provided that any retained notes may be issued as definitive notes and registered in the name of one or more of the Bank’s majority-owned affiliates. All book-entry notes will be held by DTC in the name of Cede, as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”), which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

Any retained notes may be issued as definitive notes and registered in the name of one or more of the Bank’s majority-owned affiliates. The offered notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor and so notifies the indenture trustee in writing;

•	the administrator advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after the occurrence of an Event of Default under the indenture, holders representing at least a majority of the outstanding principal amount of the notes advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those noteholders.

Payments or distributions of principal of, and interest on, the notes will be made by the paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date, as specified in this prospectus, will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite note balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the depositor, the Bank or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the depositor, the Bank or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above and the indenture trustee is not the note registrar, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five (5) days of that record date; and

•	within thirty (30) days after receipt by the issuing entity of a written request from the indenture trustee for that list, as of not more than ten (10) days before that list is furnished.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Reports to Noteholders

On or before each payment date, the servicer will prepare and provide to the indenture trustee, each paying agent and each Hired Agency a statement that the indenture trustee will make available to the noteholders on its website on or before such payment date. Such statement to be delivered or made available to noteholders will include (to the extent applicable to those noteholders) the following information with respect to the related collection period and payment date (to the extent applicable):

(1)	the applicable record date, determination date and payment date;

(2)	the amount of the distribution allocable to principal of each class of notes;

(3)	the amount of the distribution allocable to interest on each class of notes;

(4)	the amount of the distribution allocable to draws from the reserve account, [the Yield Supplement Account or] [payments in respect of the yield supplement overcollateralization amount];

(5)	[the amount of any new swap payments, senior swap payments and subordinated swap payments for that payment date;]

(6)	[the amount of any cap payments;]

(7)

the number of receivables and the aggregate principal balance of the receivables as of the beginning of business on the first day of the preceding Collection Period, and close of business on the last day, of the preceding Collection Period;

(8)	the aggregate outstanding principal amount and principal factor for each class of notes after giving effect to all payments reported under clause (2) above on such date;

(9)

the amount of the servicing fee paid to the servicer and the amount of any unpaid servicing fees with respect to the related Collection Period or Collection Periods, as the case may be, and the change of such amount from the preceding statement;

(10)

the amount of fees paid to each of the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any unpaid fees to each of the indenture trustee, the owner trustee and the asset representations reviewer and any changes in each such payment from the preceding statement;

(11)	the aggregate amount of losses realized on the receivables during that Collection Period;

(12)	previously due and unpaid interest payments (plus interest accrued on such unpaid interest), if any, on each class of notes, and the change in such amounts from the preceding statement;

(13)	previously due and unpaid principal payments (plus interest accrued on such unpaid principal), if any, on each class of notes, and the change in such amounts from the preceding statement;

(14)	the aggregate amount to be paid in respect of receivables, if any, repurchased in such Collection Period;

(15)	the amount required to be kept in the reserve account [the Yield Supplement Account] and the actual balance therein, if any, on such date, after giving effect to changes therein on such date;

(16)	[the amount remaining of any credit or liquidity enhancement, if applicable;]

(17)	[any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the Collection Period;]

(18)	any material breaches of pool asset representations or warranties;

(19)	[for each such date during any Funding Period, the amount remaining in the Pre-Funding account;]

(20)

[for the first such date that is on or immediately following the end of any Funding Period, the amount remaining in the Pre-Funding account that has not been used to fund the purchase of Subsequent Receivables and is being passed through as payments of principal on the notes of such issuing entity;]

(21)

the amount of any cumulative shortfall between payments due in respect of any credit, yield or payment enhancement arrangement and payments received in respect of such credit, yield or payment enhancement arrangement, and the change in any such shortfall from the preceding statement;

(22)	the applicable record dates, accrual dates and determination dates for calculating distributions and the actual payment date;

(23)

the amount of collections received on the receivables and any other assets of the issuing entity for the related Collection Period and any fees and expenses of the issuing entity paid with respect to the Collection Period;

(24)	the number of 60-day Delinquent Receivables as of the end of the related Collection Period;

(25)	the aggregate outstanding principal balance of Delinquent Receivables as of the end of the related Collection Period;

(26)	the Delinquency Percentage, and whether the Delinquency Percentage exceeds the Delinquency Trigger;

(27)

whether and when investors in the aggregate holding at least 5% (by aggregate outstanding principal amount of the notes) have elected to initiate a vote of the investors to determine whether the asset representations reviewer will conduct an asset representations review;

(28)	whether and when the required percentage of investors have voted to direct a review of the applicable Subject Receivables;

(29)	[the amount, if any, reinvested in additional receivables during the revolving period, if any; and]

(30)	[if applicable, whether the revolving period has terminated early due to the occurrence of an early amortization event;]

(31)	the number of receivables that are 30-59, 60-89, 90-119 and over 119 days delinquent as of the end of the related Collection Period;

(32)	the aggregate outstanding principal balance of receivables that are 30-59, 60-89, 90-119 and over 119 days delinquent as of the end of the related Collection Period;

(33)	the percentage of the total aggregate outstanding principal balance of receivables that are 30-59, 60-89, 90-119 and over 119 days delinquent as of the end of the related Collection Period;

(34)	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer;

(35)

if applicable, a statement that the servicer has received a communication request from a noteholder interested in communicating with other noteholders regarding the possibility of exercising rights under the transaction documents and the name and contact information for the requesting noteholder and the date such request was received;

(36)	if applicable, information with respect to any change in the asset representations reviewer as required by Item 1121(d)(2) of Regulation AB; [and]

(37)	any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB.

The indenture trustee will make these reports available on its website at [●], and will forward a hard copy of such reports to noteholders promptly upon noteholder request, if such reports are not accessible on its website.

In addition, the indenture trustee will make available on such website, no later than the latest date permitted by law, such information (provided that such information is timely delivered by the servicer to the indenture trustee) as may be required by law to enable each noteholder to prepare its federal and state income tax returns. See “Material U.S. Federal Income Tax Consequences.”

Payments of Interest

Interest on the principal amounts of the notes will accrue at the respective per annum interest rates for the various classes of notes and will be payable to the noteholders on each payment date. The issuing entity will make payments to the person in whose name such note is registered on the record date.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 Notes [and Class A-2-B Notes] will accrue from and including the prior payment date (or from and including the closing date, in the case of the first payment date) to but excluding the current payment date and will be calculated on the basis of actual days elapsed and a 360-day year.

•

30/360. Interest on the Class A-2[-A] Notes, Class A-3 Notes, Class A-4 Notes and Class B Notes will accrue from and including the [●] day of each calendar month preceding each payment date (or from and including the closing date, in the case of the first payment date) to but excluding the [●] day of the month in which the payment date occurs and will be calculated on the basis of a 360-day year of twelve 30-day months.

•

Unpaid Interest. Interest accrued as of any payment date on a class of notes but not paid on such payment date will accrue interest at the applicable interest rate for such class of notes (to the extent lawful).

The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]

[The following discussion will specify all related terms of the applicable floating rate benchmark.]

[Interest on the floating rate notes will be calculated based on [insert applicable floating rate benchmark] plus the applicable spread set forth on the cover page to this prospectus[; provided that, if the sum of [insert applicable floating rate benchmark] and such spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be deemed to be 0.00%.] For purposes of computing interest on the floating rate notes, the following terms have the following meanings:

[                         ]

The issuing entity will pay interest on the notes (without priority among the classes of Class A Notes) on each payment date with Available Funds in accordance with the priority set forth under “Application of Available Funds—Priority of Distributions.” While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an Event of Default. When the Class A Notes are no longer outstanding, an Event of Default will occur if the full amount of interest due on the Class B Notes is not paid within [five] Business Days after the related payment date. The priority in which interest will be paid on the Class B Notes will change upon the occurrence of certain events as described under “Application of Available Funds—Priority of Distributions.”

Payments of Principal

The issuing entity will generally make principal payments[, including with respect to the Class A Notes, any First Allocation of Principal,] to the principal distribution account for distribution to the noteholders on each payment date [during the amortization period] in the amount and in the priority set forth under “Application of Available Funds—Priority of Distributions.”

If the notes have not been accelerated because of an Event of Default, then on each payment date, the indenture trustee will distribute all amounts on deposit in the principal distribution account to noteholders in respect of principal of the notes to the extent of the funds therein in the following order of priority:

•	first, to the holders of the Class A-1 Notes, until the Class A-1 Notes are paid in full;

•	second, to the holders of the Class A-2[-A] Notes[and the Class A-2-B notes, ratably], until the Class A-2[-A] Notes [and the Class A-2-B notes] are paid in full;

•	third, to the holders of the Class A-3 Notes, until the Class A-3 Notes are paid in full;

•	fourth, to the holders of the Class A-4 Notes, until the Class A-4 Notes are paid in full; and

•	fifth, to the holders of the Class B Notes, until the Class B Notes are paid in full.

An Event of Default will occur under the indenture if the outstanding principal amount of any note has not been paid in full on its Final Scheduled Payment Date or the date on which the servicer (or one or more of its designees) exercises the optional purchase described in “—Optional Prepayment” below. The failure to pay principal on a note is not an Event of Default until its Final Scheduled Payment Date or its optional purchase date. Payments on the notes may be accelerated upon an Event of Default. Upon an acceleration of payment of the notes, after payments for accrued and unpaid fees, expenses and indemnification of the indenture trustee, the owner trustee and the asset representations reviewer and payments pursuant to clauses first through [fourth] in the amount and in the priority set forth under “Application of Available Funds—Priority of Distributions” (provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A Note interest, the amount available shall be applied to the payment of such interest on each class of Class A Notes on a pro rata basis based on the amount of interest payable to each class of Class A Notes), payments will be made, first, to the holders of the Class A-1 Notes in respect of principal thereof until the Class A-1 Notes have been paid in full, then payments of principal will be made on a pro rata basis based on the outstanding principal amount of each such class to the holders of the Class A-2[-A] Notes[,the Class A-2-B Notes], Class A-3 Notes and Class A-4 Notes until they are paid in full, then payments of the accrued Class B Note interest will be made to the holders of the Class B Notes, then payments of principal will be made to the holders of the Class B Notes until the Class B Notes are paid in full.

Payments on the Class B Notes will be subordinated as described under “Description of the Notes—Credit Enhancement—Subordination of Payments on the Class B Notes.”

[Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “—The Revolving Period.” [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

[The Revolving Period]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to Selection of Receivables.” The purchase price for each additional receivable will be [insert formula for determining purchase price].

The depositor will seek to purchase additional receivables from the Bank, with a purchase price equal to the reinvestment amount, to the extent of available funds. The Bank will seek to make receivables available to the depositor as additional receivables in an amount approximately equal to the amount of the available funds, but it is possible that the Bank will not have sufficient additional receivables for this purpose. Any portion of available funds that is not used to purchase additional receivables on a payment date during the revolving period will be applied on subsequent payment dates in the revolving period to purchase additional receivables. Noteholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

The revolving period consists of the Collection Periods beginning with the [●] Collection Period and ending with the [●] Collection Period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those Collection Periods. The revolving period will terminate sooner if an Early Amortization Event occurs in one of those Collection Periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth above in “—Payments of Principal.”

An “Early Amortization Event” will occur if:

•	the amount on deposit in the Reserve Account is less than the Specified Reserve Account Balance for two consecutive months;

•	an Event of Default occurs as described under “The Indenture—Events of Default;” or

•	a Servicer Replacement Event occurs as described under “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events.”

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the indenture.

[Insert any additional limitation on the ability of the issuing entity to acquire additional receivables in accordance with Item 1103(a)(5) of Regulation AB.]]

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the swap counterparty to hedge the floating interest rate risk on the Class [●] notes. All terms of the interest rate swap agreement will be acceptable to each rating agency listed under “Summary of Terms of the Notes—Ratings.” The interest rate swap for the Class [●] notes will have an initial notional amount equal to the initial note balance of the Class [●] notes on the closing date and will decrease by the amount of any principal payments on the Class [●] notes. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the note balance of the Class [●] notes. Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap agreement is less than 10%.

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [●]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the Class [●] notes times the same notional amount. Payments on the interest rate swap (other than Swap Termination Payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under the interest rate swap agreement includes:

•	failure to make payments due under the interest rate swap agreement;

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•	any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

Among other things, a termination event under the interest rate swap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	any acceleration of the notes following an event of default under the indenture;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness;

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things: (1) at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; (2) posts collateral; or (3) assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a Swap Termination Payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any Swap Termination Payment that constitutes a Subordinated Swap Termination Payment will be subordinated to payments of principal of and interest on the notes and any Swap Termination Payment that constitutes a Senior Swap Termination Payment will be paid pari passu with interest on the Class A notes. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any Swap Termination Payment could, if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty will be applied to any Swap Termination Payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of floating rate notes, the issuing entity will enter into an “Interest Rate Cap Agreement” with [●], a [●], as cap provider (the “cap provider”), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will be acceptable to each Hired Agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [insert applicable floating rate benchmark] related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	[insert applicable floating rate benchmark] for the related payment date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class [●] notes on the first day of the Collection Period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement. Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement: (1) at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; (2) posts collateral; and/or (3) assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Cap Rate” means [●]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an eligible account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the indenture.]

Credit Enhancement

Overcollateralization

Overcollateralization is the amount by which the aggregate principal balance of the receivables exceeds the aggregate principal amount of the notes. Overcollateralization means there will be additional receivables [(in addition to the yield supplement overcollateralization amount described below)] generating Collections that will be available to cover losses on the receivables and shortfalls. [If the aggregate principal amount is $[●], the][The] initial amount of overcollateralization will be $[●], or approximately [●]% of the initial pool balance. [If the aggregate principal amount is $[●], the initial amount of overcollateralization will be $[●], or approximately [●]% of the net pool balance as of the cut-off date.]

The application of funds as described under “Application of Available Funds—Priority of Distributions” is designed to maintain the amount of overcollateralization as of any payment date at the Targeted Overcollateralization Amount.

Subordination of Payments on the Class B Notes

The rights of the Class B Noteholders to receive payments of interest are subordinated to the rights of Class A Noteholders to receive payments of interest and any First Allocation of Principal and, if payment of the notes has been accelerated after an Event of Default, subordinated to rights of the Class A Noteholders to receive all payments of principal. In addition, the Class B Noteholders will have no right to receive payments of principal until the aggregate principal amount of all the Class A Notes has been paid in full. This subordination is effected by the priority of distributions set forth under “Application of Available Funds—Priority of Distributions.” While

any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an Event of Default. When the Class A Notes are no longer outstanding, an Event of Default will occur if the full amount of interest due on the Class B Notes is not paid within five (5) Business Days after the related payment date.

Reserve Account

Amounts on deposit in the Reserve Account from time to time are available to:

•	enhance the likelihood that you will receive the amounts due on your notes; and

•	decrease the likelihood that you will experience losses on your notes.

However, the amounts on deposit in the Reserve Account are limited to the Specified Reserve Account Balance. If the amount required to be withdrawn from the Reserve Account to cover shortfalls in funds on deposit in the Collection Account exceeds the amount on deposit in the Reserve Account, a shortfall in the amounts distributed to the noteholders could result. Depletion of the Reserve Account ultimately could result in losses on your notes. Because the Class B Notes are subordinated to the Class A Notes, the Class B Notes will experience shortfalls and losses due to a depletion of the Reserve Account before the Class A Notes experience such shortfalls and losses.

After the payment in full, or the provision for such payment of all accrued and unpaid interest on the notes and the outstanding principal amount of the notes, any funds remaining on deposit in the Reserve Account, subject to certain limitations, will be paid to the certificateholders.

[Amounts on deposit in the reserve account may not be used to pay the servicing fee and all prior unpaid servicing fees with respect to prior Collection Periods to the servicer so long as the Bank or an affiliate thereof is the servicer.]

For a further description of the Reserve Account, see “Description of the Receivables Transfer and Servicing Agreements—Reserve Account.”

[Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee[, any net swap payment] and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “Application of Available Funds—Priority of Distributions.”]

[Yield Supplement Overcollateralization Amount

As of the closing date, [if the aggregate principal amount is $[        ],] the yield supplement overcollateralization amount will equal $[        ], which is approximately [    ]% of the initial adjusted pool balance. [As of the closing date, if the aggregate principal amount is $[        ], the yield supplement overcollateralization amount will equal $[        ], which is approximately [    ]% of the initial adjusted pool balance.] The yield supplement overcollateralization amount will decline on each payment date. It is intended to compensate for low Contract Rates on some of the receivables and is in addition to the overcollateralization referred to in “—Overcollateralization” above.

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at the Contract Rate of that receivable over (y) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at a discount rate equal to the greater of the Contract Rate of that receivable and [    ]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

[Yield Supplement Account

The funds on deposit in the Yield Supplement Account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual Contract Rates. For a further description of the Yield Supplement Account, see “Description of the Receivables Transfer and Servicing Agreements—Yield Supplement Account.”]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Optional Prepayment

All outstanding notes will be prepaid in whole, but not in part, on any payment date on which the servicer exercises its option to purchase (and/or to designate one or more persons to purchase) the trust estate (other than the reserve account) from the issuing entity on any payment date if both of the following conditions are satisfied: (i) when the Net Pool Balance as of the last day of the related Collection Period has declined to [10]% or less of [the sum of (a)] the Net Pool Balance as of the Cut-off Date [and (b) the initial amount, if any, deposited into the Pre-Funding Account] and (ii) the sum of the purchase price for the receivables and other issuing entity property (other than the Reserve Account [and the Yield Supplement Account]) and Available Funds for such payment date would be sufficient to pay (x) the amounts required to be paid under clauses first through [fifth] in accordance with “Application of Available Funds—Priority of Distributions” (assuming that such payment date is not a date on which the servicer is exercising its optional purchase) and (y) the outstanding note balance (after giving effect to the payments described in the preceding clause (x)) [and any amounts due to the swap counterparty]. The purchase price for the assets of the issuing entity (other than the Reserve Account) will equal the net pool balance (assuming that receivables that were more than thirty (30) days past due as of the last day of the related Collection Period have a principal balance of zero) plus accrued and unpaid interest on the receivables as of the last day of the Collection Period immediately preceding the redemption date, which amount will be deposited by or at the written direction of the servicer into the Collection Account on the redemption date. If the aggregate principal amounts of the receivables (other than receivables that were more than thirty (30) days past due as of the last day of the related Collection Period) is not at least equal to the outstanding principal balance of the notes, the servicer will not be permitted to exercise its optional purchase and effect the redemption of the notes. Upon such purchase by the servicer, you will receive the unpaid principal amount of your notes plus accrued and unpaid interest at the applicable interest rate up to but excluding that prepayment date.

It is expected that at the time this purchase option becomes available to the servicer, only the Class [A-4] Notes and the Class [B] Notes will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which collections on the receivables received during the related Collection Period, together with the amount on deposit in the Reserve Account, equals or exceeds the sum of (i) the aggregate outstanding principal amount of the notes, (ii) accrued and unpaid interest thereon and (iii) the Servicing Fee. On such payment date, all such amounts shall be applied to reduce the outstanding principal amount of the notes to zero, pay all accrued and unpaid interest on the notes, pay the Servicing Fee and then pay all amounts specified in clauses [eighth] through [eleventh] (in that order) of “Application of Available Funds—Priority of Distributions.”

Notice of redemption under the indenture will be given by the indenture trustee (in the name and at the expense of the issuing entity) prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes. In addition, the issuing entity will notify the Hired Agencies upon redemption of the notes.

DESCRIPTION OF THE CERTIFICATES

The issuing entity will issue the certificates, representing an equity interest in the issuing entity, under the trust agreement. [We] [An affiliate of the depositor] [A party unrelated to the depositor] will initially retain the certificates. We will file a copy of the trust agreement in its execution form with the SEC concurrently with or prior to the time we file this prospectus with the SEC. The certificates will have no principal balance and will not bear interest. Distributions will be made on the certificates on each payment date only to the extent amounts remain after payments on the notes, payment of issuing entity expenses and payments of any other required amounts, as described in this prospectus. The certificates will be subordinated to and provide credit enhancement for the notes because no payments will be made on the certificates until the notes have been paid in full. The certificates are not offered under this prospectus.

PRINCIPAL DOCUMENTS

In general, the operations of the issuing entity will be governed by the following documents:

Document	Parties	Primary Purposes
Trust Agreement	owner trustee and depositor	• Creates the issuing entity • Provides for issuance of certificates and payments to certificateholders • Establishes rights and duties of owner trustee • Establishes rights of certificateholders

Indenture	issuing entity, as issuer of the notes, and indenture trustee	• Provides for issuance of the notes, the terms of the notes and payments to noteholders • Establishes rights and duties of indenture trustee • Establishes rights of noteholders

Purchase Agreement	The Bank, as seller, and depositor, as purchaser	• Effects sale of receivables to the depositor • Contains representations and warranties of the Bank concerning the receivables

Sale and Servicing Agreement	depositor, as seller, the Bank, as servicer, issuing entity, as purchaser and indenture trustee

•  Effects sale of receivables to the issuing entity

•  Contains an assignment of the representations and warranties of the Bank concerning the receivables

•  Contains servicing obligations of servicer

•  Provides for compensation to servicer

•  Directs how cash flow will be applied to expenses of the issuing entity and payments on its notes and certificates

Administration Agreement	issuing entity and the Bank, as administrator	• Provides for administration of the issuing entity

Asset Representations Review Agreement	The Bank, as sponsor and servicer, the issuing entity and the asset representations reviewer	• Engages an asset representations reviewer • Contains the mechanics for an asset representations review of Subject Receivables for compliance with Eligibility Representations

Various provisions of these documents are described throughout this prospectus. This prospectus describes the material provisions of these documents.

A form of each of these principal documents has been filed as an exhibit to the registration statement of which this prospectus forms a part. The depositor will file a copy of the principal documents in execution form under cover of Form 8-K and incorporated by reference into the registration statement concurrently with or prior to the time we file this prospectus with the SEC. The summaries of the principal documents in this prospectus do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of those principal documents.

APPLICATION OF AVAILABLE FUNDS

Sources of Funds for Distributions

The funds available to the issuing entity to make payments and distributions in the amounts and priorities set forth below under “—Priority of Distributions” on each payment date (“Available Funds”) will come from the following sources:

•

all collections (including all liquidation proceeds) received by the servicer on the receivables during the prior calendar month (excluding various fees, if any, paid by the obligors that constitute the Supplemental Servicing Fee and investment earning on funds on deposit in the accounts of the issuing entity, to which the servicer is entitled),

•

proceeds of repurchases of receivables by the Bank because of certain breaches of representations and warranties or purchases of receivables by the servicer because of certain breaches of servicing covenants,

•	the Reserve Account Excess Amount for such Payment Date.

Available Funds also will include the optional purchase price on any redemption date.

In addition to Available Funds [and the yield supplement account draw amount], any amount withdrawn from the Reserve Account [or the Risk Retention Reserve Account, to the extent described herein] to cover shortfalls, if any, will be used to make payments and distributions on each payment date.

Fees and Expenses of the Issuing Entity

As set forth below under “—Priority of Distributions,” the issuing entity is obligated to pay the following fees, expenses and indemnities (as applicable) on each payment date, to the extent such fees, expenses and indemnities (in the case of the indenture trustee, owner trustee and asset representations reviewer’s respective fees, expenses and indemnities) have not been previously paid by the servicer:

Recipient	Fees and Expenses
Servicer	Servicing Fee described under “Description of the Receivables Transfer and Servicing Agreements—Servicing Compensation and Expenses.”
Indenture Trustee	$[●] per annum plus reasonable expenses and indemnities.
Owner Trustee	$[●] per annum plus reasonable expenses and indemnities.
Asset Representations Reviewer Fee	$[●] per annum plus reasonable expenses and indemnities.
Asset Representations Reviewer (Review Expenses)	$[●] per Subject Receivable.

The servicer is required to pay fees, expenses and indemnity payments of the indenture trustee, the owner trustee and the asset representations reviewer (including Review Expenses). However, to the extent that the servicer fails to make these payments, fees, expenses and indemnity payments are payable out of the issuing entity’s funds in the order of priority specified under “—Priority of Distributions” below to the extent they have not been previously paid by the servicer when due. The servicer is obligated to pay the fees and expenses of the accountants in delivering their annual attestation report.

Indemnification of the Indenture Trustee and the Owner Trustee

Under the indenture, the issuing entity will agree to cause the servicer to reimburse and indemnify the indenture trustee from and against any and all loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the indenture trustee in any way relating to or arising out of the indenture, the other transaction documents, or the action or inaction of the indenture trustee, including but not limited to the costs of defending any claim or bringing any claim to enforce its rights, including enforcement of the servicer’s indemnification obligations thereunder. The indenture trustee will not be liable for any error in judgment made in good faith by any of its officers or employees unless such persons were negligent in ascertaining the pertinent facts. The indenture trustee will not be required to expend its own funds or incur any financial liability in respect of its rights or powers. However, the servicer will not be liable for or required to indemnify the indenture trustee from and against the indenture trustee’s own willful misconduct, negligence or bad faith, as finally determined by a court of competent jurisdiction. To the extent such indemnities are not paid by the servicer, such indemnities will be paid from Available Funds in the priority as described under “Application of Available Funds—Priority of Distributions.” Following an Event of Default and acceleration of the notes, any indemnification payments made by the issuing entity would reduce the amount available to make payments on the notes.

Under the trust agreement, the depositor will cause the servicer to reimburse and indemnify the owner trustee from and against any and all loss, liability, fee, expense, cost, tax, penalty or claim (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee in any way relating to or arising out of the trust agreement, the sale and servicing agreement, the other transaction documents, the issuing entity property, the administration of the issuing entity property or the action or inaction of the owner trustee, including, but not limited to, the costs of defending any claim or bringing any claim to enforce its rights, including the servicer’s indemnification obligations. However, neither the depositor nor the servicer will be liable for or required to indemnify the owner trustee from and against the owner trustee’s own willful misconduct, bad faith or negligence, as finally determined by a court of competent jurisdiction, the inaccuracy of certain of the owner trustee’s representations and warranties expressly made by the owner trustee in the trust agreement, liabilities arising from the failure of the owner trustee to discharge any liens on any part of the issuing entity property that result from actions by, or claims against, the owner trustee that are not related to the ownership or the administration of the issuing entity property, or taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee. To the extent that any such indemnities are not paid by the servicer, they will be paid from available funds as described under “Application of Available Funds—Priority of Distributions.” Prior to an Event of Default and acceleration of the notes, any such indemnification will be paid on a payment date only after all amounts required to be paid to the noteholders have been paid and certain other distributions have been made. Following an Event of Default and acceleration of the notes, any indemnification payments made by the issuing entity would reduce the amount available to make payments on the notes. The owner trustee will not be liable for any error in judgment made in good faith by any of its officers or employees unless such persons were negligent in ascertaining the pertinent facts. The owner trustee will not be required to expend its own funds or incur any financial liability in respect of its rights or powers.

Priority of Distributions

Unless the notes have been accelerated upon an Event of Default, on each payment date the issuing entity will apply the Available Funds for that payment date [and the yield supplement account draw amount for that payment date], to make payments and distributions in the following amounts and order of priority:

(1) first, to the servicer, the servicing fee and all prior unpaid servicing fees with respect to prior Collection Periods [(except that amounts on deposit in the reserve account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer)];

(2) [second, to the swap counterparty, the Net Swap Payment if any, for such payment date;]

(3) third, [pro rata, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)] to the Class A Noteholders, pro rata, based on the amount of interest payable to each class of Class A Notes, the accrued Class A Note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on each class of Class A Notes at their respective interest rates on the respective note balances as of the previous payment date or the closing date, as the case may be (after giving effect to all payments of principal to the Class A Noteholders on prior payment dates); and (b) the excess, if any, of the amount of interest due and payable to the Class A Noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class A Noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates on each class of Class A Notes (to the extent permitted by law), provided that if there are not sufficient funds available to pay the entire amount of the accrued Class A Note interest, the amounts available will be applied to the payment of such interest on the Class A Notes on a pro rata basis;

(4) fourth, to the Principal Distribution Account for distribution to the noteholders pursuant to “Description of the Notes—Payments of Principal” above, the First Allocation of Principal;

(5) fifth, to the Class B Noteholders, the accrued Class B Note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on the Class B Notes at the applicable interest rate on the Class B note balance as of the previous payment date or the closing date, as the case may be (after giving effect to all payments of principal to the Class B Noteholders on prior payment dates); and (b) the excess, if any, of the amount of interest due and payable to the Class B Noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B Noteholders on those prior payment dates, plus interest on any such shortfall at the applicable interest rate on the Class B Notes (to the extent permitted by law);

(6) sixth, to the Principal Distribution Account for distribution to the noteholders pursuant to “Description of the Notes—Payments of Principal” above, the Second Allocation of Principal;

(7) seventh, to the Reserve Account, any additional amount required to increase the amount on deposit in the Reserve Account up to the Specified Reserve Account Balance;

(8) eighth, to the Principal Distribution Account for distribution to the noteholders pursuant to “Description of the Notes–Payments of Principal” above, the Regular Allocation of Principal;

(9) ninth, to the owner trustee and the indenture trustee, accrued and unpaid fees and reasonable expenses (including indemnification amounts) due and payable under the sale and servicing agreement, the trust agreement, the asset representations review agreement and the indenture, as applicable, which have not been previously paid;

(10) tenth, to the asset representations reviewer, accrued and unpaid fees and reasonable expenses (including indemnification amounts) due and payable under the asset representations review agreement which have not been previously paid;

[(11) eleventh, to the swap counterparty, any Subordinated Swap Termination Payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

(12) twelfth, to the servicer, legal expenses and costs incurred in legal matters in respect of the interests of the noteholders and the rights and duties of the parties to the sale and servicing agreement [(except that amounts on deposit in the reserve account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer)]; and

(13) thirteenth, to or at the direction of the certificateholder, any funds remaining.

If the Available Funds [and the yield supplement account draw amount] are insufficient to make the payments in clauses first through [fifth] above, funds, if any, on deposit in the Reserve Account will be applied toward those shortfalls. See “Description of the Receivables Transfer and Servicing Agreements—Deposits to the Collection Account.”

DESCRIPTION OF THE RECEIVABLES TRANSFER AND SERVICING AGREEMENTS

The following summary describes certain terms of the documents pursuant to which the Bank sells receivables to the depositor, the depositor sells those receivables to the issuing entity and the servicer services the receivables on behalf of the issuing entity. This section also describes certain provisions of the trust agreement and administration agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of those documents.

We discuss in general terms the servicer and its experience in originating and servicing motor vehicle loans under “Originator, Sponsor, Seller and Servicer.” We discuss the servicer’s collection procedures under “The Bank’s Portfolio of Motor Vehicle Loans—Collection Procedures.” [There have been no material changes in the servicer’s policies or procedures for its servicing of retail motor vehicle loans during the three years preceding the date of this prospectus.]

Sale and Assignment of Receivables

Under the purchase agreement, on the closing date[ and on each payment date during the revolving period], the Bank will sell and assign to the depositor, without recourse, the Bank’s entire interest in the receivables, including its security interests in the related financed vehicles. Each such receivable will be identified in a schedule of receivables delivered to the depositor on the closing date.

Under the sale and servicing agreement, on the closing date[ and on each payment date during the revolving period] the depositor will sell and assign to the issuing entity, without recourse, the depositor’s entire interest in the receivables, including the security interests in the related financed vehicles. Each of those receivables will be identified in a schedule of receivables delivered to the issuing entity on the closing date. The indenture trustee will not independently verify the existence and eligibility of any receivables. The issuing entity will, concurrently with that sale and assignment, execute and deliver the notes and certificates.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee.

[Additional Sales of Receivables

In addition to receivables that the depositor buys from the Bank on the closing date as described above under “—Sale and Assignment of Receivables,” the depositor may also buy receivables from the Bank to transfer to the issuing entity on each payment date during the revolving period. The depositor may buy those receivables on substantially the same terms as under the purchase agreement on the closing date. The depositor will then sell receivables that the depositor has bought from the Bank to the issuing entity, pursuant to the sale and servicing agreement. On the closing date, the issuing entity will apply the net proceeds received from the sale of its notes and certificates to pay the depositor for the receivables that are being sold to the issuing entity[, and to make a deposit in the Pre-Funding Account and initial deposits to the Collection Account and the Reserve Account.]]

Representations and Warranties

In addition to representing and warranting that each receivable meets the eligibility criteria set forth under “The Receivables Pool,” the Bank, pursuant to the purchase agreement will make certain representations and warranties regarding each receivable as of the Cut-off Date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related financed vehicle, the characterization of the receivable under the UCC, the validity of the assignment of the receivable to the issuing entity, the perfection and priority of the indenture trustee’s security interest in the receivable and the compliance of the origination of that receivable with applicable law.

Repurchase Obligations

On the payment date following the end of the Collection Period which includes the 60th day after the discovery by or notice to the Bank of a breach of any representation or warranty of the Bank which materially and adversely affects the interests of the issuing entity or noteholders in any receivable, unless the breach has been cured, the Bank will be obligated to repurchase such receivable from the issuing entity. Any inaccuracy in the representations or warranties will be deemed not to be a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the receivable. The repurchase price will equal the “Purchase Amount,” which is the unpaid principal balance of that receivable plus unpaid accrued interest thereon through and including the end of the Collection Period preceding the date such receivable was repurchased. The purchase obligation will constitute the sole remedy available to the noteholders or the indenture trustee for any such uncured breach.

An investor wishing to request that the Bank make a repurchase as described above may contact the Bank in writing. Any such request must provide sufficient detail of the purported breach of an Eligibility Representation so as to allow the Bank reasonably to investigate the purported breach. Sufficient detail will be provided if the investor identifies the receivable to be repurchased and includes the corresponding “test fail” described in the Form 10-D with the asset representations reviewer’s report. If the requesting investor is not a noteholder as reflected on the note register of the indenture trustee, the Bank may require that the requesting investor provide a certification stating that it is a beneficial owner of a note, as well as an additional piece of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or another similar document evidencing ownership of a note (collectively, the “Verification Documents”). The Bank will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. To the extent such expenses are not paid by the Bank, they will be payable out of the issuing entity’s funds in the order of priority specified under “Application of Available Funds—Priority of Distributions.”

Asset Representations Review

As discussed above under “—Representations and Warranties,” the Bank will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger;” and

•	The required percentage of investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting.”

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all 60-Day Delinquent Receivables as of the last day of that Collection Period to (ii) the Net Pool Balance as of the last day of that Collection Period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and defaulted receivables) that are sixty (60) or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any payment date and the related Collection Period is [●]%.

The Delinquency Trigger was calculated as a multiple of [●] times the previous historical monthly peak Delinquency Percentage of ABS pools. In determining the highest historical monthly peak Delinquency

Percentage, the Bank considered the monthly performance observed in each of its public securitization transactions executed under the USAA Auto Owner Trust platform since [●]. The Bank believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its public securitization transactions over time. The Delinquency Trigger has been set at a level in excess of historical peak delinquency percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to the Bank’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

For prior pools of retail motor vehicle installment loans that were securitized by the Bank since [        ], the percentage of receivables that have been sixty (60) or more days delinquent has ranged from [    ]% to [    ]%. The following chart shows the monthly percentages of receivables sixty (60) or more days delinquent in the Bank’s prior securitized pools for the periods shown.

For more information regarding sixty (60) day or more delinquent asset statistics for certain of the Bank’s prior securitized pools of retail motor vehicle installment loans, see “Appendix A—Static Pool Information about Certain Prior Securitizations.”

“Subject Receivables” means, for any Asset Review, all receivables outstanding and held by the issuing entity which are sixty (60) or more days delinquent as of the related Review Satisfaction Date. However, any receivable which is repurchased from the issuing entity after the Review Satisfaction Date will no longer be a Subject Receivable.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. If the Delinquency Percentage on any

payment date exceeds the Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal amount of the notes as of the filing of the Form 10-D that disclosed that the Delinquency Percentage exceeded the Delinquency Trigger (the “Instituting Noteholders”) may then elect to initiate a vote (which will be conducted in accordance with the indenture trustee’s standard internal vote solicitation process at the time) to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within ninety (90) days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. Notice of the initiation of such vote will be provided on the periodic report filed by the depositor on Form 10-D. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide Verification Documents to confirm that the investor is, in fact, a beneficial owner of notes. The Bank will be responsible for any expenses incurred in connection with such verification and reimbursing any expenses incurred by the indenture trustee in connection therewith. To the extent such expenses are not paid by the Bank, they will be payable out of the issuing entity’s funds in the order of priority specified under “Application of Available Funds—Priority of Distributions.”

The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c). The Bank, the depositor and the issuing entity are required under the transaction documents to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the monthly distribution report filed by the depositor on Form 10-D will disclose whether or not a Noteholder Direction has occurred.

Within five (5) Business Days of the Review Satisfaction Date, the indenture trustee will send a notice to the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within ten (10) Business Days of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Application of Available Funds—Fees and Expenses of the Issuing Entity,” the asset representations reviewer will be paid an annual fee of $5,000 from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”). Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $200 for each Subject Receivable for which it has initiated an Asset Review. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by the Bank and, to the extent the Review Expenses remain unpaid by the Bank after sixty (60) days, they will be payable out of amounts on deposit in the Collection Account as described under “—Priority of Distributions.”

Asset Review

The asset representations reviewer will perform any Asset Review in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the original retail installment loan contract and certain other documents in the receivables file, and other records of the Bank with respect to that Subject Receivable.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the 60th day after receiving access to the review materials, which the servicer will provide to the asset representations reviewer within sixty (60) days after receipt of notice of the Review Satisfaction Date, unless otherwise extended because any of the review materials are incomplete or missing. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the servicer, the issuing entity and the Bank of the findings and conclusions of the Asset Review, including whether each test for the Subject Receivables was a “test pass,” a “test fail” or a “test incomplete.” The Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions, including a description of each “test fail” or “test incomplete” from the Asset Review.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Receivable and determining whether each test was passed, failed or not able to be concluded as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by the related obligor or repurchased from the issuing entity before the asset representations reviewer delivers its report, the asset representations reviewer will terminate the tests of the applicable receivable and the test will be considered complete. The asset representations reviewer will not be responsible for determining whether any Subject Receivable’s noncompliance with any Eligibility Representation constitutes a breach of the transaction documents. If the asset representations reviewer determines that there was a “test fail” for a Subject Receivable, the Bank will investigate whether the noncompliance of the Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the Bank would be required to make a repurchase. In conducting this investigation, the Bank will refer to the information available to it, which may include the asset representations reviewer’s report. Any Investor will be entitled to request that the Bank repurchase any receivable due to a breach of an Eligibility Representation as described under “Repurchase Obligations” above. The Bank or the depositor will report any such request, and the disposition of the request, as required on a Form ABS-15G that will be filed with the SEC.

Dispute Resolution

If any investor requests (each such investor making a request, a “requesting party”) that the Bank repurchase any receivable due to a breach of an Eligibility Representation as described under “—Representations and Warranties” and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within one-hundred-eighty (180) days of the receipt of notice of the request by the Bank, the requesting party may refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding arbitration, whether or not the noteholders have voted to direct an Asset Review with respect to such receivables. In order to make a repurchase request, an investor will be required to provide a notice stating the request to the Bank. The requesting party will provide notice of its intention to refer the matter to mediation (including non-binding arbitration) or arbitration, as applicable, to the Bank, with a copy to the issuing entity, the depositor, the owner trustee and the indenture trustee.

Other than the indenture trustee’s obligation to notify the depositor and the Bank of any demands communicated to a responsible officer of the indenture trustee for the repurchase or replacement of any receivable for breach of the representations and warranties concerning such receivable pursuant the terms of the sale and servicing agreement, the indenture trustee will have no obligation under the indenture or any other transaction document to monitor and/or report the status of repurchase requests.

If the requesting party selects mediation (including non-binding arbitration), the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects binding arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). If appointed by the AAA, the arbitrator will be selected from a list of neutrals maintained by the AAA and the arbitration will be conducted according to the applicable association’s arbitration rules then in effect. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the sale and servicing agreement. Any settlement agreement reached in a mediation and, subject to limited exceptions, any decision by an arbitrator (absent manifest error) in a binding arbitration will be binding upon the requesting party, the depositor, the issuing entity, the owner trustee and the indenture trustee with respect to the receivable that is the subject matter of the repurchase request, and, in that situation, issues relating to that receivable may not be re-litigated by the requesting party or the Bank in mediation, arbitration, court or otherwise. By requesting binding arbitration, such requesting party will waive the right to sue in court, including the right to a trial by jury.

For the avoidance of doubt, neither the indenture trustee or the owner trustee will be liable for any costs, expenses and/or liabilities that could be allocated to the requesting party in any dispute resolution proceeding.

Servicing Procedures

The Bank will act as servicer and make reasonable efforts to collect all payments due with respect to the receivables held by the issuing entity and will use the same collection procedures that it follows with respect to motor vehicle loans that it services for itself, in a manner consistent with the sale and servicing agreement.

Under the sale and servicing agreement, the servicer will service and administer the receivables held by the issuing entity and, as custodian on behalf of the issuing entity, will maintain possession of the installment loan agreements and any other documents relating to such receivables. The servicer may, in accordance with its customary procedures, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The servicer shall maintain control of all electronic chattel paper evidencing a receivable. To assure uniform quality in servicing the receivables, as well as to facilitate servicing and save administrative costs, the installment loan agreements and other documents relating thereto will not be physically segregated from other similar documents that are in the servicer’s possession or otherwise stamped or marked to reflect the transfer to the issuing entity. The obligors under the receivables will not be notified of the transfer. However, UCC financing statements reflecting the sale and assignment of the receivables by the Bank to the depositor and by depositor to the issuing entity will be filed, and the servicer’s accounting records and computer systems will be marked to reflect such sale and assignment. Because those receivables will remain in the servicer’s possession and will not be stamped or otherwise marked to reflect the assignment to the issuing entity if a subsequent purchaser were to obtain physical possession of such receivables without knowledge of the assignment, the issuing entity’s interest in the receivables could be defeated. See “Some Important Legal Issues Relating to the Receivables—Security Interests in the Financed Vehicles.”

Consistent with its normal procedures, the servicer may, in its discretion, arrange with the obligor on a receivable to defer or modify the payment schedule as provided by the terms of the receivable, as permitted under the sale and servicing agreement or as required by law or court order. Generally, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any receivable in accordance with its customary servicing practices; provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the latest final scheduled payment date of any note or (ii) reduces the contract rate or outstanding principal balance with respect to any receivable other than as required by applicable law, it will purchase such receivable provided, further, that the servicer shall not make any modification described in the preceding clause (i) or (ii) that would trigger a repurchase, in either case for the sole purpose of enabling the servicer to purchase a receivable from the issuing entity and further provided, that any change referred to in this paragraph shall only be made if either (a) the obligor is in default or, in the judgment of the servicer, is reasonably expected to default in the near future, or (b) the change is to the payment due date of a receivable, does not exceed twenty-five (25) days and is made not more than twice during the term of such receivable. The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. So long as the servicer complies with the purchase obligation described above, the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables for the account of the servicer and/or its affiliates (but not the issuing entity) so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might indirectly result in a decrease in the aggregate amount of payments made (but not any related contractual obligation) on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer may refinance any receivable by (x) making a new loan to the obligor and depositing the full outstanding principal balance of such refinanced receivable into the Collection Account or (y) causing the issuing entity to effect a substantive modification to the receivable, in which case the receivable will be deemed to be refinanced and the servicer will deposit the full outstanding principal balance of such refinanced receivable into the Collection Account as soon as possible. The receivable created by such refinancing shall not be property of the issuing entity, in the case of (y) in the prior sentence, upon the servicer’s related payment to the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the repayment of some or all of the amount of a receivable owned by the issuing entity upon the death or disability of the obligor or any casualty with respect to the financed vehicle.

The servicer, in its sole discretion, may in accordance with its customary servicing practices, purchase from the issuing entity any receivable’s deficiency balance for a purchase price equal to the fair value of the deficiency balance as determined by the servicer at the time of purchase by the servicer, which purchase price shall not be adjusted by the proceeds the servicer ultimately realizes from its disposition or collection efforts related to the deficiency amount. Net proceeds of any such sale allocable to the receivable will constitute collections in the form of liquidation proceeds, and the sole right of the issuing entity and the indenture trustee with respect to any such sold receivables will be to receive such collections. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the financed vehicle at public or private sale or the sale of the receivable to the servicer pursuant to the provisions of this paragraph free from any lien or other interest of the issuing entity or the indenture trustee.

Unless required by law or court order, the servicer will not release the financed vehicle securing each such receivable from the security interest granted by such receivable in whole or in part except in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices, in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Collections

[So long as the Bank or one of its affiliates is the servicer and provided that (1) there exists no Servicer Replacement Event and (2) each other condition to making monthly deposits as may be required by the sale and servicing agreement is satisfied, the servicer may retain all payments on the receivables received from obligors and all proceeds of the receivables collected during a Collection Period until the following payment date (or the business day preceding the applicable payment date if the Collection Account is not maintained by the indenture trustee). However, if the conditions to commingling are not met,] the servicer will be required to deposit all collections into the Collection Account within two (2) Business Days after identification. Notwithstanding the foregoing, the servicer may remit collections to the Collection Account on any other alternative remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternative remittance schedule. The Bank, as seller, and the servicer, as the case may be, will remit the aggregate Purchase Amount of any receivables to be purchased from the issuing entity to the Collection Account on or prior to the applicable payment date. Pending deposit into the Collection Account, collections may be employed by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. [The servicer may, in order to satisfy the requirements described above, obtain a letter of credit or other security for the benefit of the issuing entity to secure timely remittances of collections of the receivables and payment of the aggregate Purchase Amount with respect to receivables purchased by the servicer.]

Amounts collected on a receivable from an obligor during a Collection Period shall be applied to the receivable in accordance with the terms of the receivable consistent with the servicer’s customary standards, policies and procedures.

Servicing Compensation and Expenses

The servicer is entitled to receive the Servicing Fee for the previous month on each payment date equal to the product of (i) one-twelfth (or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the [initial] Cut-off Date to and including the last day of the first Collection Period and the denominator of which is 360), (ii) [●]% and (iii) the Net Pool Balance of the receivables at the beginning of the previous month (or, in the case of the first payment date, as of the Cut-off Date). The Servicing Fee, together with any portion of the Servicing Fee that remains unpaid from prior payment dates, will be payable on each payment date. The Servicing Fee will be paid only to the extent of the funds deposited in the Collection Account with respect to the Collection Period preceding such payment date, plus funds, if any, deposited into the Collection Account from the Reserve Account [and the Yield Supplement Account]. As additional compensation, the servicer also is entitled to retain all Supplemental Servicing Fees and to receive any investment earnings (net of investment losses and expenses) on funds on deposit in [each of] the Collection Account [and the Reserve Account]. See “Description of the Receivables Transfer and Servicing Agreements—Servicing Compensation and Expenses.”

The Servicing Fee and the Supplemental Servicing Fee are intended to compensate the servicer for performing the functions of a third-party servicer of the receivables as an agent for the issuing entity, including collecting and posting all payments, responding to inquiries of obligors on the receivables, investigating delinquencies, sending payment coupons to obligors, reporting U.S. federal income tax information to obligors, paying costs of collections and repossessions, and policing the collateral. The fees will also compensate the servicer for administering the particular receivables pool, accounting for collections, furnishing monthly and annual statements to the related trustee and indenture trustee with respect to distributions, and generating U.S. federal income tax information for the issuing entity. The fees, if any, will also reimburse the servicer for certain taxes, the fees of the owner trustee and indenture trustee, accounting fees, outside auditor fees, data processing costs, and other costs incurred in connection with administering the receivables. The amount of the Servicing Fee was determined in light of the foregoing duties of the servicer as well as with a view toward providing the servicer with a reasonable profit. The Servicing Fee, together with additional compensation consisting of investment earnings described above, is comparable to fees that would be paid to parties unaffiliated with the Bank.

The servicer will pay all expenses (other than expenses related to the liquidation of receivables and expenses reimbursed pursuant to clause [tenth] under “Application of Available Funds—Priority of Distributions”) incurred by it in connection with its activities under the sale and servicing agreement, including the expenses of its independent accountants, taxes imposed on the servicer and expenses incurred in connection with distributions and reports to noteholders and certificateholders.

Net Deposits

As an administrative convenience and for so long as certain conditions are satisfied (see “Collections” above), the servicer will be permitted to make the deposit of collections and payments of Purchase Amounts for the issuing entity for or with respect to the Collection Period, net of payment of fees to the servicer with respect to such Collection Period. The servicer, however, will account to the indenture trustee, the noteholders, and the certificateholders with respect to the issuing entity as if all deposits, distributions, and transfers were made individually.

Evidence as to Compliance

The sale and servicing agreement will require that the servicer provide annually to the issuing entity and that the indenture trustee provide annually to the depositor and servicer, a report regarding the servicer’s or the indenture trustee’s, as applicable, assessment of compliance with the minimum specified servicing criteria required under the Securities Exchange Act of 1934 during the previous calendar year, which are required to be performed by the servicer and the indenture trustee, as applicable, pursuant to the sale and servicing agreement. The servicing criteria generally include four categories:

•	general servicing considerations;

•	cash collection and administration;

•	investor remittances and reporting; and

•	pool asset administration.

The report is required to disclose any material instance of noncompliance with the servicing criteria.

The sale and servicing agreement will provide that a firm of independent registered public accountants will furnish annually to the servicer, the depositor, each Hired Agency and the indenture trustee an attestation as to whether the servicer’s assessment of its compliance with the applicable servicing criteria referred to in the preceding paragraph is fairly stated in all material respects, or a statement that the firm cannot express that view. The sale and servicing agreement will provide that the indenture trustee will deliver to the depositor and the servicer a report of a firm of independent registered public accountants that attests to the assessment of compliance made by the indenture trustee.

Under the sale and servicing agreement, the servicer will also be obligated to deliver annually to the indenture trustee, a certificate signed by an officer of the servicer stating that the servicer has fulfilled its obligations in all material respects under the sale and servicing agreement throughout the preceding calendar year (or, in the case of the first such certificate, from the closing date). However, if there has been a default in the fulfillment of any such obligation in any material respect, the certificate will describe each such default. The servicer has agreed to give the indenture trustee notice of Servicer Replacement Events (or events that with the giving of notice or the lapse of time or both would become Servicer Replacement Events) under the sale and servicing agreement.

Copies of such statements and certificates may be obtained by noteholders by a request in writing addressed to the indenture trustee.

Certain Matters Regarding the Servicer; Limitation on Liability

The sale and servicing agreement will provide that the Bank may not resign from its obligations and duties as servicer thereunder, except upon a determination that the Bank’s performance of such duties is no longer permissible under applicable law (as evidenced by an opinion of counsel). No such resignation will become effective until the indenture trustee or a successor servicer has assumed the Bank’s servicing obligations and duties under the sale and servicing agreement and the successor servicer has provided information reasonably requested by the depositor to comply with its reporting obligations under the Securities Exchange Act of 1934, as amended. The servicer will also have the right to delegate any of its duties under the transaction documents to a third party without the consent of any noteholder or the confirmation of any rating. Notwithstanding any such delegation, the servicer will remain responsible and liable for its duties under those agreements as if it had made no delegations.

The sale and servicing agreement will further provide that neither the servicer nor any of its directors, officers, employees and agents will be under any liability to the issuing entity for taking any action or for refraining from taking any action under the sale and servicing agreement or for errors in judgment; except that neither the servicer nor any such person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance or bad faith in the performance of the servicer’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder or by reason of negligence in its performance of duties thereunder (except for errors in judgment). In addition, the sale and servicing agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under such agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the sale and servicing agreement, the rights and duties of the parties thereto, and the interests of the related noteholders thereunder. In such event, the legal expenses and costs of such action and any liability resulting therefrom will be expenses, costs, and liabilities of the issuing entity, and the servicer will be entitled to be reimbursed therefor.

Under the circumstances specified in the sale and servicing agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or, with respect to its obligations as servicer, any entity 50% or more of the equity of which is owned, directly or indirectly, by USAA, which corporation or other entity in each of the foregoing cases assumes the obligations of the servicer, will be the successor of the servicer under the sale and servicing agreement.

Servicer Replacement Events

“Servicer Replacement Events” under the sale and servicing agreement will consist of:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for five (5) business days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class;

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the sale and servicing agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for ninety (90) days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class (it being understood that no Servicer Replacement Event will result from a breach by the servicer of any covenant for which the repurchase of the affected receivable is specified as the sole remedy under the sale and servicing agreement);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the sale and servicing agreement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for ninety (90) days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class (it being understood that any repurchase of a receivable by the Bank or the servicer will remedy any incorrect representation or warranty with respect to such receivable); and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than ninety (90) days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first bullet point above for a period of ninety (90) days will not constitute a Servicer Replacement Event if that delay or failure was caused by force majeure or other similar occurrence, as certified by the related servicer in an officer’s certificate of that servicer delivered to the indenture trustee.

Upon the occurrence of any Servicer Replacement Event, the sole remedy available to the issuing entity and noteholders will be to remove the servicer and appoint a successor servicer, as provided in this prospectus. However, if the commencement of a bankruptcy or similar case or proceeding were the only Servicer Replacement Event, and a bankruptcy trustee or similar official has been appointed for the servicer, the trustee or such official may have the power to prevent the servicer’s removal.

Removal or Replacement of Servicer

If a Servicer Replacement Event occurs, the indenture trustee may or, acting at the direction of holders of not less than 66 2⁄3% of the principal amount of the notes of the controlling class, will terminate all of the servicing rights and obligations of the servicer with respect to the receivables. The indenture trustee will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator, [the swap counterparty] and the noteholders. Any successor servicer must be an established institution having a net worth of not less than $100,000,000 and whose regular business includes the servicing of comparable motor vehicle receivables having an aggregate outstanding principal amount of not less than $50,000,000.

The servicer may not resign from its servicing obligations and duties except upon determination that the performance of its duties as servicer is no longer permissible under applicable law. No servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties and provided in writing the information reasonably requested by the depositor to comply with its reporting obligations under the Exchange Act with respect to a replacement servicer. The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the Receivables Transfer and Servicing Agreements to any of its affiliates or (b) specific duties to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer of its responsibility with respect to its duties, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, such terminated servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified, until receipt of that notice. If a successor servicer has not been appointed at the time when the terminated servicer ceases to act as servicer of the receivables, the indenture trustee will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement); provided, that if the indenture trustee acts as successor servicer, it will not have any obligations (i) with respect to the repurchase of receivables, (ii) to pay any fees, expenses and other amounts owing to the administrator or (iii) to pay any indemnities owed by the predecessor servicer. The indenture trustee may make arrangements for compensation to be paid to the successor that is not greater than the servicing compensation to the servicer under the sale and servicing agreement. In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer.

The terminated servicer is obligated to cooperate with the indenture trustee and the successor servicer in transferring documentation and any accounts related to the receivables that are held by it to the successor servicer. The terminated servicer is responsible for the reasonable costs of such transfer. The issuing entity will not set aside any funds to cover the costs of such transfer.

Waiver of Past Servicer Replacement Events

If a Servicer Replacement Event occurs, holders of not less than a majority of the principal amount of the controlling class may waive any Servicer Replacement Event without the consent of any of the other noteholders.

Termination

The obligations of the servicer, the Bank, the depositor, the owner trustee, the indenture trustee and the asset representations reviewer under the applicable transaction documents will terminate upon the earlier of (1) the maturity or other liquidation of the last related receivable and the disposition of any amounts received upon liquidation of any such remaining receivables and (2) the payment to noteholders and certificateholders of all amounts required to be paid to them under the Receivables Transfer and Servicing Agreements.

In order to avoid excessive administrative expense, the servicer will be permitted to exercise an optional purchase as described under “Description of the Notes—Optional Prepayment.”

Administration Agreement

The Bank will be the administrator of the issuing entity and will agree to provide the notices and certain reports and to perform other administrative obligations of the issuing entity and the owner trustee required by the indenture. The administrator will be entitled to a periodic administration fee which will be paid by the servicer as compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses related thereto.

The administrator may resign its duties under the administration agreement upon at least sixty (60) days’ prior written notice. The issuing entity may remove the administrator upon:

•

any failure by the administrator to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for five (5) business days after discovery thereof by an officer of the administrator or receipt by the administrator of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class;

•

any failure by the administrator to duly observe or perform in any material respect any other of its covenants or agreements in the administration agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for ninety (90) days after discovery thereof by an officer of the administrator or receipt by the administrator of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class;

•	any representation or warranty of the administrator made in any transaction document to which the administrator is a party or by which it is bound or any certificate delivered pursuant to the administration agreement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for ninety (90) days after discovery thereof by an officer of the administrator or receipt by the administrator of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes, voting together as a single class; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than ninety (90) days) of bankruptcy, insolvency, receivership or liquidation of the administrator.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first bullet point above for a period of ninety (90) days will not constitute an administrator replacement event if that delay or failure was caused by force majeure or other similar occurrence, as certified by the related administrator in an officer’s certificate of that administrator delivered to the indenture trustee.

No such resignation or removal will be effective until the issuing entity has appointed a successor administrator with the consent of the indenture trustee and such successor has agreed to be the administrator.

Accounts

The servicer will cause to be established the following bank accounts, which will be maintained at and in the name of the indenture trustee on behalf of the noteholders [and swap counterparty]:

•	the Collection Account; [and]

•	the Reserve Account[.] [;] [and]

•	[the Yield Supplement Account][.] [; and]

•	[the Pre-Funding Account] [; and]

•	[the Risk Retention Reserve Account]

Deposits to the Collection Account

The servicer will be required to remit collections received with respect to the receivables to the Collection Account within two (2) Business Days after identification. Notwithstanding the foregoing, the servicer may remit collections to the Collection Account on any other alternative remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternative remittance schedule. On or before the payment date, the servicer will cause all collections on the receivables and other amounts constituting Available Funds, to be deposited into the Collection Account. See “—Collections” above.

[On or before the payment date, the servicer will cause all collections on the receivables and other amounts constituting Available Funds [and the yield supplement account draw amount], to be deposited into the Collection Account. [The indenture trustee will deposit into the Collection Account, promptly on the day of receipt, the Net Swap Receipt received from the swap counterparty, if any, for any payment date.] See “—Collections” above.]

On or before each payment date, the servicer will provide written instructions (which may be via electronic mail) to the indenture trustee to withdraw the following amounts from the Reserve Account for deposit into the Collection Account:

•

an amount equal to the lesser of (a) the amount by which the amounts required to be paid pursuant to clauses first through [fifth] under “Application of Available Funds—Priority of Distributions” exceeds

[the sum of (i)] Available Funds for such payment date[ and (ii) the yield supplement account draw amount] or (b) the amount on deposit in the Reserve Account on such payment date; and

•	the Reserve Account Excess Amount.

Reserve Account

The servicer will establish the Reserve Account with the indenture trustee. It will be held in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty]. To the extent that collections on receivables[,] [and] amounts on deposit in the Reserve Account [and amounts paid by the swap counterparty, if any,] are insufficient, the noteholders will have no recourse to the assets of the certificateholder, the servicer[, the swap counterparty] or the depositor as a source of payment on the notes.

The Reserve Account will be funded by a deposit by the depositor on the closing date in an amount equal to $[●] [if the aggregate principal amount issued is $[●] or $[●] if the aggregate principal amount issued is $[●]] (the “Specified Reserve Account Balance”), which is equal to [●]% of the Net Pool Balance as of the Cut-off Date; provided, however, on any Payment Date after the Notes are no longer outstanding following payment in full of the principal and interest on the Notes, the “Specified Reserve Account Balance” will be $[●].

As of any payment date, the amount of funds actually on deposit in the Reserve Account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date prior to an Event of Default that has resulted in an acceleration of the Notes, the issuing entity will deposit into the reserve account the amount, if any, necessary to cause the amount of funds on deposit in the Reserve Account to equal the Specified Reserve Account Balance to the extent set forth above under “Application of Available Funds—Priority of Distributions.”

Amounts on deposit in the Reserve Account may decrease on each payment date, prior to an Event of Default that has resulted in an acceleration of the notes, by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through [fifth] under “Application of Available Funds—Priority of Distributions” above.

[Risk Retention Reserve Account

[If the aggregate principal amount issued is $[●], on][On] or prior to the closing date, the issuing entity will establish a separate account that will be structured to be an eligible horizontal cash reserve account (the “Risk Retention Reserve Account”) and will make a deposit thereto of an amount equal to $[●] on the Closing Date. [If the aggregate principal amount issued is $[●], on or prior to the closing date, the issuing entity will establish a separate account that will be structured to be an eligible horizontal cash reserve account and will make a deposit thereto of an amount equal to $[●] on the Closing Date.] The Risk Retention Reserve Account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. Amounts on deposit in the Risk Retention Reserve Account will be invested as provided in the sale and servicing agreement in permitted investments that are deemed to be “cash equivalents” for purposes of Regulation RR, as determined by the servicer.

The Risk Retention Reserve Account is intended to assist with the payment of interest on and/or principal of the notes and other expenses and amounts owed by the issuing entity in the manner specified below.

Amounts held in the Risk Retention Reserve Account will be held for the benefit of the noteholders. On each payment date, funds will be withdrawn from the Risk Retention Reserve Account to the extent the total required payment for such payment date exceeds the Available Funds and the amounts in the Reserve Account for such payment date and will be deposited in the Collection Account for distribution to the noteholders, in the priority set forth under “Application of Available Funds—Priority of Distributions” [(except that amounts on deposit in the Risk Retention Reserve Account may not be used for this purpose so long as the Bank or an affiliate thereof is the servicer)].]

Permitted Investments

Amounts on deposit in the Collection Account and the Reserve Account [and the Risk Retention Reserve Account] will be invested by the indenture trustee solely at the prior written direction of the servicer in one or more permitted investments that meet certain established investment criteria. All such permitted investments are limited to instruments, obligations or securities that mature so that funds will be available by 10:00 a.m. New York City time on the next payment date. [Amounts on deposit in the Risk Retention Reserve Account may only be invested in permitted investments deemed to be “cash equivalents” for purposes of Regulation RR, as determined by the servicer.]

[Pre-Funding Account]

[On the closing date, $[●] will be deposited from the proceeds of the sale of the notes into an account (the “Pre-Funding Account”) which will be included in the issuing entity property. The pre-funded amount will not be greater than 25% of the proceeds of the offering of the notes. In order to acquire Subsequent Receivables on a Funding Date, certain conditions precedent must be satisfied and the Subsequent Receivables must satisfy the same eligibility criteria as the receivables transferred to the issuing entity on the closing date. The amount of funds withdrawn from the Pre-Funding Account for the acquisition of Subsequent Receivables on a Funding Date will be equal to the purchase price for the receivables with respect to such Subsequent Receivables. The underwriting criteria for Subsequent Receivables are expected to be substantially the same as those for the initial receivables and thus it is expected that the characteristics of the Subsequent Receivables acquired through the Pre-Funding Account will not vary materially from the characteristics of the receivables pool on the closing date.

On the first payment date following the termination of the Funding Period, the indenture trustee will withdraw any remaining funds on deposit in the Pre-Funding Account (excluding investment earnings or income) and pay those remaining funds to the noteholders in sequential order of priority beginning with the Class A-1 notes, if the aggregate of those amounts is $100,000 or less. If the remaining funds in the Pre-Funding Account exceed $100,000, the funds will be paid ratably to the Class A noteholders, until the Class A notes are paid in full[, and then ratably to the Class B noteholders, until the Class B notes are paid in full].

Amounts on deposit in the Pre-Funding Account will be invested by the indenture trustee at the direction of the servicer in permitted investments and investment earnings therefrom will be deposited into the Collection Account as Available Funds on each payment date. Permitted investments are generally limited to obligations or securities that mature on or before the next payment date. However, if the Rating Agency Condition is satisfied, funds in the Pre-Funding Account may be invested in investments that will not mature prior to the next payment date with respect to such notes and which meet other investment criteria.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that prefunding. Neither the Hired Agencies listed under “Summary of Terms of the Notes—Ratings” nor any other person (other than the servicer, the depositor and the issuing entity) will provide independent verification of such certification.]

[Yield Supplement Account

The servicer will establish an account in the name of the indenture trustee for the benefit of the noteholders (the “Yield Supplement Account”). [If the aggregate principal amount issued is $[●], the][The] depositor will fund the Yield Supplement Account on the closing date by making a deposit in an amount equal to at least $[●]. [If the aggregate principal amount issued is $[●], the depositor will fund the Yield Supplement Account on the closing date by making a deposit in an amount equal to at least $[●].] No additional deposits will be made to the

Yield Supplement Account after the closing date. The funds on deposit in the Yield Supplement Account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual Contract Rates. On each payment date, the indenture trustee will withdraw from the Yield Supplement Account the related yield supplement account draw amount for that payment date and deposit that amount in the Collection Account.

Any amounts on deposit in the Yield Supplement Account remaining after the notes have been paid in full will be distributed to the certificateholder.]

Amendments

The trust agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the indenture trustee, any noteholder, the issuing entity, the owner trustee or any other person; the sale and servicing agreement generally may be amended by the depositor and the servicer without the consent of the indenture trustee, any noteholder, the issuing entity, the owner trustee or any other person; and the administration agreement generally may be amended by the administrator without the consent of the indenture trustee, any noteholder, the issuing entity, the owner trustee or any other person, in each case, if one of the following requirements is met by the depositor, servicer or administrator as applicable:

(i)	an opinion of counsel and officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii)	the Rating Agency Condition is satisfied with respect to such amendment and the depositor or servicer so notifies the indenture trustee in writing.

Any amendment to the transaction documents (excluding the indenture) also may be made by the parties thereto with the consent of the holders of a majority in principal amount of the outstanding note balance of the controlling class; for the purpose of adding any provisions to or changing in any manner or eliminating any provision or of modifying in any manner the rights of noteholders; provided, however, that no such amendment may (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding amount of the notes which were required to consent to such matter before giving effect to such amendment.

No amendment will be effective which affects the rights, protections or duties of the owner trustee or indenture trustee [or swap counterparty] [or cap provider] under the transaction documents without the consent of such party, if applicable (which consent is not to be unreasonably withheld or delayed).

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. This summary describes the material provisions common to the notes of the issuing entity. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the notes and the indenture.

Events of Default

The failure to pay principal of a class of notes generally will not result in the occurrence of an Event of Default under the indenture until the final scheduled payment date for that class of notes. See “Risk Factors—The failure to make principal payments on any notes will generally not result in an Event of Default under the indenture until the Final Scheduled Payment Date for the applicable class of notes.”

With respect to the notes issued by the issuing entity an “Event of Default” under the indenture will consist of any of the following:

•	a default continuing for five (5) Business Days or more in the payment of any interest on any notes of the controlling class when the same becomes due and payable;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture, which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for sixty (60) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing a majority of the outstanding principal amount of the notes;

•

any representation or warranty of the issuing entity made in the indenture proves to be incorrect in any material respect when made, which failure materially and adversely affects the rights of the noteholders, and which failure continues unremedied for sixty (60) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the notes; or

•

certain events (which, if involuntary, remain unstayed for more than ninety (90) days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity or its property as specified in the indenture.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of ninety (90) days will not constitute an Event of Default if that delay or failure was caused by force majeure or another similar occurrence, as certified by the issuing entity in an officer’s certificate of the issuing entity delivered to the indenture trustee. The issuing entity will deliver to the indenture trustee, within five (5) days after its occurrence, written notice of any Event of Default, its status and what action the issuing entity is taking or proposes to take with respect thereto.

If any Event of Default (or an event that, with notice or the passage of time or both, would be an Event of Default) occurs and is continuing and of which an officer of the indenture trustee who has direct responsibility for the indenture trustee’s administration of the indenture has actual knowledge or such officer has received written notice of such Event of Default, the indenture trustee will mail to each noteholder and the administrator a notice of that default within ninety (90) days after such officer receives notice or has knowledge thereof. However, unless the default is a default in the payment of principal or interest, the indenture trustee may withhold such notice if and so long as a committee of its officers in good faith determines that withholding the notice is in the interests of the noteholders.

The amount of principal due and payable to holders of a class of notes under the indenture until its final scheduled payment date generally will be limited to amounts available to pay principal thereon. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an Event of Default under the indenture until the final scheduled payment date for such class of notes.

Rights Upon an Event of Default

If an Event of Default (other than an Event of Default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity) should occur and be continuing with respect to the notes of the issuing entity, the indenture trustee may, or if directed by the holders of a majority in principal amount of the controlling class of notes outstanding will, declare the principal of such notes to be immediately due and payable and, upon any such declaration, the unpaid principal amount of such notes, together with accrued and unpaid interest thereon through the date of acceleration, will become immediately due and payable. Such declaration may be rescinded by the holders of a majority in principal amount of the controlling class then outstanding if both of the following occur:

•

the issuing entity has paid or deposited with the indenture trustee enough money to pay: (1) all payments of principal of and interest on all notes and all other amounts that would then be due if the Event of Default causing the acceleration of maturity had not occurred[,][and] (2) all sums paid or advanced by the indenture trustee and the reasonable compensation, expenses, disbursements and advances of the indenture trustee and its agents and counsel [and (3) any payments then due and payable to the swap counterparty under the interest rate swap agreement, if applicable;] and

•	all Events of Default, other than the nonpayment of the principal of the notes that has become due solely by the acceleration, have been cured or waived.

If an Event of Default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity should occur, all unpaid principal, together with all accrued and unpaid interest, of all Notes will automatically become due and payable without any declaration or other act on the part of the indenture trustee or any noteholder.

If an Event of Default has occurred with respect to the notes issued by issuing entity, the indenture trustee may, or at the written direction of holders of a majority in principal amount of the controlling class outstanding will, institute proceedings to collect amounts due on the notes, exercise remedies as a secured party (including foreclosure or sale of the issuing entity property) or elect to maintain the issuing entity property. Upon the occurrence of an Event of Default resulting in acceleration of the notes, the indenture trustee may sell the receivables only if:

•	the holders of 100% of the notes of the controlling class issued by the issuing entity [and the swap counterparty] consent to such liquidation,

•	the proceeds of such sale or liquidation are sufficient to pay in full the principal of and the accrued interest on the notes of the issuing entity then outstanding, or

•

there has been an Event of Default (x) arising from the failure to pay principal or interest when due and the indenture trustee determines that the proceeds of the receivables would not be sufficient on an ongoing basis to make all payments on the notes of the issuing entity as such payments would have become due if such obligations had not been declared due and payable or (y) that relates to an insolvency event, and, in each case, such indenture trustee obtains the consent of the holders of at least 66 2⁄3% of the aggregate outstanding amount of the controlling class of the issuing entity [and the swap counterparty].

Any money received in realizing on issuing entity property will first be applied to pay any due and unpaid fees, expenses and indemnity payments of the indenture trustee and the owner trustee.

In addition, if the Event of Default relates to a default by the issuing entity in observing or performing any covenant or agreement (other than an Event of Default relating to non-payment of interest or principal, insolvency or any other event which is otherwise specifically dealt with by the indenture), the indenture trustee is prohibited from selling the receivables unless the holders of all outstanding notes issued by the issuing entity consent to such sale or the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes of the issuing entity [and all amounts owed to the swap counterparty]. The indenture trustee may also elect to have the issuing entity maintain possession of the receivables and apply collections as received without obtaining the consent of noteholders.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an Event of Default under the indenture occurs and is continuing, such indenture trustee will be under no obligation to exercise any of the rights or powers under such indenture at the request or direction of any of the holders of such notes, unless such noteholders have offered to the indenture trustee reasonable indemnity against the costs, expenses, disbursements, advances and liabilities that might be incurred by it, its agents and its counsel in compliance with such request or direction. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the controlling class outstanding of the issuing entity will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, and the holders of a majority in principal amount of the controlling class outstanding may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of such indenture that cannot be modified without the waiver or consent of the holders of all of the outstanding notes of the issuing entity or a default arising from an insolvency of the issuing entity.

No noteholder will have the right to institute any proceeding with respect to the indenture, unless—

•	such holder previously has given to the indenture trustee written notice of a continuing Event of Default;

•

the holders of not less than 25% in principal amount of the controlling class outstanding of the issuing entity have made written request to such indenture trustee to institute such proceeding in its own name as indenture trustee;

•	such holder or holders have offered the indenture trustee indemnity reasonably satisfactory to it;

•	the indenture trustee has for sixty (60) days after such notice, request and offer of indemnity failed to institute such proceeding; and

•	no direction inconsistent with such written request has been given to the indenture trustee during such 60-day period by the holders of a majority in principal amount of the outstanding note balance.

The indenture trustee and the noteholders, by accepting the notes, will covenant that they will not, prior to the end of the period that is one (1) year and one (1) day after there has been paid in full all debt issued by any securitization vehicle in respect of which the depositor or the Bank holds any interest, institute (or join in) against the issuing entity any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

With respect to the issuing entity, neither the indenture trustee nor the owner trustee in their respective individual capacities, nor any holder of certificates representing an ownership interest in the issuing entity nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns (other than the issuing entity) will be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture.

Modification of Indenture

The issuing entity, together with the indenture trustee (when directed by an issuer request), may, without the consent of the noteholders of the issuing entity or any other person, execute a supplemental indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of the indenture or for the purposes of modifying in any manner the rights of the noteholders under the indenture provided that either (i) such action will not materially and adversely affect the interests of any noteholders as evidenced by (a) an opinion of counsel to that effect delivered to the indenture trustee and (b) an officer’s certificate to that effect delivered to the Indenture Trustee or (ii) the Rating Agency Condition is satisfied with respect to such amendment and the issuing entity notifies the indenture trustee in writing that the Rating Agency Condition is satisfied with respect to such amendment.

The issuing entity, together with the indenture trustee, when authorized by an issuing entity order, also may, with prior notice from the issuing entity to the Hired Agencies and with the consent of the holders of a majority in principal amount of the outstanding note balance of the controlling class, enter into an indenture or supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or of modifying in any manner the rights of the noteholders. Any such supplemental indenture described in the immediately preceding sentence will also require prior notice by the issuing entity to the Hired Agencies, the indenture trustee and the owner trustee and the consent of the holder of each outstanding note affected thereby to the extent such supplemental indenture:

•

changes the final scheduled payment date of any note or reduces the principal amount thereof, the interest rate thereon or the redemption price with respect thereto or changes any place of payment where, or the coin or currency in which, any such note or any interest thereon is payable or impairs the right to institute suit for enforcement of the provisions of the indenture requiring application of funds available as provided in the indenture, to the payment of any such amount due on the notes on or after the respective due dates thereof;

•

reduces the percentage of the aggregate principal amount of the notes outstanding, the consent of the holders of which is required for any such supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in such indenture;

•	modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, any other obligor on such notes, the depositor, the Bank or an affiliate of any of them;

•

reduces the percentage of the aggregate principal amount of the notes outstanding required to direct the indenture trustee to direct the issuing entity to sell or liquidate the receivables after an Event of Default if the proceeds of such sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding notes of the issuing entity;

•

permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for such notes or, except as otherwise permitted or contemplated in such transaction document, terminates the lien of such indenture on any such collateral or deprives the holder of any such note of the security afforded by the lien of such indenture;

•	impairs the right to institute suit for the enforcement of payment; or

•

modifies any of the foregoing items requiring the consent of the noteholders in any respect materially adverse to the interests of the noteholders, except to increase any percentage specified therein or provide that certain additional provisions of the indenture or the other transaction documents cannot be modified or waived without the consent of the holders of all the outstanding notes affected thereby.

No supplemental indenture will be effective which affects the rights, protections or duties of the owner trustee or indenture trustee [or swap counterparty] [or cap provider] under the indenture or the sale and servicing agreement without the consent of such party, if applicable (which consent is not to be unreasonably withheld or delayed).

The Issuing Entity Will be Subject to Covenants Under the Indenture

The issuing entity will not, among other things—

•	engage in any activities other than financing, acquiring, owning, managing and pledging the receivables and the other issuing entity property as contemplated by the applicable transaction documents,

•	except as expressly permitted by the applicable transaction documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity,

•	claim any credit on or make any deduction from the principal and interest payable in respect of the notes of the issuing entity (other than amounts withheld under the Code or applicable state law) or assert any claim against any present or former holder of such notes because of the payment of taxes levied or assessed upon the issuing entity or its property,

•	dissolve or liquidate in whole or in part,

•	merge or consolidate with, or transfer substantially all of its assets to, any other person,

•

permit the validity or effectiveness of the indenture to be impaired, or permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged or otherwise to not constitute a valid first priority security interest in the issuing entity property, or permit any person to be released from any covenants or obligations with respect to such notes under such indenture except as may be expressly permitted thereby,

•

permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof, except for tax, mechanics’ or certain other liens and except as may be created by the terms of the indenture, or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

The issuing entity may not engage in any activity other than as specified under “The Issuing Entity.” The issuing entity will not incur, assume or guarantee any indebtedness other than indebtedness incurred under the notes and indenture, the certificates or otherwise in accordance with the sale and servicing agreement or other documents relating to the issuing entity. The issuing entity may not make any loans, advances, or guaranties or otherwise become liable for any debts, other than as contemplated by the documents relating to the issuing entity. Additionally, except as permitted under the transaction documents and described in this prospectus, the issuing entity will not invest in other securities.

Security Interest in Receivables

The indenture creates a security interest in the receivables owned by the issuing entity in favor of the indenture trustee on behalf of the noteholders [and the swap counterparty]. The issuing entity will perfect such security interest by filing a financing statement under the Uniform Commercial Code with the appropriate authority in the State of Delaware. The issuing entity is obligated to maintain such perfected security interest.

Investor Communications

Investors may send a request to the depositor or the servicer at any time notifying the depositor or the servicer that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor or the servicer may require that the requesting investor provide Verification Documents to confirm that the requesting investor is a beneficial owner of notes. The depositor will include in each monthly distribution report on Form 10-D disclosure regarding any such request received in accordance with the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the date the request was received, a statement to the effect that the issuing entity has received a request from the investor stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents, the name of the investor making the request and a description of the method other investors may use to contact the requesting investor. The servicer will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

The noteholders may communicate with other noteholders with respect to their rights under the indenture. Three or more holders of the notes of the issuing entity or one or more holders of such notes evidencing not less than 25% of the aggregate outstanding principal amount of the outstanding notes may, by written request to the indenture trustee, receive a copy of the current list of noteholders. Upon receipt of such request, the indenture trustee shall promptly furnish a copy of such request to the administrator and the list of noteholders produced in response thereto.

Annual Compliance Statement

The issuing entity will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act, the indenture trustee for the issuing entity will be required to mail each year to all related noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, information regarding a conflicting interest of the indenture trustee, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of certain indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, any change to the property and funds physically held by the indenture trustee as such, any release, or release and substitution, of property subject to the lien of the indenture that has not yet been previously reported, any additional issue of notes that has not been previously reported and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes (i) upon the delivery to the indenture trustee for cancellation of all notes, (ii) upon the deposit with such indenture trustee of funds sufficient for the payment in full of principal of and accrued interest on all notes, (iii) upon payment by the issuing entity of all other sums payable under the indenture, including amounts due to the indenture trustee [and the Swap Counterparty] [and the cap provider] and (iv) upon delivery by the issuing entity of certain opinions and officer’s certificates specified in the indenture.

Documents to be Delivered by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will deliver to each noteholder, not later than the latest date permitted by law, such information as may be required by law to enable such holder to prepare its federal and state income tax returns.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time with thirty (30) days’ prior written notice, in which event the administrator, on behalf of the issuing entity, will be obligated to appoint a successor trustee. The administrator, on behalf of the issuing entity, will be obligated to remove an indenture trustee with thirty (30) days’ prior written notice if such indenture trustee ceases to be eligible to continue as such under the indenture, if such indenture trustee becomes insolvent, a receiver or other public officer takes charge of the indenture trustee or the indenture trustee otherwise becomes incapable of acting. In such circumstances, the administrator, on behalf of the issuing entity, will be obligated to appoint a successor trustee for the notes of the issuing entity. In addition, a majority of the controlling class may remove the indenture trustee without cause with thirty (30) days’ prior written notice and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee and payment of all fees, expenses and indemnities owed to the retiring indenture trustee. To be eligible to act as indenture trustee, an entity must satisfy section 310(a) of the Trust Indenture Act, have a combined capital and surplus of at least $50,000,000 and have long-term debt that is rated investment grade by the Hired Agencies or otherwise be at acceptable to such Hired Agencies. The administrator is responsible for the expenses incurred in changing the indenture trustee.

AFFILIATION AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

USAA Acceptance, LLC, as depositor, created the issuing entity. USAA Acceptance, LLC is a wholly-owned subsidiary of USAA Federal Savings Bank. The issuing entity is an affiliate of USAA Acceptance LLC and USAA Federal Savings Bank. USAA Federal Savings Bank is the sponsor, seller and servicer of the motor vehicle loans and administrator of the issuing entity.

The owner trustee[,] [and] the indenture trustee [and the [swap counterparty] [cap provider]] are banking corporations that the sponsor and its affiliates may have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee[,] [and] the indenture trustee [and the swap counterparty] will be acting in similar capacities for other asset-backed transactions of the sponsor for similar or other pool-asset types. The owner trustee and the indenture trustee charge fees for their services and such fees, to the extent they are not paid by the servicer, will be payable out of the cash flows of the issuing entity.

SOME IMPORTANT LEGAL ISSUES RELATING TO THE RECEIVABLES

Security Interests in the Receivables

The receivables are either “tangible chattel paper” or “electronic chattel paper,” (collectively, “chattel paper”) each as defined in the Uniform Commercial Code (the “UCC”) in effect in the States of Texas and New York. Pursuant to the UCC, the sale of chattel paper is treated in a manner similar to perfection of a security interest in chattel paper. In order to protect the issuing entity’s ownership interest in its receivables, the Bank will file UCC-1 financing statements with the appropriate governmental authorities in the State of Texas to give notice of the depositor’s acquisition of the receivables and the depositor will file UCC-1 financing statements with the appropriate governmental authorities in the State of Delaware to give notice of the issuing entity’s ownership of its receivables and their proceeds. Under the sale and servicing agreement, the depositor will be obligated to maintain the perfection of the issuing entity’s ownership interest in the receivables. However, a purchaser of chattel paper who gives new value and takes possession of the original contracts in tangible form or “control” of the authoritative copy of the contracts in electronic form in the ordinary course of such purchaser’s business has priority over a security interest in the chattel paper which is perfected by filing UCC-1 financing statements, and not by possession by the original secured party, if such purchaser acts in good faith without knowledge that doing so violates the rights of the other secured party. Any such purchaser would not be deemed to have such knowledge by virtue of the UCC filings and would not learn of the sale of the receivables from a review of the documents evidencing the receivables since they would not be marked to show such sale, although the Bank’s master computer records will indicate such sale. See “Risk Factors—Interests of other persons in the receivables could reduce the funds available to make payments on your notes.”

Security Interests in the Financed Vehicles

The receivables consist of motor vehicle installment loans made pursuant to contracts with obligors for the purchase of automobiles and light-duty trucks and also constitute personal property security agreements that include grants of security interests in the financed vehicles under the UCC in the applicable jurisdiction. Perfection of security interests in the financed vehicles generally is governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In all states in which the receivables have been originated, a security interest in a vehicle is perfected by notation of the secured party’s lien on the vehicle’s certificate of title or actual possession by the secured party of such certificate of title, depending upon applicable state law. The practice of the Bank is to effect such notation or to obtain possession of the certificate of title, as appropriate under the laws of the state in which a vehicle securing a motor vehicle installment loan originated by the Bank is registered. The receivables prohibit the sale or transfer of the financed vehicle without the Bank’s consent.

The Bank will assign its security interest in the individual financed vehicles to the depositor and the depositor will then assign its interest in that security interest to the issuing entity purchasing the receivables. However, because of the administrative burden and expense and since the Bank remains as servicer of the receivables, neither the Bank nor any other person will amend the certificates of title to identify the depositor or the issuing entity as the new secured party and, accordingly, the Bank will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, such assignment is an effective conveyance of such security interest without amendment of any lien noted on the related certificates of title and the new secured party succeeds to the Bank’s rights as the secured party as against creditors of the obligor. In some states, in the absence of such endorsement and delivery, neither the indenture trustee, the issuing entity nor the trustee may have a perfected security interest in the financed vehicle. In such event or in the event that the Bank did not have a perfected first priority security interest in the financed vehicle, the only recourse of the issuing entity vis-à-vis third parties would be against an obligor on an unsecured basis. See “Description of the Receivables Transfer and Servicing Agreements—Sale and Assignment of Receivables.” If there are any financed vehicles as to which the Bank has failed to perfect the security interest assigned to the issuing entity, (a) that security interest would be subordinate to, among others, holders of perfected security interests and (b) purchasers of such financed vehicles would take possession free and clear of that security interest.

Except as described above, in the absence of fraud or forgery by a vehicle owner or administrative error by state recording officials, the notation of the lien of the seller on the certificate of title will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in the financed vehicle. To avoid the administrative burden and costs, no action will be taken to record the transfer of the security interest in a financed vehicle from the seller to the depositor and from the depositor to the issuing entity by amendment of the certificate of title for the financed vehicle or otherwise. As a result, the security interest of the issuing entity in the financed vehicle could be deemed to be unperfected. There also exists a risk in not identifying the issuing entity as the new secured party on the certificate of title that, through fraud or negligence, the security interest of the issuing entity could be released without the consent of the issuing entity.

If the owner of a financed vehicle moves to a state other than the state in which such financed vehicle initially is registered, under the laws of most states the perfected security interest in the financed vehicle would continue for four months after such relocation and thereafter until the owner re-registers the financed vehicle in such state. A majority of states generally require surrender of a certificate of title to re-register a vehicle. Accordingly, the seller must surrender possession if it holds the certificate of title to such financed vehicle or, in the case of financed vehicles originally registered in a state which provides for notation of lien but not possession of the certificate of title by the holder of the security interest in the related motor vehicle, the seller would receive notice of surrender if the security interest in the financed vehicle is noted on the certificate of title. Accordingly, the seller would have the opportunity to re-perfect its security interest in the financed vehicle in the state of relocation. In states which do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle installment loans, the seller takes steps to effect such re-perfection upon receipt of notice of re-registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the seller must surrender possession of the certificate of title or will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the receivable before release of the lien. Under the sale and servicing agreement, the servicer will be obligated to take such steps, at the servicer’s expense, as are necessary to maintain perfection of security interests created by each receivable in the financed vehicles and must purchase the receivable if it fails to do so and the receivable is materially and adversely affected.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York recently passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of many states, certain possessory liens for repairs performed on a motor vehicle and storage thereof, as well as certain rights arising from the use of a motor vehicle in connection with illegal activities, may take priority even over a perfected security interest. Certain federal tax liens may have priority over the lien of a secured party. The seller will represent in the purchase agreement that as of the Cut-off Date it has no knowledge of any such liens with respect to any financed vehicle. However, such liens could arise at any time during the term of a receivable. No notice will be given to the indenture trustee if such a lien arises.

Enforcement of Security Interests in Financed Vehicles

The servicer on behalf of the issuing entity may take action to enforce its security interest by repossession and resale of the financed vehicles securing the issuing entity’s receivables. The actual repossession may be contracted out to third party contractors. Under the UCC and laws applicable in most states, a creditor can repossess a motor vehicle securing a loan by voluntary surrender, “self-help” repossession that is “peaceful” or, in the absence of voluntary surrender and the ability to repossess without breach of the peace, by judicial process. The UCC and consumer protection laws in most states place restrictions on repossession sales, including requiring prior notice to the debtor and commercial reasonableness in effecting such a sale. In the event of such repossession and resale of a financed vehicle, the issuing entity would be entitled to be paid out of the sale proceeds before such proceeds could be applied to the payment of the claims of unsecured creditors or the holders of subsequently perfected security interests or, thereafter, to the defaulting obligor.

Under the UCC and laws applicable in most states, a creditor is entitled to obtain a deficiency judgment from a debtor for any deficiency on repossession and resale of the motor vehicle securing such debtor’s loan. The UCC requires a written explanation of any surplus or deficiency before the deficiency can be collected or if the consumer obligor requests an explanation. Failure to comply with the explanation requirements can result in penalties to the creditor. Some states impose prohibitions or limitations on deficiency judgments. Moreover, a defaulting obligor may not have sufficient assets to make the pursuit of a deficiency judgment worthwhile.

Certain other statutory provisions, including federal and state bankruptcy and insolvency laws, and general equitable principles may limit or delay the ability of a lender to repossess and resell collateral or enforce a deficiency judgment.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle installment loan has all the remedies of a secured party under the UCC, except as specifically limited by other state laws. Among the UCC remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless that means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the receivable. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). In some states, after the financed vehicle has been repossessed, the obligor may reinstate the receivable by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

The UCC and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid outstanding principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the UCC provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The UCC also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC. In particular, if the collateral is consumer goods, the UCC grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the UCC permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the UCC requires the creditor to remit the surplus to the obligor.

The Bank generally does not pursue legal actions on deficiency balances with its members.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss

Warranty Act, the CFPB’s Regulations B and Z, the Gramm-Leach-Bliley Act, the SCRA, unfair, deceptive or abusive acts or practices including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. In addition, the Bank is subject to regulation by the OCC and the CFPB which may impose a number of restrictions on the consumer lending activities of federal thrifts such as the Bank. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, to the extent not preempted by applicable federal law such as the Homeowners’ Loan Act and its implementing regulations, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and their affiliates and non-depository institutions offering financial products and services to consumers, including automobile loans and retail automobile leases. The Bank is subject to regulation and supervision by the CFPB. We understand that the CFPB has also recently begun investigations concerning certain automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products. If any of the Bank’s practices were found to violate applicable laws, the Bank could be obligated to repurchase from the issuing entity any receivable that fails to comply with law. In addition, we, the Bank or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect such issuing entity.

In the ordinary course of its business, the Bank also periodically performs internal reviews of its compliance with various federal and state consumer protection laws and related regulations for potential violations. Depending upon the results of these reviews and analyses or any regulatory agency actions, the Bank may consider voluntarily providing, or may be required to provide, remuneration, which could include reductions to the interest rates or outstanding principal balance on the applicable automobile loans.

The Bank has, and in the future may, periodically enhance its compliance program or engage in voluntary remuneration, including reducing the interest rates or outstanding principal balance on and making lump-sum cash payments to obligors of certain affected automobile loans, on the basis of sampling and without any determination of any violation of law. If the Bank, as servicer, were to voluntarily reduce the interest rate or outstanding principal balance on any automobile loan, it may be required under the applicable transaction documents to repurchase the affected receivables; however, under some circumstances the servicer would not be required under the applicable transaction documents to repurchase the affected receivables. See “Description of the Receivables Transfer and Servicing Agreements—Servicing Procedures” for a discussion of the purchase obligations of the servicer.

Certain Matters Relating to Insolvency

The Bank is a federally chartered savings association subject to regulation and supervision by the OCC, and its deposits are insured to the applicable limits by the FDIC. If the Bank becomes insolvent, is in an unsound condition, engages in certain violations of its by-laws or regulations or if other similar circumstances occur, the OCC is authorized to appoint the FDIC as conservator or receiver. The FDIC, as conservator or receiver, is authorized to repudiate any “contract” of the Bank if the FDIC determines that the performance of the contract is burdensome and that repudiation would promote the orderly administration of the Bank’s affairs. This authority may permit the FDIC to repudiate the transfer of motor vehicle loans to the issuing entity.

The FDIC has adopted regulations entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the power that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. The transaction contemplated herein [is] [is not] intended to comply with the FDIC Rule.

The transfer of receivables under the purchase agreement between the Bank and the depositor is structured with the intent that it will be characterized as a legal true sale and not as a grant of a security interest to secure a debt. If the transfers are so characterized, then the FDIC likely would not be able to recover the transferred receivables using its repudiation powers.

If the FDIC nevertheless recharacterizes the transfer of motor vehicle loans to the issuing entity as a grant of a security interest to secure a debt, it could repudiate the debt and recover the motor vehicle loans as assets of the Bank. In this case, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages” but the term does not include damages for lost profits or opportunity. The staff of the FDIC takes the position that upon repudiation these damages would not include interest accrued to the date of actual repudiation, so that the issuing entity would have a claim for interest only through the date of the appointment of the FDIC as conservator or receiver. Since the FDIC may delay repudiation for up to one-hundred-eighty (180) days following that appointment, the issuing entity may not have a claim for interest accrued during this one-hundred-eighty (180) day period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the issuing entity’s “actual direct compensatory damages” in the event the FDIC repudiated the transfer of motor vehicle loans to the issuing entity under the sale and servicing agreement, the amount paid to the issuing entity could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the notes issued by the issuing entity and the interest accrued thereon and unpaid to the date of payment.

If the FDIC were appointed as conservator or receiver for the Bank, the FDIC could:

•	require the trustee of the issuing entity to go through an administrative claims procedure to establish its right to payments collected on the motor vehicle loans held by the issuing entity,

•	request a stay of proceedings with respect to the issuing entity’s claims against the Bank,

•

repudiate without compensation the Bank’s ongoing obligations under the sale and servicing agreement, such as the duty to collect payments or otherwise service the motor vehicle loans, or its obligations under an administration agreement to provide administrative services to the issuing entity; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to ninety (90) days.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

The FDIC, as conservator or receiver, may have the power to (i) prevent the indenture trustee or the noteholders from appointing a successor servicer under the sale and servicing agreement or (ii) authorize the Bank to stop servicing the motor vehicle loans.

If the FDIC were to take any of these actions, payments of principal and interest on the securities issued by the issuing entity could be delayed or reduced. See “Risk Factors–FDIC receivership or conservatorship of the Bank could result in delays in payments or losses on your notes.”

Certain Regulatory Matters

The operations and financial condition of the Bank, as originator and sponsor, and its affiliates are subject to extensive regulation and supervision and to various requirements and restrictions under federal banking laws. The OCC, Federal Reserve Board and the FDIC have broad enforcement powers over the Bank and its affiliates. [For example, in January 2019, the OCC and the Bank entered into a consent order related to the Bank’s compliance management systems, risk governance framework and information technology program. The Bank has established a compliance committee to monitor the implementation of the actions required by the consent order. Furthermore, the Bank is enhancing and updating policies, procedures, processes and controls to address the finding of the consent order.] These enforcement powers may adversely affect the operations of the issuing entity and the rights of the noteholders under the sale and servicing agreement and administration agreement prior to the appointment of a receiver or conservator.

If the OCC or the FDIC find that any agreement or contract, including the sale and servicing agreement or administration agreement, of the sponsor, or the performance of any obligation under such an agreement or contract, or any activity of the sponsor that is related to its obligations under such an agreement or contract, constitutes an unsafe or unsound practice, violates any law, rule, regulation, or written condition or agreement applicable to the sponsor or would adversely affect the safety and soundness of the sponsor, that banking agency has the power to order or direct the sponsor, among other things, to rescind that agreement or contract, refuse to perform that obligation, terminate that activity, or take such other action as the banking agency determines to be appropriate. The sponsor may not be liable for contractual damages for complying with such an order or directive, and noteholders may not have any legal recourse against the applicable banking agency.

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions became effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions could have on any particular company, including USAA Capital Corporation, USAA, the depositor or the issuing entity, or their respective creditors.

Potential Applicability to USAA Capital Corporation, USAA, the depositor and the issuing entity. There is uncertainty about which companies could be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA as a “covered financial company,” the Secretary of the Treasury (in consultation with the

President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and a liquidation of such company pursuant to OLA would mitigate these adverse effects. USAA Capital Corporation and USAA could be subject to OLA. Because the Bank is an insured depository institution, it would not be subject to OLA.

Under certain circumstances, the issuing entity or the depositor as a “covered subsidiary” of USAA Capital Corporation or USAA could be subject to the provisions of OLA as a “covered financial company.” For the issuing entity or the depositor to be subject to receivership under OLA as a “covered subsidiary” (1) the FDIC would have to be appointed as receiver for USAA Capital Corporation or USAA under OLA as described above, (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or the depositor, as applicable, is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of USAA Capital Corporation or USAA, as applicable.

No assurance can be given that OLA would not apply to USAA Capital Corporation, USAA, the depositor or the issuing entity or their respective affiliates, or that, if it were to apply, the timing and amounts of payments to the noteholders or certificateholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of USAA Capital Corporation or of a covered subsidiary, including the depositor or the issuing entity under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which USAA Capital Corporation, the depositor or the issuing entity or covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the relevant entity’s affairs. In January 2011, the then-Acting General Counsel of the FDIC, later appointed as General Counsel of the FDIC (the “FDIC General Counsel”), issued an advisory opinion regarding, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include USAA Capital Corporation, the depositor or the issuing entity, cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act (which, among other things, grants the FDIC, as receiver, the power to repudiate certain contracts), if the FDIC were to become receiver for a covered financial company, which could include USAA Capital Corporation, the depositor or the issuing entity, the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although the FDIC General Counsel’s advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of ninety (90) days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving an intermediate purchaser, the depositor or the issuing entity, are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables from the depositor to the issuing entity with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the FDIC

General Counsel’s advisory opinion rendered in January 2011 and other applicable law, the sponsor believes that the FDIC likely would not be able to recover the receivables transferred using its repudiation power. However, if those transfers were not respected as legal true sales, then the issuing entity under the applicable sale and servicing agreement would be treated as having made a loan to the depositor, secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If the depositor were placed in receivership under OLA, the FDIC could assert that the depositor effectively still owned the transferred receivables because the transfers by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the Receivables Transfer and Servicing Agreements are respected as legal true sales, as receiver for the depositor or the issuing entity, the FDIC could:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•

if the issuing entity were a covered subsidiary, require the indenture trustee for the related notes or the owner trustee for the related certificates to go through an administrative claims procedure to establish the right to payments on the notes or certificates, as applicable; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the depositor or the issuing entity.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which the depositor or the issuing entity or a covered subsidiary (including the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of the depositor or the issuing entity or any covered subsidiary or affect any contractual rights of the depositor or the issuing entity or a covered subsidiary (including the issuing entity) that is subject to OLA, without the consent of the FDIC for ninety (90) days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” under the Bankruptcy Code.

If the FDIC, as receiver for the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity could be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If the depositor or the issuing entity or any of their respective affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by the depositor or the issuing entity or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the FDIC General Counsel issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, the FDIC issued a final rule effective August 15, 2011, that, among other things, codified the FDIC General Counsel’s advisory opinion. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against the depositor and the issuing entity as provided in the purchase agreement and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed and may be reduced.

Repurchase Obligation

The Bank will make representations and warranties in the transaction documents that each receivable complies with all requirements of law in all material respects. If any representation and warranty proves to be incorrect with respect to any receivable, has certain material and adverse effects and is not timely cured, the Bank may be required under the applicable transaction documents to repurchase the affected receivables. The Bank may be, subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of the Bank’s representations or warranties.

Servicemembers Civil Relief Act

Under the terms of the SCRA, a borrower who enters military service after the origination of such obligor’s receivable may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the SCRA is forgiven. [As of the date of this prospectus, the servicer sets a maximum interest rate on receivables affected by the application of the SCRA of 4% during the related obligor’s active duty status, and extends such maximum for 12 months beyond the end of such obligor’s active duty status. If, with respect to any receivable, the servicer reduces the related interest rate after the cut-off date other than as required by applicable law (including without limitation the SCRA) or court order, the servicer is obligated to repurchase such receivable from the issuing entity.] The SCRA applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the SCRA. Because the SCRA applies to obligors who enter military service (including reservists who are called to active duty) after origination of the receivable, no information can be provided as to the number of receivables that may be affected by the SCRA. In addition, military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. Application of the SCRA would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the SCRA or similar state laws or regulations which would not be recoverable from the receivables, would result in a reduction of the amounts distributable to the noteholders. Also, the SCRA and the laws of some states impose similar limitations during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the SCRA or similar state laws or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your securities. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the SCRA or similar state laws or regulations may result in delays in payments or losses on your securities.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable. Additional information about legal or regulatory provisions of particular jurisdictions may be presented in this prospectus if a material concentration of receivables exists in those jurisdictions.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. For example, the City of New York passed legislation requiring a purchaser of delinquent loans to be licensed as a debt collector. It is not clear what delinquent means under that law, but it is possible that, as a result of not being properly licensed under state or local law, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

LEGAL PROCEEDINGS

[Other than as described in this prospectus, there are no legal or governmental proceedings pending, or to the knowledge of the sponsor, threatened, against the sponsor, depositor, indenture trustee, owner trustee, issuing entity, [swap counterparty,] [cap provider,] asset representations reviewer, servicer or originator, or of which any property of the foregoing is the subject, that are material to noteholders.]

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL INVESTMENT

[Money Market Fund Investment

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the

“Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Investment Company Act Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●]][Rule [●]] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardised securitization and amending certain other European Union directives and regulations (as amended, the “EU Securitization Regulation”) is directly applicable in member states of the European Union (the “EU”) and will be applicable in any non-EU states of the European Economic Area (the “EEA”) in which it has been implemented.

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor”, defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR (such affiliates, together with all such institutional investors, the “EU Affected Investors”).

With respect to the United Kingdom (the “UK”), relevant UK-established or UK-regulated persons are subject to the restrictions and obligations of the EU Securitization Regulation as retained under the domestic laws of the United Kingdom as “retained EU law”, by operation of the European Union (Withdrawal) Act 2018, as amended (the “UK Withdrawal Act”) and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended from time to time) (the “UK Securitization Regulation”, and together with the EU Securitization Regulation, the “Securitization Regulations”).

Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) (the “UK Due Diligence Requirements” and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this preliminary prospectus to “the applicable Due Diligence Requirements” shall mean such Due Diligence Requirements to which a particular Affected Investor is subject)) by an “institutional investor”, defined to include (a) an insurance undertaking as defined in section 417(1) of the Financial Services and Markets Act 2000 (the “2000 Act”); (b) a

reinsurance undertaking as defined in section 417(1) of the 2000 Act; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorised for the purposes of section 31 of the 2000 Act; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 which markets or manages AIFs (as defined in regulation 3 of those Regulations) in the UK; (e) a management company as defined in section 237(2) of the 2000 Act; (f) a UCITS as defined by section 236A of the 2000 Act, which is an authorized open ended investment company as defined in section 237(3) of the 2000 Act; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013 (“UK CRR Firms”), as it forms part of UK domestic law by virtue of the UK Withdrawal Act. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of such CRR firms (such affiliates, together with all such institutional investors, the “UK Affected Investors” and, together with the EU Affected Investors, the “Affected Investors”).

None of the Bank, the depositor, the servicer, the sponsor nor any other party to the transactions described in this prospectus or any of their respective Affiliates will retain or commit to retain a 5% material net economic interest with respect to this transaction in accordance with the EU Securitization Regulation or the UK Securitization Regulation or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable the compliance by EU Affected Investors with the EU Due Diligence Requirements or by the UK Affected Investors with the UK Due Diligence Requirements, or to comply with the requirements of any other law or regulation now or hereafter in effect in the EU or in any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions by the Affected Investors. Consequently, the Notes may not be a suitable investment for an Affected Investor, and this may affect the secondary market for the Notes. The arrangements as described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the Notes described in this prospectus may result in the imposition of a penalty regulatory capital charge on such investment or of other regulatory sanctions by the competent authority of such Affected Investor.

Prospective investors are responsible for analyzing their own regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the Notes for investment. The transaction described in this prospectus is structured in a way that is unlikely to allow the Affected Investors to comply with their applicable Due Diligence Requirements.]

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. The summary does not purport to deal with U.S. federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules. For example, it does not discuss the tax treatment of noteholders that are insurance companies, regulated investment companies, dealers or traders in securities, U.S. expatriates, banks, financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” disregarded entities or passthroughs. Additionally, this summary does not deal with the U.S. federal income tax consequences of any investor treated as a partnership for U.S. federal income tax purposes. If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a noteholder, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A noteholder that is a partnership for U.S. federal income tax purposes and the partners in such partnership should consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes, as the case may be. In addition, unless otherwise specified, the discussion regarding the notes is limited to the U.S. federal income tax consequences of the initial investors and not a purchaser in the secondary market and to investors who are unrelated to the issuing entity and have purchased notes and who hold those notes as capital assets within the meaning of Section 1221 of the Code.

The following discussion generally deals with the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes to a U.S. Person and, unless otherwise specified, does not deal with the U.S. federal income tax consequences to a Foreign Person. However, the discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws. Prospective investors should consult their own tax advisor with regard to the application of the tax consequences discussed herein to their particular situation and the application of any non-U.S. or U.S. federal, state and local tax and tax treaties, including income, gift and estate tax laws.

The following summary is based upon current provisions of the Code, the Treasury regulations promulgated thereunder and judicial or ruling authority, all of which are subject to change, which change may be retroactive. There are no cases or Internal Revenue Service (“IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes and the certificates. Each issuing entity will be provided with an opinion of Federal Tax Counsel regarding certain material U.S. federal income tax matters discussed below. An opinion of Federal Tax Counsel, however, is not binding on the IRS or the courts. As a result, the IRS may disagree with all or a part of the discussion below. No ruling on any of the issues discussed below will be sought from the IRS. For purposes of the following summary, references to the issuing entity, the notes, the certificates and related terms, parties and documents shall be deemed to refer, unless otherwise specified herein, to each issuing entity and the notes, certificates and related terms, parties and documents applicable to such issuing entity. Prospective investors are urged to consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Tax Characterization of the Issuing Entity

On the closing date and subject to certain assumptions and qualifications, Federal Tax Counsel will render an opinion to the effect that, for U.S. federal income tax purposes:

•

the notes (other than notes, if any, beneficially owned by (i) the issuing entity or a person considered the same person as the issuing entity for U.S. federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered the same person as the issuing entity for U.S. federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury

Regulation section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be characterized as debt and

•	the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

Tax Consequences to Holders of the Notes

Treatment of the Notes as Indebtedness. The depositor will agree, and the noteholders will agree by their purchase of notes, to treat the notes as debt for U.S. federal income tax purposes. In general, whether a class of notes issued by the issuing entity constitutes debt or equity for U.S. federal income tax purposes is a question of fact, the resolution of which is based upon the economic substance of such class rather than its form or label. Although the IRS and the courts have set forth several factors to be taken into account in determining whether a given class of notes or trust certificates will be treated as debt or equity, the primary factor in making this determination is whether the noteholder or certificateholder, as applicable, has assumed the risk of loss or other economic burdens relating to the property of the issuing entity and has obtained the benefits of ownership thereof. Federal Tax Counsel will analyze and rely upon several factors with respect to any opinion that any class of notes is treated as debt for U.S. federal income tax purposes. Federal Tax Counsel will advise the issuing entity that the notes (other than notes, if any, beneficially owned by the issuing entity or a person considered the same person as the issuing entity for U.S. federal income tax purposes) will be classified as debt for U.S. federal income tax purposes.

Treasury Regulations under Section 385 of the Code address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under these Treasury Regulations, any notes treated as stock under these rules could result in adverse tax consequences to such related party noteholder, including that U.S. federal withholding taxes could apply to distributions on the notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. The issuing entity does not expect that these Treasury Regulations will apply to any of the notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Moreover, the depositor and the owner trustee will be able to amend the trust agreement in the future without the consent of noteholders as required to prevent the application of such Treasury Regulations to the notes in the case of a sale of trust certificates to a third party. Prospective investors should note that these Treasury Regulations are complex, and are urged to consult their tax advisors regarding the possible effects of these rules.

The discussion below assumes the characterization of the notes as debt for U.S. federal income tax purposes is correct.

OID, Indexed Securities, etc. The discussion below assumes that all payments on the notes are denominated in U.S. dollars, that the notes are not indexed securities or strip notes, and that principal and interest is payable on the notes. Moreover, the discussion assumes that the interest formula for the notes meets the requirements for “qualified stated interest” under Treasury regulations (the “OID regulations”) relating to original issue discount (“OID”), and that any OID on the notes (generally, any excess of the principal amount of the notes over their issue price) does not exceed a de minimis amount (i.e., 1⁄4% of their principal amount multiplied by the number of full years included in their term), all within the meaning of the OID regulations. If a class of notes offered hereunder is in fact issued at a greater than de minimis discount or is treated as having been issued with greater than de minimis OID under the OID regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. A noteholder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the noteholders regarding OID, if any, will be based on the assumption that the motor vehicle loans will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the motor vehicle loans. Accordingly, noteholders are advised to consult their own tax advisors regarding the impact of any prepayments of the motor vehicle loans (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain. If the notes are not issued with OID but a holder purchases a note at a discount greater than the de minimis amount set forth above, such discount will be market discount. Generally, a portion of each principal payment will be treated as ordinary income to the extent of the accrued market discount not previously recognized as income. Gain on sale of such note is treated as ordinary income to the extent of the accrued but not previously recognized market discount. Market discount generally accrues ratably, absent an election to base accrual on a constant yield to maturity basis.

Noteholders should consult their tax advisors with regard to OID and market discount matters concerning their notes.

Interest Income on the Notes. As described above and except as discussed in the following paragraph, the notes will not be considered issued with OID. The stated interest thereon will be taxable to a noteholder as ordinary interest income when received or accrued in accordance with such noteholder’s method of tax accounting. Interest that is not considered qualified stated interest must be accrued under the OID rules. For interest to be qualified stated interest there must be legal remedies available to compel timely payment (at least annually) or the terms of the instrument must make nonpayment or late payment sufficiently remote. Although the interest payments on the subordinate notes can be deferred in certain circumstances, the issuing entity intends to treat such potential deferral as sufficiently remote for purposes of OID rules and to treat all stated interest on the subordinate notes as qualified stated interest. Under the OID regulations, a holder of a note issued with a de minimis amount of OID must include such OID in income, on a pro rata basis, as principal payments are made on the note. It is believed that any prepayment premium paid as a result of a mandatory redemption will be taxable as contingent interest when it becomes fixed and unconditionally payable. A purchaser that buys a note for more or less than its principal amount will generally be subject, respectively, to the premium amortization or market discount rules of the Code.

A holder of a note that has a fixed maturity date of not more than one year from the issue date of such note (a “Short-Term Note”) may be subject to special rules. An accrual basis holder of a Short-Term Note (and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Code) generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period. Cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the Short-Term Note). However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include interest on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Sale or Other Disposition. If a noteholder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular noteholder will equal the holder’s cost for the note, increased by any market discount, acquisition discount, OID (including de minimis OID) and gain previously included by such noteholder in income with respect to the note and decreased by the amount of bond premium (if any) previously amortized and by the amount of principal payments previously received by such noteholder with respect to such note. Any such gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest and accrued market discount not previously included in income. Any capital gain recognized upon a sale, exchange or other disposition of a note will be long-term capital gain if the seller’s holding period is more than one year and will be short-term capital gain if the seller’s holding period is one year or less. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult with their own tax advisors concerning the U.S. federal tax consequences of the sale, exchange or other disposition of a note.

Potential Acceleration of Income. An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The Treasury Department released final Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). U.S. Persons should consult their tax advisors with regard to these rules.

Net Investment Income. Certain non-corporate U.S. holders are subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes interest, original issue discount and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. holders should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Foreign Holders. Interest payments made (or accrued) to a noteholder who is a Foreign Person generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax and withholding tax, subject to the discussion of FATCA and backup withholding below, if the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person (or under certain tax treaties is not attributable to a U.S. permanent establishment maintained by such Foreign Person) and the Foreign Person (i) is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor (including a holder of 10 percent of the outstanding certificates) or a “controlled foreign corporation” with respect to which the issuing entity or the seller is a “related person” within the meaning of the Code and (ii) provides the indenture trustee or other person that is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (e.g., IRS Form W-8BEN, IRS Form W-8BEN-E or successor form), signed under penalty of perjury, certifying that the beneficial owner of the note is a Foreign Person and providing the Foreign Person’s name and address. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an appropriate IRS Form W-8BEN, IRS Form W-8BEN-E or successor form provided by the Foreign Person that owns the note. A foreign partnership holding notes on its own behalf may be subject to substantially increased reporting requirements and should consult its tax advisor. If such interest is not portfolio interest, then generally it will be subject to withholding tax at a rate of 30 percent, unless the Foreign Person provides a properly executed (1) IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid is not subject to withholding tax because it is effectively connected with the Foreign Person’s conduct of a trade or business in the United States. If the interest is effectively connected income, the Foreign Person, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such interest at graduated rates.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Foreign Person will be exempt from U.S. federal income and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person (or under certain tax treaties is not attributable to a U.S. permanent establishment maintained by such Foreign Person) and (ii) in the case of an individual Foreign Person, the Foreign Person is not present in the United States for one-hundred-eighty-three (183) days or more in the taxable year and does not otherwise have a “tax home” within the United States.

FATCA. Sections 1471 through 1474 of the Code and the Treasury regulations thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) impose certain additional reporting requirements imposed on certain Foreign Persons, including certain foreign financial institutions, investment funds and other non-financial foreign entities. In general a 30% withholding tax could be imposed on payments of interest, dividends and, beginning January 1, 2019, gross proceeds from the disposition of assets producing such income made to any such Foreign Person unless such Foreign Person complies with certain reporting requirements regarding its direct and indirect United States shareholders, noteholders and/or United States accountholders. Such withholding could apply to payments regardless of whether they are made to such Foreign Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that payments on the notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If withholding tax under FATCA were to be deducted or withheld from payments on the notes or on a disposition of the notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. In such event, investors may receive less interest or principal than expected. Treasury regulations were recently published in proposed form that eliminate withholding on payments of gross proceeds. Pursuant to the proposed regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final regulations are issued. Holders should consult their own tax advisors regarding the potential application and impact of the FATCA rules on them based on their particular circumstances.

Backup Withholding. Each holder of a note (other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident) will be required to provide, under penalty of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt noteholder fail to provide the required certification, the issuing entity will be required to withhold on the amount otherwise payable to the holder and remit the withheld amount to the IRS as a credit against the holder’s U.S. federal income tax liability.

Possible Alternative Treatments of the Notes. If, contrary to the opinion of Federal Tax Counsel, the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the notes might be treated as equity interests in the issuing entity. If any class of notes is treated as equity for U.S. federal income tax purposes, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership. Additionally, even if all the notes were treated as debt for U.S. federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for U.S. federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership.

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected holders, according to their respective interests therein. Under current law, the amount and timing of items of income and deductions reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, all U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. Payments on the recharacterized notes would likely be treated as “guaranteed payments” within the meaning of Section 707 of the Code, in which case the amount and timing of income to a U.S. noteholder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments”, note that U.S. noteholders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of recharacterized notes with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Code. Any income allocated to a noteholder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt noteholder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a noteholder that is a Foreign Person might be required to file a U.S. individual or corporate income tax return, as the case may be, and it is possible that (i) such person may be subject to (x) withholding of tax on the purchase price paid to it in the event of a disposition of the note (treated as a partnership interest) and (y) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) or (ii) gross income allocated to such person may be subject to a 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty.

In addition, under new partnership audit rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the partnership audit provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, if the IRS makes an adjustment to the issuing entity’s taxable year, it is possible the holders of equity in the issuing entity for the audited taxable year may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income tax at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the holder would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to holder would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to holder and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

Reportable Transactions. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a “reportable transaction” (as defined in Sections 6011 and 6707A of the Code). Prospective investors are advised to consult their own tax advisers regarding any possible disclosure obligations in light of their particular circumstances.

STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of any issuing entity, notes, certificates or holders of any notes or certificates issued by an issuing entity under any state or local tax laws. The activities of the servicer in servicing and collecting on the receivables will take place at each of the locations at which the servicer’s operations are conducted and, therefore, different tax regimes may apply to the issuing entity and the holders of the notes. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to income related to receivables collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Noteholders are urged to consult their own tax advisors with respect to state and local tax treatment of any issuing entity, as well as any state and local tax consequences arising out of the purchase, ownership and disposition of notes.

*  *  *

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon a noteholder’s or certificateholder’s particular tax situation. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes and certificates, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

Subject to the following discussion, the notes may be acquired by or on behalf of a Benefit Plan or Plan subject to Similar Law. Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that acquired notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for classes of notes that are subordinated to other classes of notes. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes, the subsequent acquisition of the notes or interest therein by a Benefit Plan or Plan subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the underwriter, the indenture trustee, the owner trustee or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest to the Benefit Plan. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan and persons who are parties in interest solely by reason of providing services to the Benefit Plan or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plans should consult with their legal advisors regarding the applicability of any such exemption.

Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to Title I of ERISA and are also not subject to the prohibited transaction provisions under Section 4975 of the Code. However, such plans may be subject to Similar Law. In addition, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental and church plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the notes, as well as general fiduciary considerations.

By acquiring a note (or interest therein), each purchaser and transferee (and its fiduciary, if applicable) is deemed to represent and warrant that either (i) it is not acquiring the note (or interest therein) with the assets of a Benefit Plan or Plan subject to Similar Law; or (ii) (a) the note is rated at least “BBB-“ or its equivalent by a nationally recognized statistical rating agency at the time of purchase or transfer, and (b) the acquisition and holding of the note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law.

A Plan fiduciary considering the acquisition of notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters, for whom [●] and [●] are acting as representatives, has severally agreed to purchase, the initial principal amount of the notes set forth opposite its name below (collectively, the “offered notes”):

Underwriters	Principal Amount of Class A-1 Notes			Principal Amount of Class A-2[-A] Notes			[Principal Amount of Class A-2-B Notes]			Principal Amount of Class A-3 Notes			Principal Amount of Class A-4 Notes			Principal Amount of Class B Notes
[●]	$			$			$			$			$			$
[●]
[●]
[●]
[●]
[●]

Total	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]	$	[	●]

The depositor has been advised by the underwriters that they propose initially to offer the offered notes to the public at the applicable prices set forth on the front cover of this prospectus. If all of the offered notes are not sold at the initial offering price, or at any time after the initial public offering of the offered notes, the public offering prices and other selling terms may change.

The underwriting discounts and commissions, the selling concessions that the underwriters may allow to certain dealers, and the discounts that such dealers may reallow to certain other dealers, expressed as a percentage of the aggregate initial principal amount of the offered notes shall be as follows:

	Underwriting Discount and Commissions		Net Proceeds to the Depositor(1)		Selling Concessions Not to Exceed		Reallowance Not to Exceed
Class A-1 Notes		%		%		%		%
Class A-2[-A] Notes		%		%		%		%
[Class A-2-B Notes		%		%		%		%]
Class A-3 Notes		%		%		%		%
Class A-4 Notes		%		%		%		%
Class B Notes		%		%		%		%

(1)	Before deducting expenses payable by the depositor estimated at $[●].

[One or more majority-owned affiliates of the Bank will initially retain [all of the Class [_] notes and ][●]% of the initial principal amount of each [other] class of notes and the depositor or one of its affiliates may initially retain an additional amount of all or one or more classes of notes (the “Retained Notes”).] Any Retained Notes will not be sold to the Underwriters under the underwriting agreement. Any Retained Notes will not be sold to the Underwriters under the underwriting agreement. Any Retained Notes that are not required to be retained by the Bank or majority-owned affiliates of the Bank in order to comply with Regulation RR may be sold from time to time to purchasers directly by the depositor or an affiliate of the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or an affiliate of the depositor. If the Retained Notes are sold through underwriters or broker-dealers, the depositor or an affiliate of the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

United Kingdom

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any UK retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes.

Each underwriter has also represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

European Economic Area

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any EU retail investor in the EEA. For the purposes of this provision:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes.

General

Until the distribution of the notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes.

If the underwriters create a short position in the notes in connection with this offering (i.e., they sell more notes than the aggregate initial principal amount set forth on the front cover of this prospectus), the underwriters may reduce that short position by purchasing notes in the open market.

The underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase notes in the open market to reduce the underwriters’ short position or to stabilize the price of such notes, they may reclaim the amount of the selling concession from any underwriter or selling group member who sold those notes as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

None of the Bank, the depositor or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above might have on the price of the notes. In addition, none of the Bank, the depositor or any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

The notes are new issues of notes and there currently is no secondary market for the notes. The underwriters for the notes expect to make a market in the notes but will not be obligated to do so. We cannot assure you that a secondary market for the notes will develop. If a secondary market for the notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your notes.

The [indenture trustee] [servicer] [administrator] may, from time to time, on behalf of the issuing entity, invest the funds in the Collection Account[, the Yield Supplement Account] and the Reserve Account in investments acquired from or issued by the underwriters.

In the ordinary course of business, some of the underwriters and their affiliates have engaged and may engage in investment banking and commercial banking transactions with the Bank, the depositor and their respective affiliates. [One of the underwriters, or its affiliates, may be the swap counterparty under the interest rate swap agreement.] [One of the underwriters, or its affiliates, may be the cap provider under the cap agreement.]

Subject to certain conditions, the depositor and the Bank have agreed (or will agree) jointly and severally (subject to certain limits set forth in the transaction documents) to indemnify the underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof, and the depositor and the Bank have agreed (or will agree) to reimburse certain expenses of the underwriters in connection with the offering of the notes. If the obligations of the underwriters have been terminated by the Bank and the depositor, the depositor fails to tender the underwritten notes for delivery to the underwriters or the underwriters decline to purchase the underwritten notes under certain permitted circumstances, the Bank will reimburse the underwriters for the fees and expenses of their counsel and such other out-of-pocket expenses.

The closings of the sale of each class of the offered notes are conditioned on the closing of the sale of each other class of offered notes.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by such investor’s representative within the period during which there is an obligation to deliver a prospectus, the depositor or such underwriter will promptly deliver, without charge, a paper copy of this prospectus.

LEGAL MATTERS

Certain legal matters and U.S. federal income tax matters relating to the notes will be passed upon for the depositor by Mayer Brown LLP. Certain legal matters relating to the notes will be passed upon for the underwriters by [●].

Certain other legal matters will be passed upon for the Bank by [●], [●].

GLOSSARY OF TERMS

“10 percent shareholder” has the meaning specified in “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of the Notes.”

“60-Day Delinquent Receivables” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“AAA” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Dispute Resolution.”

“ABS” has the meaning specified in “Maturity and Prepayment Considerations–Weighted Average Life of the Notes.”

“ABS Tables” has the meaning specified in “Maturity and Prepayment Considerations–Weighted Average Life of the Notes.”

“Acting General Counsel” has the meaning specified in “Some Important Legal Issues Relating to the Receivables—Dodd Frank Orderly Liquidation Framework.”

“administrator” means the Bank, in its capacity as administrator of the issuing entity under an administration agreement.

“asset-level data” has the meaning specified in “The Receivables Pool—Asset-Level Information.”

“Asset Review” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“Available Funds” means, for any payment date and the related Collection Period, an amount equal to the sum of the following amounts: (i) all collections received by the servicer during such Collection Period, (ii) the sum of the repurchase prices deposited in the Collection Account with respect to each receivable that will be repurchased by the Bank or purchased by the servicer on that payment date because of certain breaches of representations and warranties, [and] (iii) the Reserve Account Excess Amount for such Payment Date; provided, however, that the term “Available Funds” also includes the optional purchase price on any redemption date[,] [(iv) the Net Swap Receipts (excluding any swap termination payments received from the swap counterparty and deposited into the swap termination payment account), (v) amounts on deposit in the swap termination payment account that exceed the cost of entering into a replacement interest rate swap agreement or any amounts on deposit in the swap termination payment account if the issuing entity determines not to replace the initial interest rate swap agreement and the Rating Agency Condition is met with respect to such determination, and (vi) the amount by which any amounts received from a replacement swap counterparty in consideration for entering into a replacement swap agreement exceeds the payments due to the swap counterparty following the termination of the interest rate swap agreement following an event of default or termination event under the interest rate swap agreement].

“Benchmark” means, initially, [insert floating rate benchmark applicable to any floating rate notes.]3

“Benefit Plan” has the meaning specified in “ERISA Considerations” in the “Summary of the Terms of the Notes” section of this prospectus.

“book-entry notes” means the notes that are held in the U.S. through DTC and in Europe through Clearstream or Euroclear.

[3]

[Note: The prospectus with respect to any Series which includes floating rate notes will include additional defined terms, as applicable, with respect to the related benchmark and any benchmark replacement.]

“Business Day” is a day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York, the State of Delaware[, the State of Minnesota, the State of Illinois] or the State of Texas, or the State in which the corporate trust office of the indenture trustee [or the principal place of business of the swap counterparty] is located, are authorized or obligated by law, executive order or government decree to be closed.

“cap provider” has the meaning specified in “Description of the Notes—Interest Rate Cap Agreement.”

“Cap Receipt” has the meaning specified in “Description of the Notes—Interest Rate Cap Agreement.”

“Cap Termination Payment” has the meaning specified in “Description of the Notes—Interest Rate Cap Agreement.”

“Cap Termination Payment Account” has the meaning specified in “Description of the Notes—Interest Rate Cap Agreement.”

“Cede” means Cede & Co.

“chattel paper” has the meaning specified in “Some Important Legal Issues Relating to the Receivables—Security Interests in the Receivables.”

“Class A Noteholders” means the holders of record of the Class A-1 Notes, the Class A-2[-A] Notes[, the Class A-2-B Notes], the Class A-3 Notes and the Class A-4 Notes.

“Class B Noteholders” means the holders of record of the Class B Notes.

“Class A Notes” means the Class A-1 Notes, the Class A-2[-A] Notes[, the Class A-2-B Notes,] the Class A-3 Notes and the Class A-4 Notes.

“Clearstream” means Clearstream Banking, société anonyme, a professional depository under the laws of Luxembourg.

“closing date” means on or about [●] [●], 20[●].

“Code” means the Internal Revenue Code of 1986, as amended, modified or supplemented from time to time, and any successor law thereto, and the regulations promulgated and the rulings issued thereunder.

“Collection Account” means an account established pursuant to the sale and servicing agreement, held in the name of the indenture trustee, into which the servicer is required to deposit collections on the receivables and other amounts.

“Collection Period” means, with respect to the first payment date, the period from the Cut-off Date to and including [●], 20[●] and, with respect to each subsequent payment date, the calendar month preceding the calendar month in which such payment date occurs.

“Contract Rate” means with respect to a receivable, the rate per annum at which interest accrues under the retail motor vehicle installment loan evidencing such receivable.

“controlling class” means the Class A Notes, voting together as a single class, as long as any Class A Notes are outstanding, and thereafter, the Class B Notes, as long as any Class B Notes are outstanding (excluding, in each case, notes held by the issuing entity, any other obligor upon the notes, the certificateholder, the servicer or any affiliate of the foregoing).

“CRR” has the meaning specified in “Legal Investment—European Risk Retention and Due Diligence Requirements.”

“Cut-off Date” means the close of business on [●] [●], 20[●].

“defaulted receivable” means with respect to any Collection Period, any receivable (i) that the servicer determines is unlikely to be paid in full or (ii) with respect to which at least 5% of a scheduled payment is one-hundred twenty (120) or more days delinquent at any time during such Collection Period. The outstanding principal balance of any receivable that becomes a “defaulted receivable” will be deemed to be zero as of the date it becomes a “defaulted receivable.”

“Delinquency Percentage” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“Delinquency Trigger” means, for any payment date and the related Collection Period, [●]%.

“DTC” means The Depository Trust Company and any successor depository selected by the indenture trustee.

“Eligibility Representations” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Representations and Warranties.”

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Euroclear” means a professional depository operated by Euroclear Bank SA/NV.

“Events of Default” under the indenture will consist of the events specified under “The Indenture—Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDIC Rule” has the meaning specified in “Some Important Legal Issues Relating to the Receivables–Certain Matters Relating to Insolvency.”

“Federal Tax Counsel” means Mayer Brown LLP, as special U.S. federal tax counsel for the issuing entity.

“Final Scheduled Payment Date” for each class of notes means the respective date set forth on the front cover of this prospectus or, if such date is not a Business Day, the next succeeding Business Day.

“First Allocation of Principal” means, for any payment date, an amount equal to the excess, if any, of (a) the note balance of the Class A Notes as of that payment date (before giving effect to any principal payments made on the Class A Notes on that payment date) over (b) the Net Pool Balance as of the last day of the related Collection Period [minus the yield supplement overcollateralization amount]; provided, that the First Allocation of Principal will not exceed the outstanding note balance of the Class A Notes; provided, further, that the First Allocation of Principal on and after the Final Scheduled Payment Date for any class of Class A Notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A Notes to zero.

“Foreign Person” means a nonresident alien, foreign corporation or other entity that is neither a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor a U.S. Person.

“FSMA” means The Financial Services and Markets Act 2000.

“Funding Date” means each date (but not more than once per week) after the closing date on which subsequent receivables are purchased by the issuing entity.

“Funding Period” means the period from the closing date until the earliest of (1) two full calendar months following the closing date; (2) the date the amount on deposit in the Pre-Funding account is $10,000 or less; and (3) the occurrence of an event of default under the indenture.

“Hired Agency” means each rating agency hired by the sponsor to rate the notes issued by the issuing entity.

“indenture” means the indenture by and between the issuing entity, as issuer of the notes, and the indenture trustee.

“Instituting Noteholders” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“investors” has the meaning specified in “Description of the Notes—General.”

“IRS” has the meaning specified in “Material U.S. Federal Income Tax Consequences.”

“issuing entity” has the meaning specified in “The Issuing Entity–Limited Purpose and Limited Assets.”

“the issuing entity property” has the meaning specified in “The Issuing Entity–The Issuing Entity Property.”

“liquidation proceeds” means, with respect to any receivable (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle or a deficiency balance recovered from the related obligor after the charge-off of that receivable) on that receivable, in each case net of any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the related obligor; provided, however, that the repurchase price for any Purchased Receivable will not constitute liquidation proceeds.

“London Business Day” has the meaning specified in “Description of the Notes—Payments of Interest.”

[“Moody’s” means Moody’s Investors Service, Inc. and any successor in interest that is a nationally recognized statistical rating organization.]

“Net Pool Balance” means the aggregate outstanding principal balance of all receivables of the issuing entity as of the date of determination.

[“Net Swap Payment” means for the interest rate swap agreement, the net amount with respect to regularly scheduled payments, if any, owed by the issuing entity to the swap counterparty on any payment date, including prior unpaid Net Swap Payments and any accrued interest thereon under the interest rate swap agreement, but excluding Swap Termination Payments.]

[“Net Swap Receipts” means for the interest rate swap agreement, the net amounts owed by the swap counterparty to the issuing entity, if any, on any payment date, excluding any Swap Termination Payments.]

“Noteholder Direction” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“Notes” means the Class A Notes and the Class B Notes.

“OID” has the meaning specified in “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of the Notes.”

“OID regulations” has the meaning specified in “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of the Notes.”

“OLA” has the meaning specified in “Some Important Legal Issues Relating to the Receivables—Dodd Frank Orderly Liquidation Framework.”

“payment date” means the date on which the issuing entity will pay interest and principal on the notes, which will be the [●] day of each month or, if any such day is not a Business Day, the next Business Day, commencing on [●] [●], 20[●].

“Plans” has the meaning specified in “ERISA Considerations” in the “Summary of the Terms of the Notes” section of this prospectus.

“Prepayments” has the meaning specified in “Maturity and Prepayment Considerations.”

“Pre-Funding Account” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Pre-Funding Account.”

“Principal Distribution Account” means an account established and maintained pursuant to the sale and servicing agreement, held in the name of the indenture trustee.

“Prospectus Directive” has the meaning specified in the “Notice to Residents of the European Economic Area.”

“PTCE” has the meaning specified in “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans.”

“Purchased Receivable” means a receivable that has been (a) repurchased by the Bank due to certain breaches of representations or warranties made by the Bank with respect to such receivable, (b) purchased by the servicer due to certain breaches of servicing covenants or (c) purchased by the servicer (or its designee) pursuant to the election of the Servicer’s purchase option.

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that rating agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes or (b) that such Hired Agency has been given notice of that event or circumstance at least ten (10) days prior to the occurrence of that event or circumstance (or, if ten (10) days’ advance notice is impracticable, as much advance notice as is practicable) and such Hired Agency shall not have issued any written notice that the occurrence of that event will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Hired Agency has any duty to review any notice given with respect to any event, and it is understood that such Hired Agency may not actually review notices received by it prior to or after the expiration of the ten (10) day period described in (b) above. Further, each Hired Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event had been previously satisfied pursuant to clause (a) or clause (b) above.

“Receivables Transfer and Servicing Agreements” means, collectively, (i) the purchase agreement under which the depositor will purchase receivables from the Bank, (ii) the sale and servicing agreement under which the issuing entity will purchase receivables from the depositor and the servicer will agree to service such receivables, (iii) the trust agreement under which the issuing entity will be created and certificates will be issued and (iv) the administration agreement under which the Bank will undertake certain administrative duties.

“Recoveries” means, with respect to any Collection Period, all monies received by the servicer with respect to any defaulted receivable during any Collection Period following the Collection Period in which such receivable became a defaulted receivable, net of any fees, costs and expenses incurred by the servicer in connection with the collection of such receivable and any payments required by law to be remitted to the obligor.

“Regular Allocation of Principal” means, with respect to any payment date, an amount equal to the lesser of (i) the note balance of the notes on that payment date (before giving effect to any payments made to holders of the notes on that payment date) and (ii) an amount equal to:

•	the excess of:

•	the note balance of the notes on that payment date (before giving effect to any payments made to holders of the notes on that payment date); minus

•	the sum of the First Allocation of Principal and the Second Allocation of Principal, if any, for such payment date;

•	over:

•	the Net Pool Balance as of the last day of the related Collection Period less the Targeted Overcollateralization Amount.

“Regulation” has the meaning specified in “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans.”

“Relevant Implementation Date” has the meaning specified in “Underwriting—European Economic Area.”

“Review Expenses” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“Review Satisfaction Date” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

“Reserve Account” means the account which the servicer will establish pursuant to the sale and servicing agreement in the name of the indenture trustee into which the depositor will deposit the Reserve Initial Deposit on the closing date and into and from which the issuing entity will make the other deposits and withdrawals specified in this prospectus.

“Reserve Account Excess Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the amount of cash or other immediately available funds in the Reserve Account (excluding any net investment earnings) on that payment date, after giving effect to all deposits to and withdrawals from the Reserve Account relating to that payment date, over (b) the Specified Reserve Account Balance with respect to that payment date.

“Reserve Initial Deposit” means an amount equal to at least $[●] of the net pool balance as of the cut-off date, which will initially be deposited into the Reserve Account, [if the aggregate principal amount issued is $[●], or $[●], if the aggregate principal amount issued is $[●],] which will initially be deposited into the Reserve Account.

“Risk Retention Reserve Account” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Risk Retention Reserve Account.”

“Rule 193 Information” has the meaning specified in “The Receivables Pool–Review of Pool Assets.”

[“S&P” means S&P Global Ratings, a division of S&P Global, and any successor in interest that is a nationally recognized statistical rating organization.]

“sale and servicing agreement” means the sale and servicing agreement among the depositor, as seller, the Bank, as servicer, the issuing entity, as purchaser and the indenture trustee.

“SCRA” means the Servicemembers Civil Relief Act of 2003, as amended.

“SEC” means the Securities and Exchange Commission.

“Second Allocation of Principal” means, for any payment date an amount equal to the excess, if any, of (a) the sum of the note balance of the Class A Notes and the Class B Notes (before giving effect to any principal payments made on the Notes on such Payment Date) minus the First Allocation of Principal for the specified payment date over (b) the Net Pool Balance as of the last day of the related Collection Period [minus the yield supplement overcollateralization amount]; provided, however, that the Second Allocation of Principal on and after the Final Scheduled Payment Date for the Class A Notes or the Class B Notes will not be less than the amount that is necessary to reduce the note balance of each such class, as applicable, to zero (after the application of the First Allocation of Principal).

[“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under the interest rate swap agreement due to (i) the failure of the issuing entity to make Net Swap Payments due under the interest rate swap agreement, (ii) illegality of performance under the interest rate swap agreement or (iii) the occurrence of bankruptcy or insolvency events with respect to the issuing entity.]

“servicer” means the Bank, acting in its capacity as servicer of the receivables under the sale and servicing agreement.

“Servicer Replacement Events” under the sale and servicing agreement will consist of the events specified under “Description of the Receivables Transfer and Servicing Agreements—Servicer Replacement Events.”

“Servicing Fee” means a fee payable to the servicer on each payment date for servicing the receivables which is equal to the product of (i) one-twelfth (or in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the [initial] Cut-off Date to and including the last day of the first Collection Period and the denominator of which is 360), (ii) [●]% and (iii) the Net Pool Balance as of the first day of the related Collection Period (or, in the case of the first payment date, the [initial] Cut-off Date).

“Short-Term Note” has the meaning specified in “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of the Notes.”

“Similar Law” has the meaning set forth in “ERISA Considerations” in the “Summary of the Terms of the Notes” section of this prospectus.

“Simple Interest Receivable” has the meaning set forth in this prospectus.

“Specified Reserve Account Balance” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Accounts—Reserve Account.”

[“Standard & Poor’s” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor in interest that is a nationally recognized statistical rating organization. ]

“Subject Receivables” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Asset Representations Review.”

[“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under the interest rate swap agreement other than a Senior Swap Termination Payment.]

[“Subsequent Receivables” means additional receivables sold by the Bank to the issuing entity during a Funding Period after the closing date.]

[“Subsequent Transfer Date” means each date specified as a transfer date on which Subsequent Receivables will be sold by the Bank to the issuing entity.]

“Supplemental Servicing Fee” means, for each Collection Period, the amount of any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges and (iv) other administrative fees or similar charges collected during that Collection Period.

[“Swap Termination Payment” means payments due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under the interest rate swap agreement, including interest that may accrue thereon, due to a termination of the interest rate swap agreement due to an “event of default” or “termination event” under the interest rate swap agreement.]

“ Targeted Overcollateralization Amount” means, with respect to any payment date, the greater of (a) the result of (i) [●]% of the Net Pool Balance on such Payment Date minus (ii) the Specified Reserve Account Balance and (b) [●]% of the Net Pool Balance as of the Cut-off Date [if the aggregate principal amount issued is $[●]] [or the greater of (a) the result of (i) [●]% of the Net Pool Balance on such Payment Date minus (ii) the Specified Reserve Account Balance and (b) [●]% of the Net Pool Balance as of the Cut-off Date [if the aggregate principal amount issued is $[●]]. The Targeted Overcollateralization Amount shall not exceed the Net Pool Balance on such Payment Date.

“trust agreement” means the trust agreement between the owner trustee and the depositor.

“Trust Indenture Act” means the Trust Indenture Act of 1939.

“UCC” has the meaning specified in “Some Important Legal Issues Relating to the Receivables—Security Interests in the Receivables.”

“U.S. Person” means (i) a citizen or resident of the United States, (ii) a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, a state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) the trust has filed a valid election to be treated as a United States person under the Code and applicable Treasury regulations.

“USAA” means United Services Automobile Association and its successors.

“Yield Supplement Account” has the meaning specified in “Description of the Receivables Transfer and Servicing Agreements—Yield Supplement Account.”

“yield supplement overcollateralization amount” has the meaning specified in “Description of the Notes—Credit Enhancement.”

INDEX OF PRINCIPAL TERMS

10 percent shareholder	158, 166
2000 Act	154
60-Day Delinquent Receivables	123, 166
AAA	126, 166
ABS	90, 166
ABS Tables	91, 166
Acting General Counsel	166
administrator	166
Affected Investors	154
amortization period	18
Appendix A	89
Asset Review	125, 166
asset-level data	75, 166
Available Funds	118, 166
Bank	7, 62
Benchmark	166
Benefit Plan	22, 166
book-entry notes	166
Business Day	167
cap provider	8, 113, 167
Cap Rate	114
Cap Receipt	113, 167
Cap Termination Payment	114, 167
Cap Termination Payment Account	114, 167
CARES Act	51
Cede	167
CFPB	49, 62
chattel paper	143, 167
Class A Noteholders	167
Class A Notes	167
Class A-2 notes	7
Class B Noteholders	167
clean-up call	14
Clearstream	105, 167
closing date	8, 167
Code	167
Collection Account	167
Collection Period	167
Contract Rate	167
controlling class	167
COVID-19	36
CRR	153, 168
cut-off date	8
Cut-off Date	168
defaulted receivable	168
Delinquency Percentage	123, 168
Delinquency Trigger	123, 168
depositor	7, 61
Dodd-Frank Act	49, 149
DTC	168

Due Diligence Requirements	154
Early Amortization Event	111
EEA	153
Eligibility Representations	122, 168
ERISA	168
EU	153
EU Affected Investors	153
EU Due Diligence Requirements	153
EU Retail Investor	4
EU Securitization Regulation	153
Euroclear	105, 168
EUWA	3
event of default	15
Event of Default	137
Events of Default	168
excess interest	13
Exchange Act	168
FATCA	159
FDIC	46, 62
FDIC General Counsel	150
FDIC Rule	48, 147, 168
Federal Tax Counsel	168
Final Scheduled Payment Date	168
First Allocation of Principal	168
fixed rate notes	7
floating rate notes	7
Foreign Account Tax Compliance Act	159
Foreign Person	168
FSMA	169
Funding Date	17, 169
Funding Period	169
Hired Agencies	21
Hired Agency	169
indenture	169
Instituting Noteholders	124, 169
Interest Rate Cap Agreement	113
Investment Company Act	21, 153
investors	105, 169
IRS	155, 169
issuing entity	7, 57, 169
LIBOR	56
liquidation proceeds	169
London Business Day	169
MIFID II	4
Moody’s	169
motor vehicle loans	68
net pool balance	14
Net Pool Balance	169
net swap payment	13
Net Swap Payment	169

I-1

Net Swap Receipts	170
note owner	105
Noteholder Direction	125, 170
Notes	170
OCC	46, 62
offered notes	8
OID	156, 170
OID regulations	156, 170
OLA	149, 170
Outstandings	86
payment date	170
pre-funding account	17
Pre-Funding Account	135, 170
Prepayments	89, 170
PRIIPS Regulation	4
Principal Distribution Account	170
PROSPECTIVE DIRECTIVE	3
Prospectus Directive	170
PTCE	162, 170
Purchase Amount	122
Purchased Receivable	170
Rating Agency Condition	170
Receivables Transfer and Servicing Agreements	171
record date	8, 105
Recoveries	171
Regular Allocation of Principal	171
Regulation	161, 171
Regulation RR	20
Relevant Implementation Date	171
requesting party	19, 126
Reserve Account	171
Reserve Account Excess Amount	171
Reserve Initial Deposit	172
Retained Notes	163
Review Expenses	125, 171
Review Satisfaction Date	123, 171
revolving period	17
Risk Retention Reserve Account	134, 172
Rule 193 Information	87, 172
S&P	172
sale and servicing agreement	172
Scheduled Principal Payments	66
SCRA	53, 172
SEC	1, 172
Second Allocation of Principal	172
Securitization Regulations	154
senior swap termination payment	13

Senior Swap Termination Payment	172
servicer	172
Servicer Replacement Events	130, 172
Servicing Fee	172
Short-Term Note	157, 173
Similar Law	22
Similar Laws	173
Simple Interest Receivable	173
Specified Reserve Account Balance	134, 173
Standard & Poor’s	173
statistical cut-off date	8
Subject Receivables	173
Subordinated Swap Termination Payment	173
subordinated swap termination payments	13
subsequent cut-off date	8
subsequent receivables	17
Subsequent Receivables	173
Subsequent Transfer Date	173
Supplemental Servicing Fee	173
swap counterparty	8
Swap Termination Payment	173
targeted overcollateralization amount	11
Targeted Overcollateralization Amount	173
the issuing entity property	58, 169
trust	57
trust agreement	173
Trust Indenture Act	173
U.S. Person	174
UCC	143, 173
UCITS	153
UK	153
UK Affected Investors	154
UK CRR Firms	154
UK Due Diligence Requirements	154
UK PRIIPS Regulation	3
UK Prospectus Regulation	3
UK Retail Investor	3
UK Securitization Regulation	154
UK Withdrawal Act	153
USAA	50, 62, 174
Verification Documents	123
Yield Supplement Account	135, 174
yield supplement overcollateralization amount	116, 174

I-2

APPENDIX A

Static Pool Information about Certain Prior Securitizations

[The information in Appendix A also will be presented in graphical format.]

Original Summary Pool Characteristics	[●]	[●]	[●]	[●]	[●]
Cut-Off Date
Closing Date
Number of Receivables in Pool
Original Pool Balance
Average Receivable Balance
Weighted Average Contract Rate
Weighted Average Original Term(1)
Weighted Average Remaining Term(1)
Weighted Average FICO®(2)
Minimum FICO®(2)
Maximum FICO®(2)
% of Original Pool Balance w/No FICO®
Product Type: New Vehicle (% Original Pool Balance)
Product Type: Used Vehicle (% of Original Pool Balance)
Dist. of Receivables by Contract Rate (% of Original Pool Balance)(3)
1.51%— 2.00%
2.01%— 2.50%
2.51%— 3.00%
3.01%— 3.50%
3.51%— 4.00%
4.01%— 4.50%
4.51%— 5.00%
5.01%— 5.50%
5.51%— 6.00%
6.01%— 6.50%
6.51%— 7.00%
7.01%— 7.50%
7.51%— 8.00%
8.01%— 8.50%
8.51%— 9.00%
9.01%— 9.50%
9.51%—10.00%
10.01%—10.50%
10.51%—11.00%
11.01%—11.50%
11.51%—12.00%
12.01%—12.50%
12.51%—13.00%
13.01%—13.50%
13.51%—14.00%
14.01%—14.50%
14.51%—15.00%
15.01%—15.50%
15.51%—16.00%
16.01%—16.50%
16.51%—17.00%
17.01%—17.50%
Total

(1)	Weighted average original term and weighted average remaining term are rounded to the nearest month.
(2)	Weighted average FICO® score and range of FICO® scores are calculated excluding accounts for which we do not have a FICO® score.
(3)	May not add to 100.00% due to rounding.

Geographic Distribution of Receivables representing more than 5.00% of original outstanding principal balance
[ ]
[ ]
[ ]
[ ]
[ ]

Prepayment Speed(1)

Period(2)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

The prepayment speed is a measurement of the non-scheduled amortization of the pool of receivables and is derived by calculating a survival factor which is calculated by dividing (i) the actual pool factor by (ii) the zero prepayment amortization factor. The “actual pool factor” is the outstanding principal balance of the receivables as of the last day of a Collection Period divided by the Cut-off Date principal balance of the receivables. The “zero prepayment amortization factor” is the scheduled principal balance as of the last day of a Collection Period divided by the Cut-off Date principal balance of the receivables. The “scheduled principal balance” is the Cut-off Date principal balance of the receivables minus the aggregate scheduled principal payments on the receivables through and including the last day of a Collection Period. “Scheduled principal payments” is the required principal payment of the receivables based on the weighted average coupon of the receivables as of the last day of a Collection Period and weighted average remaining term of the receivables as of the last day of a Collection Period. The survival factor is converted to a prepayment speed by dividing (i) the survival factor as of the last day of the preceding Collection Period (for the first period, the Cut-off Date) minus the survival factor as of the last day of the related Collection Period by (ii) the sum of (a) one and (b) the product of (x) the survival factor as of the last day of the preceding Collection Period (for the first period, the Cut-off Date) minus the survival factor as of the last day of the related Collection Period and (y) the weighted average original term as of the Cut-off Date minus the weighted average remaining term as of the Cut-off Date.

(2)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

Monthly Net Cumulative Losses(1)

Period(2)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

The monthly net cumulative loss percentage is calculated by dividing the cumulative net dollars charged off, which is the gross principal balance charged off for any receivables less any recoveries received (net of expenses), by the original pool balance of the receivables.

(2)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

30 - 59 Days Delinquent(1)(2)

Period(3)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

Delinquencies include principal amounts only. The period of delinquency is based on the number of days payments are contractually past due. A payment is delinquent if the obligor pays less than [●]% of the contractual payment amount by the due date.

(2)

The monthly delinquency percentage is calculated by dividing the total remaining principal balance of the receivables 30 days or more but less than 60 days past due by the month end principal balance of the total pool of receivables.

(3)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

60 - 89 Days Delinquent(1)(2)

Period(3)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

Delinquencies include principal amounts only. The period of delinquency is based on the number of days payments are contractually past due. A payment is delinquent if the obligor pays less than [●]% of the contractual payment amount by the due date.

(2)

The monthly delinquency percentage is calculated by dividing the total remaining principal balance of the receivables 60 days or more but less than 90 days past due by the month end principal balance of the total pool of receivables.

(3)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

90 - 119 Days Delinquent(1)(2)(3)

Period(4)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

Delinquencies include principal amounts only. The period of delinquency is based on the number of days payments are contractually past due. A payment is delinquent if the obligor pays less than [●]% of the contractual payment amount by the due date.

(2)

The monthly delinquency percentage is calculated by dividing the total remaining principal balance of the receivables 90 days or more but less than 120 days past due by the month end principal balance of the total pool of receivables.

(3)	Receivables 120 days or more past due are charged off and are reflected in the presentation of the monthly cumulative net loss information.
(4)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

Total 30+ Days Delinquent(1)(2)(3)

Period(4)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
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(1)

Delinquencies include principal amounts only. The period of delinquency is based on the number of days payments are contractually past due. A payment is delinquent if the obligor pays less than [●]% of the contractual payment amount by the due date.

(2)

The monthly delinquency percentage is calculated by dividing the total remaining principal balance of the receivables 30 days or more past due by the month end principal balance of the total pool of receivables.

(3)	Receivables 120 days or more past due are charged off and are reflected in the presentation of the monthly cumulative net loss information.
(4)	The numbers in this column reflect the number of months that have elapsed since the end of the quarter in which the receivable was originated.

USAA Auto Owner Trusts

Prepayment Speed Information.

The graph below shows prepayment speed information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

Cumulative Net Loss Information.

The graph below shows cumulative net loss information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

Cumulative 30-59 Day Delinquency Information.

The graph below shows cumulative 30-59 day delinquency information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

Cumulative 60-89 Day Delinquency Information.

The graph below shows cumulative 60-89 day delinquency information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

Cumulative 90-119 Day Delinquency Information.

The graph below shows cumulative 90-119 day delinquency information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

Cumulative 30+ Day Delinquency Information.

The graph below shows cumulative 30+ day delinquency information for each of the Bank’s prior loan securitizations issued since [    ] (each of USAA Auto Owner Trust [    ], [    ], [    ], [    ] and [    ]).

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor or any underwriter. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of a time subsequent to the date of such information. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

USAA AUTO OWNER TRUST 20[●]-[●]

[If the aggregate principal amount issued is $[●], the following notes will be issued:]

Asset-Backed Notes, Class A-1 $[●]    %

Asset-Backed Notes, Class A-2[-A]        $[●]    %

[Asset-Backed Notes, Class A-2-B         $[●]    %]

Asset-Backed Notes, Class A-3    $[●]    %

Asset-Backed Notes, Class A-4    $[●]    %

Asset-Backed Notes, Class B    $[●]    %

[If the aggregate principal amount issued is $[●], the following notes will be issued:

Asset-Backed Notes, Class A-1 $[●]    %

Asset-Backed Notes, Class A-2[-A]        $[●]    %

[Asset-Backed Notes, Class A-2-B         $[●]    %]

Asset-Backed Notes, Class A-3    $[●]    %

Asset-Backed Notes, Class A-4    $[●]    %

Asset-Backed Notes, Class B    $[●]        %]

USAA Acceptance, LLC

Depositor

USAA Federal Savings Bank

Sponsor, Seller and Servicer

PROSPECTUS

UNDERWRITERS

[●]

[●]

[●]

[●]

[●]

[●]

Until 90 days after the date of this prospectus, all dealers effecting transactions in the securities, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the notes being registered hereby other than underwriting discounts and commissions.

Registration Fee	$	*
Legal Fees and Expenses	$	*
Accountant Fees and Expenses	$	*
Trustee Fees and Expenses	$	*
Rating Agency Fees	$	*
Printing Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	To be filed by amendment.

Item 13. Indemnification of Directors and Officers.

USAA Acceptance, LLC

USAA Acceptance, LLC is a Delaware limited liability company. Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement, as amended (the “LLC Agreement”), of USAA Acceptance, LLC (the “Depositor”) provides:

(a) Neither the member nor the special members nor any officer, director, employee or agent of the Depositor nor any employee, representative, agent or affiliate of the member or the special members (collectively, the “Covered Persons”) shall be liable to the Depositor or any other person who has an interest in or claim against the Depositor for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Depositor for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special members shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Depositor prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Depositor of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the LLC Agreement.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets and liabilities of the Depositor, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Depositor or to any other Covered Person that is a party to or is otherwise bound by the LLC Agreement, a Covered Person acting under the LLC Agreement shall not be liable to the Depositor or to any other Covered Person for its good faith reliance on the provisions of the LLC Agreement or any such approval or authorization granted by the Depositor or any other Covered Person. The provisions of the LLC Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the member and the special members to replace such other duties and liabilities of such Covered Person.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) relating to certain information provided or actions taken by the underwriters. The registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Indemnification

The Depositor (or an affiliate of the Depositor) may maintain insurance to indemnify any Covered Person against any exposure, liability or loss. Additionally, an affiliate of the Depositor may from time to time agree to indemnify a Covered Person on terms and conditions similar to the indemnification provided under the LLC Agreement.

Item 14(a). Exhibits.

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of USAA Acceptance, LLC (“the Depositor”)**

3.2	Amended and Restated Limited Liability Company Agreement of the Depositor**

4.1	Form of Indenture between the Issuing Entity and the Indenture Trustee*

5.1	Opinion of Mayer Brown LLP with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to federal income tax matters*

10.1	Form of Sale and Servicing Agreement among the Depositor, the Servicer, the Indenture Trustee and the Issuing Entity*

10.2	Form of Purchase Agreement between the Originator and the Depositor*

10.3	Form of Interest Rate Swap Agreement between the Issuing Entity and the Swap Counterparty*

10.4	Form of Administration Agreement between the Issuing Entity and the Administrator*

10.5	Form of Asset Representations Review Agreement*

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney (included in the signature page of this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1***

36.1	Form of Depositor Certification for Shelf Offerings of Asset Backed Securities*

99.1	Form of Amended and Restated Trust Agreement of the Issuing Entity*

102.1	Asset Data File****

103.1	Asset Related Documents****

107.1	Calculation of Filing Fee Tables

*	To be filed by amendment.
**	Incorporated by reference to Amendment No. 1 to Registration Statement on Form SF-3 (Reg. No. 333-208659), filed with the SEC by the Depositor on March 24, 2016.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
****	To be incorporated by reference from the Form ABS-EE for such offering at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

(a)	As to Rule 415:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430D or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bonfire offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	As to Filings in Reliance on Rule 430(A):

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f)	As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, USAA Acceptance, LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on the 8th day of February, 2022.

USAA ACCEPTANCE, LLC,
a Delaware limited liability company (Registrant)

By:	/s/ Brett Seybold
Name: Brett Seybold
Title: President, Chief Executive Officer, Treasurer, Principal Financial Officer, Comptroller and Senior Officer in Charge of Securitization

The Registrant, USAA Acceptance, LLC, reasonably believes that at the time of sale, at least one nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) will have rated the securities registered hereunder in one of its generic rating categories which signifies investment grade.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brett Seybold Brett Seybold	President, Chief Executive Officer (Principal Executive Officer), Treasurer (Principal Accounting Officer), Principal Financial Officer, Comptroller and Senior Officer in Charge of Securitization	February 8, 2022

/s/ Mark Pregmon Mark Pregmon	Vice President	February 8, 2022

/s/ Michael Moran Michael Moran	Senior Vice President, Assistant Treasurer	February 8, 2022

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above constitutes and appoints each of Brett Seybold, Mark Pregmon, Michael Moran and Peter Paulsen individually his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.